                                                Filed Pursuant to Rule 424(b)(1)
                                                File No. 333-76569

PROSPECTUS
                                                             [LOGO OF LUIGINO'S]

                                LUIGINO'S, INC.

                        EXCHANGE OFFER FOR $100,000,000
                                      OF
                    10% SENIOR SUBORDINATED NOTES DUE 2006

                 _____________________________________________


                     Material Terms of the Exchange Offer:


       . We are offering to exchange the Series A notes we sold in a private offering for new registered Series B notes,

       . The exchange offer expires at 5:00 p.m., New York City time, on August 20, 1999, unless extended,

       . The terms of the new notes are substantially identical to the old notes, except for the transfer restrictions and registration rights relating to the old notes,

       . Tenders of old notes may be withdrawn any time prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer, and

       . We will exchange all old notes that are properly tendered and not validly withdrawn.

       . No public market exists for the old notes or the new notes. We do not intend to list the new notes on any securities exchange or to seek approval for quotation through any automated quotation system.

       You should carefully consider the risk factors beginning on page 10 of this prospectus.

                 _____________________________________________


       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                     This prospectus is dated July 2, 1999

                               TABLE OF CONTENTS

Prospectus Summary...............................................   3
     Summary of the Terms of the Exchange Offer..................   3
     Summary Description of the New Notes........................   5
     Our Business................................................   7
     Risk Factors................................................   7
     Summary Historical and Pro Forma Financial Data.............   8

Risk Factors.....................................................  10

Use of Proceeds..................................................  15

Capitalization...................................................  15

Selected Historical Financial Information........................  16

Management's Discussion and Analysis of
Financial Condition and Results of Operations....................  18

Business.........................................................  27

Management and Directors.........................................  35

Ownership of Common Stock........................................  42

Description of Other Indebtedness................................  43

The Exchange Offer...............................................  44

Description of Notes.............................................  50

Federal Tax Considerations.......................................  76

Plan of Distribution.............................................  79

Legal Matters....................................................  79

Experts..........................................................  79

Where You Can Find More Information..............................  80

Index to Financial Statements.................................... F-1

                              PROSPECTUS SUMMARY

     The following summary contains a general discussion of our business, the exchange offer, the old notes and the new notes, which, where appropriate, we refer to collectively as the "notes," and summary financial information concerning Luigino's, Inc. We encourage you to read this entire prospectus for a more complete understanding of Luigino's and the exchange offer.

     Except as otherwise specifically indicated, all market size and share data in this prospectus is calculated in sales unit volumes. U.S. market data is based upon information gathered and published by Information Resources Incorporated for the 52-week period ended April 25, 1999. Canadian market data is based upon information gathered and published by AC Nielsen MarkeTrak for the 52-week period ended April 24, 1999 and Australian market data is based upon information gathered and published by AC Nielsen MarkeTrak for the 12-week period ended April 4, 1999.

     We operate on a 52 or 53-week fiscal year, ending on the Sunday closest to December 31, and a 16-week first fiscal quarter, 12-week second and third quarter, and a 12 or 13-week fourth quarter. Unless otherwise indicated, all references to quarters and years are to such fiscal periods.


                  Summary of the Terms of the Exchange Offer

     On February 4, 1999, we completed the private offering of $100.0 million principal amount of our 10% senior subordinated notes due 2006. In connection with that offering, we agreed, among other things, to deliver to you this prospectus and to use our best efforts to complete the exchange offer by July 4, 1999.

The Exchange Offer

     We are offering to exchange an equal principal amount of our 10% senior subordinated notes due 2006 which have been registered under the Securities Act of 1933, for the tendered principal amount of our outstanding 10% senior subordinated notes due 2006. To exchange an old note, you must properly tender and we must accept it. You may tender old notes only in integral multiples of $1,000.

     As of this date, there is $100.0 million principal amount of new notes outstanding. The exchange offer is not conditioned on any minimum aggregate principal amount of old notes being tendered for exchange.

Expiration Date

     The exchange offer will expire at 5:00 p.m., New York City time, on August 20, 1999, unless we decide to extend the expiration date.

Procedures for Tendering Old Notes

     If you wish to tender your old notes for exchange, you must transmit on or before the expiration date a properly completed and duly executed copy of the letter of transmittal delivered with this prospectus, or a facsimile of the letter of transmittal, including all other documents required by the letter of transmittal, to U.S. Bank Trust National Association, as exchange agent for the exchange offer; and either:

     . a timely confirmation of book-entry transfer of your old notes in accordance with the procedure for book-entry transfers described in this prospectus in "The Exchange Offer" section of this prospectus under the heading "Procedures for Tendering Old Notes," or

     .    certificates for your old notes.

     If you wish to tender old notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should promptly instruct the registered holder to tender on your behalf. If you wish to tender on your own behalf, you must, before completing the procedures described above under the heading

"Procedures for Tendering Old Notes," either register ownership of the old notes in your name or obtain a properly completed bond power from the registered holder.

Accrued Interest on the New Notes

     If you exchange your old notes for new notes in the exchange offer, you will receive the same interest payment on the next interest payment date following the expiration date that you would have received had you not accepted the exchange offer. We expect the next interest payment date following the expiration date to be August 1, 1999.

Guaranteed Delivery Procedures

     If you wish to tender your old notes and, prior to the expiration date of the exchange offer,

     .    your old notes are not immediately available,

     . you cannot deliver your old notes, the letter of transmittal or any other required documents to U.S. Bank Trust National Association, as exchange agent, or

     .    you cannot complete the procedures for book-entry transfer,

you may tender your old notes by following the guaranteed delivery procedures described in "The Exchange Offer" section under the heading "Guaranteed Delivery Procedures."

Withdrawal Rights

     You may withdraw the tender of your old notes at any time before the close of business, New York City time, on the expiration date.

U.S. Federal Income Tax Consequences

     The exchange of new notes for old notes in the exchange offer will generally not be a taxable event for United States federal income tax purposes.

Consequences of Failure to Exchange Old Notes

     If you do not exchange your old notes for new notes, you will no longer be able to require us to register the old notes under the Securities Act. In addition, you will not be able to offer or sell the old notes unless:

     .    they are registered under the Securities Act, or

     . you offer or sell them under an exemption from the registration requirements of the Securities Act.

Use of Proceeds

     We will not receive any proceeds from the issuance of new notes in the exchange offer.

Summary of Ability to Resell the New Notes

     We believe that you may offer for sale, resell or otherwise transfer the new notes issued in the exchange offer without complying with the registration and prospectus delivery provisions of the Securities Act, but only if:

     .    you acquire the new notes in the ordinary course of business,

     . you are not participating, do not intend to participate and have no arrangement or understanding with any person to participate in a distribution of the new notes, and

     . you are not an "affiliate" of Luigino's, as the term affiliate is defined in Rule 405 under the Securities Act and which may include our executive officers and directors, another person having control over our operations or management or a person or entity we control.

By executing and delivering the letter of transmittal, you will represent to us that the foregoing are true. If our belief is inaccurate, or if you do not meet any of the conditions stated above, and you transfer any new note issued to you in the exchange offer without delivering a prospectus meeting the requirements of the Securities Act or without an exemption from the registration requirements of the Securities Act, you may be liable under the Securities Act. We do not assume or indemnify you against liability under the Securities Act.

     Each broker-dealer that receives new notes in the exchange offer for its own account in exchange for old notes which the broker-dealer acquired as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the new notes. A broker-dealer may use this prospectus, as we may amend or supplement it from time to time, for an offer to resell, resale or other transfer of the new notes issued to it in the exchange offer.

     Holders who use the exchange offer to participate in a distribution of new notes, including broker-dealers that acquired old notes directly from us, but not as a result of market-making or other trading activities, must comply with the registration and prospectus delivery requirements of the Securities Act in the absence of an exemption from these requirements. If these holders fail to comply with the registration and prospectus delivery requirements, they may incur liabilities under the Securities Act for which we will not indemnify them.

                     Summary Description of the New Notes

Notes Offered

     We are offering $100.0 million aggregate principal amount of 10% senior subordinated notes due 2006. The form and terms of the new notes will be the same as the form and terms of the old notes except that:

     .    the new notes will bear a different CUSIP number from the old notes,

     . the new notes will be registered under the Securities Act and, therefore, will not bear legends restricting their transfer, and

     . you will not be entitled to any exchange or registration rights with respect to the new notes.

The new notes will evidence the same debt as the old notes, will be entitled to the benefits of the indenture entered into by Luigino's and U.S. Bank Trust National Association, as trustee, governing the old notes and will be treated under the indenture as a single class with the old notes.

Issuer

     Luigino's, Inc.

Maturity

     February 1, 2006.

Interest Payment Dates

     We will pay interest on the notes on February 1 and August 1 of each year, beginning August 1, 1999.

Subsidiary Guarantees

     Luigino's does not presently have any subsidiaries. If we acquire subsidiaries in the future, those subsidiaries will guarantee the notes.

Ranking

     The new notes will be subordinated to all our senior debt and any subsidiary guarantees will be subordinated to all debt of the guarantors, except for any debt that expressly provides that it is not senior to other debt. The new notes will rank equally with our outstanding senior subordinated debt and any of our future senior subordinated indebtedness.

     After giving effect to the transactions described below under the heading "Selected Historical and Pro Forma Financial Information," on April 25, 1999, the new notes:

     .    were subordinate to approximately $17.3 million of senior debt, and

     . would have been subordinate to up to $50.0 million of senior debt available to be incurred, subject to borrowing base limitations, under our new bank credit facility.

Optional Redemption

     We may redeem any of the notes on or after February 1, 2003 at the redemption prices set forth in the "Description of the Notes" section of this prospectus under the heading "Optional Redemption."

     If we sell any of our common stock to non-affiliates before February 1, 2002 and receive net proceeds aggregating at least $35.0 million, we may redeem up to 35.0% of the aggregate principal amount of the then-outstanding new notes with those net proceeds at 110.0% of their principal amount, plus accrued interest, so long as the redemption occurs within 45 days of the sale and the aggregate principal amount of notes remaining outstanding after the redemption is not less than $65.0 million.

Change of Control

     If we experience specific kinds of changes in control, we must offer to repurchase any then outstanding notes at 101.0% of their principal amount, plus accrued and unpaid interest, if any, to the repurchase date.

Covenants

     The indenture governing the notes contains covenants that, among other things, limit our ability, and the ability of any future subsidiary, to:

     .    pay dividends or make other distributions,

     .    repurchase our equity interests,

     . prepay subordinated indebtedness, incur additional indebtedness and issue preferred stock,

     .    incur liens,

     .    merge or consolidate with any other person,

     . sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our assets,

     .    enter into transactions with our affiliates, and

     .    enter into sale and leaseback transactions.

                                 Our Business

     Luigino's is one of the leading producers and marketers of frozen entrees in North America. Our Michelina's brand is the third most popular brand in the entire frozen entree category in the United States. It is the U.S. market leader in sales of non-diet entrees priced below $2.00, with a 37.4% market share based on unit volume. In Canada, the Michelina's brand is the market share leader in the frozen entree category, with a 26.5% market share. We produce over 100 different entrees, which we differentiate from our competition at all price points based on superior quality, freshness and value.

     Our principal executive offices are located at 525 Lake Avenue South, Duluth, Minnesota 55802, and our telephone number is (218) 723-5555.

                                 Risk Factors

     You should consider all of the information in this prospectus before tendering your old notes in the exchange offer. See the "Risk Factors" section of this prospectus for a discussion of the risks involved in an investment in our company.

                Summary Historical and Pro Forma Financial Data

     The summary historical income statement data and balance sheet data presented below have been derived from our audited financial statements for each of the three fiscal years ended December 29, 1996, January 4, 1998 and January 3, 1999. The summary historical data for the first fiscal quarters ended April 26, 1998 and April 25, 1999 are unaudited but, in the opinion of management, reflect all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of the results for those periods and as of those dates. Results from interim periods are not necessarily indicative of results for the fiscal year. The selected pro forma income statement data, other pro forma financial data and pro forma balance sheet data presented reflect adjustments to our historical financial statements to give effect to:

     .    the consummation of the sale of the old notes,

     . the buy out of operating leases of $6.0 million for the pro forma fiscal year and $5.9 million for the pro forma first fiscal quarter, and

     . a distribution of $15.0 million to our shareholders for the pro forma fiscal year.

The pro forma adjustments impact operating results by reducing cost of goods sold by $996,000 for the pro forma fiscal year and $84,000 for the pro forma first fiscal quarter due to the net effect of the elimination of operating lease payments of $1,591,000 for the fiscal year and $133,000 for the first fiscal quarter and an increase in depreciation of $595,000 for the fiscal year and $49,000 for the first fiscal quarter. On a pro forma basis, interest expense increased $5,305,000 for the pro forma fiscal year and $239,000 for the pro forma first fiscal quarter due to the net effect of the elimination of interest on the previous debt outstanding and interest on the new and existing debt. The summary pro forma income statement data and other financial data for the fiscal year ended January 3, 1999 and for the first fiscal quarter ended April 25, 1999 show the effect of those transactions as if they had occurred on January 5, 1998. The summary pro forma balance sheet data shows the effect of those transactions as if they had occurred on April 25, 1999. This pro forma data is presented for information purposes only and may not be indicative of the results of operations or financial position of Luigino's that would have been obtained had the transactions in fact been completed as of those dates or to project the results of our operations or financial condition for any future date or period.

     The information shown below should be read in conjunction with the discussion in the "Use of Proceeds," "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections of this prospectus and the financial statements of Luigino's and the related notes included in this prospectus starting on page F-1.

                                                                                                               Pro Forma
                                                                    Fiscal Year Ended                         Fiscal Year
                                             --------------------------------------------------------
                                                                                                                 Ended
                                             December 29,          January 4,             January 3,           January 3,
                                                1996                 1998                     1999                 1999
                                             -------------       ------------             -----------         -------------
                                                                        (dollars in thousands)
Income Statement Data:
Net sales                                    $  199,590          $  211,405               $  214,975          $  214,975
Cost of goods sold                              117,636             116,820                  118,334             117,338
                                             -------------       ------------             -----------         -------------
     Gross profit                                81,954              94,585                   96,641              97,637

Selling and promotional expenses                 55,371              51,582                   51,524              51,524
General and administrative expenses              15,479              20,490                   21,272              21,272
Reserve for plant impairment (a)                     --                  --                    5,172               5,172
Distribution contract termination                 1,675                  --                       --                  --
                                             -------------       ------------             -----------         -------------
Operating income (loss)                           9,429              22,513                   18,673              19,669

Interest expense                                 (6,006)             (6,476)                  (6,509)            (11,814)
Interest income                                     772                 786                      436                 436
Other income (expense), net                        (156)                180                      235                 235
                                             -------------       ------------             -----------         -------------
Net income (loss)                            $    4,039          $   17,003               $   12,835          $    8,526
                                             =============       ============             ===========         =============

                                                                                                                PRO FORMA
                                                                                FISCAL                            FISCAL
                                                                            QUARTER ENDED                        QUARTER
                                                                              (16 WEEKS)                          ENDED
                                                                 -------------------------------------
                                                                                                                APRIL 25,
                                                                 APRIL 26,                APRIL 25,               1999
                                                                   1998                     1999                (16 WEEKS)
                                                                 -------------            ------------        --------------
Income Statement Data:
Net sales                                                        $   62,958               $   75,646          $   75,646
Cost of goods sold                                                   36,296                   44,591              44,507
                                                                 --------------           ------------        --------------
     Gross profit                                                    26,662                   31,055              31,139

Selling and promotional expenses                                     13,083                   25,578              25,578
General and administrative expenses                                   6,418                    7,093               7,093
Reserve for plant impairment (a)                                         --                       --                  --
Distribution contract termination                                        --                       --                  --
                                                                 --------------           ------------        --------------
Operating income (loss)                                               7,161                   (1,616)             (1,532)
Interest expense                                                     (1,843)                  (3,471)             (3,710)
Interest income                                                         151                      155                 155
Other income (expense), net                                             222                      137                 137
                                                                 --------------           ------------        --------------
Net income (loss)                                                $    5,691               $   (4,795)         $   (4,950)
                                                                 ==============           ============        =============

Other Financial Data:
Adjusted EBITDA (b)                               $ 15,522            $ 29,404                 $ 31,453            $ 33,044
Adjusted EBITDA margin (c)                             7.8%               13.9%                    14.6%               15.4%
Depreciation and amortization                        5,477               5,925                    7,387               7,982
Capital expenditures                                 2,564              10,202                   33,098              39,048
Ratio of earnings to fixed charges (d)                 1.4x                2.8x                     2.6x                1.7x

Operating cash flow                                  2,687              25,885                   24,493
Investing cash flow                                 (4,176)            (14,855)                 (34,249)
Financing cash flow                                  1,584              (6,106)                   5,792

Other Financial Data:
Adjusted EBITDA (b)                                                   $  9,525                 $  1,970            $  2,103
Adjusted EBITDA margin (c)                                                15.1%                     2.6%                2.8%
Depreciation and amortization                                            1,991                    3,294               3,343
Capital expenditures                                                    13,334                   10,608              10,608
Ratio of earnings to fixed charges (d)                                     3.5x

Operating cash flow                                                      7,150                   (6,864)
Investing cash flow                                                    (13,656)                 (14,344)
Financing cash flow                                                      2,626                   20,169


                                                                                                          April 25, 1999
                                                                                                  ------------------------------
Balance Sheet Data:                                                                                 Actual            Pro Forma
                                                                                                  ----------         -----------
Total assets                                                                                      $ 130,860          $ 130,860
Total debt                                                                                          117,337            117,337
Total shareholders' equity (deficit)                                                                 (9,532)            (9,532)

--------------------
(a) Represents a non-cash charge of $4,722,000 and potential future cash expenditures of $450,000 incurred in connection with the impairment of assets related to a potential plant facility located in Hibbing, Minnesota.

(b) "Adjusted EBITDA" represents the sum of net income (loss), plus interest expense, plus depreciation and amortization, plus the non-cash portion ($4,722,000) of the reserve for plant impairment. Information regarding Adjusted EBITDA is presented because we believe that investors use Adjusted EBITDA as one measure of an issuer's ability to service its debt. Adjusted EBITDA is not a measure of performance or financial condition under generally accepted accounting principles, but is presented to provide additional information related to debt service capability. Adjusted EBITDA should not be considered in isolation or as a substitute for other measures of liquidity or financial performance under generally accepted accounting principles. While Adjusted EBITDA is frequently used as a measure of operations and the ability to meet debt service requirements, it is not necessarily comparable to other similarly titled captions of other companies due to the potential inconsistencies in the method of calculation.

(c) Represents the ratio of Adjusted EBITDA to net sales.

(d) For purposes of computing the ratio of earnings to fixed charges, "earnings" are defined as net income before fixed charges. Fixed charges are defined as interest expense, amortization of deferred financing costs, and the portion of rent expense representing interest. Earnings were inadequate to cover fixed charges by $4.8 million for the fiscal quarter ended April 25, 1999, and $4.9 million for the pro forma fiscal quarter ended April 25, 1999.

                                 RISK FACTORS

     You should carefully consider the following factors and other information
in this prospectus before deciding to exchange old notes for new notes.   Any of
the following risks could have a material adverse effect on our business, financial condition or results of operations or on the value of the old and new notes.

There may be adverse consequences for holders of the old notes who fail to exchange them for new notes.

     If you do not exchange your old notes for new notes in this exchange offer, you will continue to be subject to the restrictions on transfer of your old notes set forth in the legend on the old notes because the old notes have not been registered under the Securities Act or applicable state securities laws.
In general, you may offer or sell the old notes only if they are registered under the Securities Act and applicable state securities laws, unless you sell them under an exemption from the Securities Act and state securities laws. We do not intend to register the old notes under the Securities Act.

     If your tender of old notes in this exchange offer is for the purpose of participating in a distribution of new notes, the new notes that you receive will be restricted securities, and you will be required to comply with the registration and prospectus delivery requirements of the Securities Act if you resell any of the new notes. To the extent old notes are tendered and accepted in the exchange offer, the trading market, if any, for the old notes which are not tendered, and the price at which the old notes may be sold, could be adversely affected. See "The Exchange Offer."

There is no established trading market for the new notes, and even if one develops, you may have difficulty selling them.

      There has not been any public market for the old notes, and we cannot assure you that an active public or other market will develop for the new notes. If a trading market does not develop or is not maintained, you may experience difficulty in reselling new notes, or you may be unable to sell them at all.

      We do not intend to list the new notes on any securities exchange or to seek their admission to trading in any automated quotation system. First Chicago Capital Markets, Inc. and U.S. Bancorp Libra, the initial purchasers of the old notes, have advised us that they currently intend to make a market in the new notes, but they are not obligated to do so and may discontinue market-making at any time without notice. In addition, any market-making activity by the initial purchasers of the old notes will be subject to the limits imposed by the Securities Act and the Exchange Act, and may be limited during the exchange offer and at other times.

     If a public trading market develops for the new notes, it may not be liquid and it may be discontinued at any time. Moreover, future trading prices of the new notes would depend on many factors, including, among other things, prevailing interest rates, our operating results and the market for similar securities. Depending on prevailing interest rates, the market for similar securities and other factors, including our financial condition, the new notes could trade at a discount from their principal amount.

We have substantial indebtedness other than the notes, which may affect our ability to make scheduled payments on the notes, to redeem them if we are required to do so, and to pay the principal amounts of the notes when due.

     Luigino's is highly leveraged. On April 25, 1999, after giving effect to the sale of the old notes, the initial borrowings under our new credit facility and the application of the proceeds from those transactions, we had total indebtedness of approximately $117.3 million and a shareholders' deficit of $9.5 million, and our earnings were inadequate to cover fixed charges by $4.9 million for the pro forma fiscal quarter ended April 25, 1999. Of the $117.3 million of total indebtedness, $100.0 million consisted of the old notes. In addition, we may incur additional indebtedness in the future. The degree to which we are leveraged could prevent us from repurchasing all of the notes holders tender to us upon the occurrence of a change of control of Luigino's. See "Description of Notes -- Repurchase at the Option of Holders -- Change of Control."

     Our ability to make scheduled payments of principal of, or to pay the interest and any other payments on, or to refinance, our indebtedness, including the notes, or to fund our planned capital expenditures will depend on our future performance, which, to some extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We may also need to refinance all or a portion of the principal amount of the notes on or before maturity. There is a risk that our business will not generate sufficient cash flow from operations, or that we will not have sufficient credit available in the future, to enable us to service our indebtedness, including the notes, or to fund our other liquidity needs. In addition, there is a risk that we will not be able to refinance our debt on commercially reasonable terms, or at all. We discuss these issues in more detail under "Liquidity and Capital Resources" in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of this prospectus.

     The degree to which Luigino's will continue to be leveraged in the future could have important consequences to you as a holder of the notes. The following effects on Luigino's could affect you:

     .    we may have more difficulty satisfying our obligations on the notes,

     . we will be increasingly vulnerable to general adverse economic and industry conditions,

     . we may be have more difficulty obtaining additional financing to fund future working capital, capital expenditures and other general corporate requirements,

     . we may need to dedicate a substantial portion of our cash flow from operations to the payment of principal of, and interest on, our indebtedness, thereby reducing the availability of such cash flow to fund working capital, capital expenditures, research and development or other general corporate purposes,

     . we may have less flexibility in planning for, or reacting to, changes in our business and the industry, and

     . we may be at competitive disadvantage vis-a-vis less leveraged competitors.

In addition, the indenture and our bank credit facility contain financial and other restrictive covenants that limit our ability to, among other things, borrow additional funds. If we do not comply with these covenants, we would be in default, and if the default is not cured or waived, our business could be adversely affected. See "Description of Other Indebtedness--Bank Credit Facility."

The notes are subordinated to our other indebtedness, which also may affect our ability to make payments on the notes.

     The notes are and will be subordinated in right of payment to all of our current and future senior debt. However, the indenture prohibits us from incurring or otherwise becoming liable for any indebtedness that is subordinate or junior in right of payment to any senior debt and senior in right of payment to the notes. Upon any distribution to our creditors in a liquidation or dissolution of Luigino's or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to Luigino's or its property, the holders of our senior debt will be entitled to be paid in full in cash before any payment may be made on the notes. In addition, the subordination provisions of the indenture will provide that payments with respect to the notes will be blocked in the event of a payment default on our senior debt and may be blocked for up to 179 days each year in the event of nonpayment defaults on that debt. In the event of a bankruptcy, liquidation or reorganization of Luigino's, holders of the notes will participate ratably with all holders of our subordinated indebtedness that is deemed to be of the same class as the notes, and potentially with all of our other general creditors, based upon the respective amounts owed to each holder or creditor, in the remaining assets of Luigino's. In any of the foregoing events, there is a risk that there would not be sufficient assets to pay amounts due on the notes. As a result, holders of notes may receive less, ratably, than the holders of our senior debt.

Restrictions imposed under our bank credit facility also may affect our ability to make payments on the notes.

     Our bank credit facility contains, among other things, financial and other covenants, including covenants requiring us to maintain specified financial ratios, restricting our ability to incur indebtedness or to create or suffer to exist liens, and restricting the amount of capital expenditures which we may incur in any fiscal year. Compliance with these provisions may limit our ability to expand our business, and our ability to comply with these provisions and to repay or refinance the bank credit facility may be affected by events beyond our control. If we fail to make any required payment under the bank credit facility or fail to comply with any of the financial and operating covenants included in the bank credit facility, it would result in an event of default, permitting the lender to elect to accelerate the maturity of that indebtedness. Any such acceleration could also result in the acceleration of any of our other indebtedness. In addition, we may be unable to make scheduled interest payments or principal payments, if then due, on the notes during the existence of a default under the bank credit facility or our other indebtedness. If the lender under the bank credit facility accelerates the maturity of that indebtedness, there is a risk that we will not have sufficient resources to satisfy our obligations under the bank credit facility and our other indebtedness, including the notes. We discuss these issues in the "Description of Notes" section of this prospectus under the headings "Subordination" and "Certain Covenants."

Our business is subject to the general risks of the food industry and to significant competition from larger, well-established companies.

     We are subject to the general risks of the food industry, including:

     .    the risk that a competitor gains a technological advantage;

     .    evolving consumer preferences;

     .    limited shelf life of food products;

     .    nutritional and health-related concerns;

     .    federal, state and local food processing controls;

     .    consumer product liability claims;

     .    the risk of product tampering;

     .    mislabeling; and

     .    the availability and expense of insurance.

In addition, the food products business is highly competitive. Numerous brands and products compete for shelf space and sales, with competition based primarily on brand recognition and loyalty, price, quality and convenience. We compete with a number of established brands and companies, including larger and more diversified companies. A number of these competitors have broader product lines, substantially greater financial and other resources available to them, lower fixed costs and longer operating histories than Luigino's. There is a risk that we will not be able to compete successfully with these other companies. Competitive pressure or other factors could cause our products to lose market share or result in significant price erosion, which could have a material adverse effect on our business. We discuss these issues in the "Business" section of this prospectus under the heading "Competition."

Fluctuations in the cost of our ingredients may adversely affect our business.

     We use large quantities of ingredients and packaging materials in our frozen entrees. As a result, we are significantly affected by increases in the costs of these ingredients and materials. Due to extremely competitive conditions in the frozen food industry, following increases in ingredient costs, we may not be in a position to raise the prices of our frozen food entrees sufficiently to pass all such costs on to the consumer. In some cases, we enter into long-term supply contracts that fix the price for raw materials, but such contracts do not cover all of our ingredients and we may be exposed to cost increases after a contract expires. Any future material increase in the price of ingredients for our entrees could have a material adverse effect on Luigino's.

Claims made against us based on product liability could have a material adverse effect on our business.

     As a producer and marketer of food products, we are subject to the risk of claims for product liability. We maintain product liability insurance, but there is a risk that our coverage will not be sufficient to insure against all claims which may be brought against us, or that we will not be able to maintain that coverage or obtain additional insurance covering existing or new products. If someone successfully asserts a product liability claim against us exceeding our insurance coverage, it could have a material adverse effect on our business, and, even if a product liability claim is not successful, the time, expense and negative publicity associated with defending against such a claim could also have a similar effect.

We make our sales through independent food brokers, and our ability to maintain these relationships is important to our business.

     We rely on non-affiliated food brokers to sell our products. The success of our business depends, in large part, upon the maintenance of a strong distribution network. We grant food brokers revocable rights to sell Luigino's products in exclusive territories and they receive as compensation a dollar amount per case sold. If we were required to obtain additional or alternative distribution and food brokerage agreements or arrangements in the future, there can be no assurance we will be able to do so on satisfactory terms or in a timely manner. Inability to enter into satisfactory brokerage agreements may inhibit our ability to implement our business plan or to establish markets necessary to develop our products successfully. No single broker group accounts for more than 10.0% of our sales. We discuss these issues in the "Business" section of this prospectus under the heading "Marketing, Sales and Distribution."

Luigino's is effectively controlled by one shareholder, who can make substantially all decisions concerning our business.

     Jeno F. Paulucci, one of his children and trusts for the benefit of his wife, all three of his children and their children own all of the outstanding shares of Luigino's common stock. Of such outstanding shares, Mr. Paulucci owns the only shares of common stock entitled to vote. Accordingly, Mr. Paulucci elects the entire board of directors and otherwise controls the management of
Luigino's.   In addition, our shareholders are parties to a shareholder control agreement that permits Mr. Paulucci to make decisions with respect to the management and affairs of Luigino's that would normally be made by the board of directors, such as to amend the company's articles of incorporation or bylaws, make capital expenditures over a specified dollar amount, or incur indebtedness. There is a risk that Mr. Paulucci could make a decision regarding our affairs which is different than a decision made after full board deliberation, and that his decision could have an adverse effect on investors. We discuss the agreement and list the decisions which Mr. Pauluci may make in the "Management and Directors" section of this prospectus under the heading "Shareholder Control Agreement."

Loss of our status as an S corporation for federal income tax purposes could materially affect our income.

     Luigino's has elected to be an S corporation under the IRS code. Accordingly, our shareholders are directly subject to tax on their respective proportionate shares of our taxable income for federal and some state income tax purposes. If someone successfully challenges our status as an S corporation, we could be required to pay federal and state income taxes, plus interest and possibly penalties, on our past and future taxable income. There is a risk that the payment of any such taxes, interest and penalties will have a material adverse effect on Luigino's.

The loss of our founder or other key personnel could adversely affect our business.

     Our success depends largely upon the continued services of our executive officers and key management and other personnel. If we lose the services of one or more of our current executive officers or other key employees, it could have a material adverse effect on our business, results of operations and financial condition. In particular, we rely on our founder, Jeno Paulucci, and our President and Chief Operating Officer, Ronald Bubar. Mr. Paulucci and Mr. Bubar, and other executive officers, have extensive experience in the food industry. Mr. Paulucci has over 50 years of experience. He founded several successful food companies, including Chun King Corporation, which he sold in 1967 to R.J. Reynolds Food Company, and Jeno's Inc., which he sold in 1985 to The Pillsbury Co. Mr. Paulucci was the first Chairman of the Board of R.J. Reynolds Food Company, now RJR Nabisco, Inc. Mr. Bubar has more than 30 years in the food industry, and has held senior management positions at The Pillsbury Co. and Jeno's, Inc. Mr. Paulucci does not have an employment agreement with Luigino's but provides services to the company under a consulting agreement. Mr. Bubar has entered into an employment agreement with Luigino's in effect until December 1999, subject to earlier termination or future extensions. We maintain key-man insurance policies on both Mr. Paulucci and Mr. Bubar, the proceeds of which are payable to Luigino's. See "Management."

We are subject to risks related to Year 2000 issues.

     The computer systems or software products of our suppliers and customers may not accept input of, store, manipulate or output dates before the Year 2000 or thereafter without error or interruption. There is a risk that we will be unable to identify all date-handling problems of our suppliers and customers in advance of their occurrence, or that we will be unable to successfully remedy problems that are discovered. We are requesting assurances from our significant suppliers and customers that their systems are Year 2000 compliant or that they are identifying and addressing problems in their computer systems to upgrade them for the Year 2000. The expense of our efforts to identify and address such problems, or the expenses or liabilities to which we may become subject as a result of such problems, could have a material adverse effect on Luigino's. We discuss these issues in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of this prospectus under the heading "Year 2000 Issue."

This prospectus contains forward-looking statements which are only predictions, and actual events or results may be materially different.

     This prospectus includes forward-looking statements within the meaning of securities laws, principally in this "Risk Factors" section and in the "Management's Discussion and Analysis of Financial Condition and Results of
Operations" and "Business" sections of this prospectus.   We have based these
forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. The words "believe,""may," "will," "estimate," "continue," "anticipate," "intend," "expect" and similar words are intended to identify forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus might not transpire. Our forward-looking statements are subject to risks, uncertainties and assumptions including, among other things:

     .    general economic and business conditions,

     . our expectations and estimates concerning future financial performance, financing plans and the impact of competition,

     .    anticipated trends in our industry, and

     .    other risk factors discussed above.

                                USE OF PROCEEDS

  The exchange offer is intended to satisfy obligations we have under the registration rights agreement we entered into in connection with the February 1999 offering of the old notes. We will not receive any cash proceeds from the issuance of the new notes in the exchange offer.

  Our net proceeds from the sale of the old notes were approximately $96.8 million, after deduction of estimated fees and expenses of the offering and sale. We used the net proceeds to:

     . pay the outstanding indebtedness under our then-existing credit facility which was $63.9 million as of February 4, 1999;

     . pay the outstanding balances on our operating leases which were $5.9 million as of February 4, 1999;

     . pay other outstanding indebtedness of $6.0 million as of February 4, 1999; and

     .    make $15.0 million of distributions to the shareholders of Luigino's.

We will use the approximately $6.0 million balance of the net proceeds for working capital and other general corporate purposes. Pending our use of these remaining funds, we have invested the net proceeds in short-term, investment grade, interest-bearing securities.

                                 CAPITALIZATION

  The following table shows the capitalization of Luigino's as of April 25, 1999.

  Cash and cash equivalents                              $              154
                                                         ==================

  Long-term debt (including current maturities):

     Existing credit facility                            $               --

     New credit facility (1)                                             --

     Ohio debt (2)                                                   10,569

     Other debt                                                       6,768

     The Notes                                                      100,000

                                                         ------------------
            Total long-term debt                                    117,337

  Shareholders' equity (deficit)                                     (9,532)
                                                         ------------------
            Total capitalization                         $          107,805
                                                         ==================

-----------------------
(1) Our new credit agreement provides for borrowings up to $50.0 million, as discussed in the "Description of Other Indebtedness" section of this prospectus under the heading "New Credit Agreement."

(2) Represents industrial revenue bonds issued to finance our plant in Jackson, Ohio, as discussed in the "Description of Other Indebtedness" section of this prospectus under the heading "Ohio Debt."

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The following selected historical financial information should be read in conjunction with our financial statements and the notes thereto appearing elsewhere in this prospectus, and the section of this prospectus captioned "Management's Discussion of Financial Condition and Results of Operations. " The income statement data and balance sheet data presented below as of and for the fiscal years ended January 1, 1995, December 31, 1995, December 29, 1996, January 4, 1998 and January 3, 1999 have been derived from our financial statements, which have been audited by Arthur Andersen LLP, independent public accountants, and the selected historical financial information for the first fiscal quarters ended April 26, 1998 and April 25, 1999 are unaudited, but in the opinion of management, reflect all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of the results for those periods and as of those dates. Results from interim periods are not necessarily indicative of the results for the fiscal year.


                                                                                                          Fiscal Quarter Ended
                                                         Five Year Ended                                       (16 Weeks)
                           -----------------------------------------------------------------------    ---------------------------
                             January 1,     December 31,  December 29,    January 4,    January 3,      April 26,      April 25,
                               1995             1995         1996            1998         1999            1998           1999
                           ------------    -------------  ----------    ------------  ------------    -----------    ------------
                                                             (dollars in thousands)
Income Statement Data:
Net sales                      $169,181        $189,139     $199,590        $211,405      $214,975       $ 62,958       $ 75,646
Costs of goods sold              98,399         118,213      117,636         116,820       118,334         36,296         44,591
                           ------------    -------------  ----------    ------------  ------------    -----------    ------------
   Gross profit                  70,782          70,926       81,954          94,585        96,641         26,662         31,055

Selling and promotional          43,903          57,257       55,371          51,582        51,524         13,083         25,578
 expenses
General and administrative       13,325          16,033       15,479          20,490        21,272          6,418          7,093
 expenses
Reserve for plant                    --              --           --              --         5,172             --             --
 impairment (a)
Distribution contract                --              --        1,675              --            --             --             --
 termination
                           ------------    -------------  ----------    ------------  ------------    -----------    ------------
Total operating expenses         57,228          73,290       72,525          72,072        77,968         19,501         32,671
                           ------------    -------------  ----------    ------------  ------------    -----------    ------------
Operating income (loss)          13,554          (2,364)       9,429          22,513        18,673          7,161         (1,616)

Interest expense                 (4,457)         (6,217)      (6,006)         (6,476)       (6,509)        (1,843)        (3,471)
Interest income                     550             742          772             786           436            151            155
Other income (expense), net         328             387         (156)            180           235            222            137
                           ------------    -------------  ----------    ------------  ------------    -----------    ------------

Net income (loss)              $  9,975        $ (7,452)    $  4,039        $ 17,003      $ 12,835       $  5,691       $ (4,795)
                           ============    =============  ==========    ============  ============    ===========    ============

Other Financial Data:

Adjusted EBITDA (b)            $ 16,620        $  2,494     $ 15,522        $ 29,404      $ 31,453       $  9,525       $  1,970
Adjusted EBITDA margin (c)          9.8%            1.3%         7.8%           13.9%         14.6%          15.1%           2.6%

Depreciation and
 amortization                     2,188           3,729        5,477           5,925         7,387          1,991          3,294
Capital expenditures             16,846          21,233        2,564          10,202        33,098         13,334         10,608
Ratio of earnings to fixed
 charges (d)                        2.6x                         1.4x            2.8x          2.6x           3.5x
Operating cash flow              18,334            (903)       2,687          25,885        24,493          7,150         (6,864)
Investing cash flow             (17,062)        (22,389)      (4,176)        (14,855)      (34,249)       (13,656)       (14,344)
Financing cash flow              (1,737)         23,292        1,584          (6,106)        5,792          2,626         20,169

Balance Sheet Data:
Working capital                $  4,465        $ (8,470)    $ (1,418)       $  5,604      $   (493)      $  2,222       $ 10,314
Total assets                     87,971          93,358       93,331         101,377       124,521        104,748        130,860
Total debt                       50,918          66,989       68,913          66,764        85,534         77,394        117,337
Shareholders' equity
 (deficit)                        3,145          (6,967)      (2,928)         10,627        10,263          8,466         (9,532)

------------------------------------------------
(a) Represents a non-cash charge of $4,722,000 and potential future cash expenditures of $450,000 incurred in connection with the impairment of assets related to a potential plant facility located in Hibbing, Minnesota.

(b) "Adjusted EBITDA" represents the sum of net income (loss), plus interest expense, plus depreciation and amortization, plus the non-cash portion ($4,722,000) of the reserve for plant impairment. Information regarding Adjusted EBITDA is presented because we believe that investors use Adjusted EBITDA as one measure of an issuer's ability to service its debt. Adjusted EBITDA is not a measure of performance or financial condition under generally accepted accounting principles, but is presented to provide additional information related to debt service capability. Adjusted EBITDA should not be considered in isolation or as a substitute for other measures of liquidity or financial performance under generally accepted accounting principles. While Adjusted EBITDA is frequently used as a measure of operations and the ability to meet debt service requirements, it is not necessarily comparable to other similarly titled captions of other companies due to the potential inconsistencies in the method of calculation.

(c) Represents the ratio of Adjusted EBITDA to net sales.

(d) For purposes of computing the ratio of earnings to fixed charges, "earnings" are defined as net income before fixed charges. Fixed charges are defined as interest expense, amortization of deferred financing costs, and the portion of rent expense representing interest. Earnings were inadequate to cover fixed charges by $7.5 million for the fiscal year ended December 31, 1995 and $4.8 million for the fiscal quarter ended April 25, 1999.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis of our financial condition and results of operations is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements, including the notes thereto appearing elsewhere in this prospectus. Luigino's operates on a 52 or 53-week fiscal year, ending on the Sunday closest to December 31, and a 16-week first fiscal quarter, 12-week second and third quarters, and a 12 or 13-week fourth quarter.

Overview

     We are one of the leading producers and marketers in the $2.9 billion U.S. market for frozen food entrees. We produce over 100 different entrees, which we differentiate from our competition at all price points based on superior quality, freshness and value. Our products are sold in the U.S. to retail grocery accounts through a national broker sales network of approximately 40 independent broker groups, who act as the direct link between Luigino's and the retail trade. The broker network is managed by an experienced internal sales force. We market and distribute our products in the United States, Canada, Australia, the United Kingdom, Europe, the Pacific Rim and several countries in South America.

     The U.S. frozen entree category is generally divided into three segments:
Healthy (37.1%), Popular (30.1%) and Premium (24.3%); the remaining (8.5%) is made up of various small regional and private label brands. The Healthy segment is comprised of all products at all price points that are low-fat or reduced-calorie, most of which are priced over $2.00. The Popular segment is comprised of traditional, non-diet products priced below $2.00. The Premium segment is comprised of traditional non-diet entrees priced above $2.00. We have historically marketed our Michelina's products under four distinct "Labels" or product lines, each with unique attributes and retail price points. Our Green, Black and Blue Label products are generally priced at $1.25 to $1.59, our Signature products are generally priced at $1.99 to $2.29 and our Red Label products are generally priced below $1.00.

     These labels contributed the following percentages to our net sales:

     . Green Label products, comprised of a variety of popular recipes, contributed 52.9% to our net sales in the fiscal year ended January 3, 1999 and 46.5% to our net sales in the fiscal quarter ended April 25, 1999.

     . Red Label products, comprised generally of pasta and sauce entrees, contributed 16.1% to our net sales in the fiscal year ended January 3, 1999 and 15.1% in the fiscal quarter ended April 25, 1999.

     . Black Label products, comprised of Oriental entrees marketed under the Yu Sing sub-brand, contributed 12.9% to our net sales in the fiscal year ended January 3, 1999 and 11.3% in the fiscal quarter ended April 25, 1999.

     . Blue Label products, marketed in the Healthy segment under the brand name Michelina's Lean 'N Tasty, contributed 14.0% to our net sales in the fiscal year ended January 3, 1999 and 11.1% in the fiscal quarter ended April 25, 1999. Our Blue Label is the only major brand in the Healthy segment that is priced below $2.00.

     . Signature products, which were recently introduced and are marketed in the Premium segment under the brand name Michelina's Signature, contributed 10.8% to our net sales in the fiscal quarter ended April 25, 1999.

The balance of Luigino's net sales are derived from our frozen pizza and snacks business, which serves the frozen appetizer/snack rolls and frozen pizza categories. We currently produce egg rolls, Pizza Snack Rolls, Pizza Bagels, single serve pizza and pizza snacks, and are developing and test marketing additional snack products.

Results of Operations

  The following table shows, for the periods indicated, the major components of Luigino's statements of income expressed as a percentage of net sales.

                                            Fiscal Year            Fiscal Quarter Ended
                                     --------------------------   ----------------------
                                                                    April 26,   April 25,
                                        1996    1997    1998          1998        1999
                                     -------  ------  ---------    ----------  ---------
Net sales                              100.0%  100.0%  100.0%          100.0%      100.0%
Cost of goods sold                      58.9    55.3    55.0            57.6        58.9
                                     -------  ------  ---------    ----------  ---------
     Gross profit                       41.1    44.7    45.0            42.4        41.1
Selling and promotional expenses        27.8    24.4    24.0            20.8        33.8
General and administrative expenses      7.8     9.7     9.9            10.2         9.4
Reserve for plant impairment              --      --     2.4              --          --
Distribution contract termination        0.8      --      --              --          --
                                     --------  -----  ---------    ----------  ---------
     Operating income (loss)             4.7    10.6     8.7            11.4        (2.1)
Interest expense                        (3.0)   (3.1)   (3.0)           (2.9)       (4.6)
Interest income                          0.4     0.4     0.2             0.2         0.2
Other income (expense)                  (0.1)    0.1     0.1             0.3         0.2
                                     --------  -----  ---------    ----------  ---------
     Net income (loss)                   2.0%    8.0%    6.0%            9.0%       (6.3%)
                                     ========  =====  =========    ==========  =========

                 First Fiscal Quarter 1999 compared to First Fiscal Quarter 1998

     Net Sales. The following table shows Luigino's net sales by product line and the percentage change from the prior year.

                                      Fiscal Quarter Ended
                                     ----------------------
                                       April 26,  April 25,    Percentage
                                         1998       1999         Change
                                     -----------  ---------    ----------
                                     (dollars in thousands)
Green Label.......................       $30,779    $35,183          14.3%
Red Label.........................        11,670     11,383          (2.5)
Blue Label........................         9,275      8,363          (9.8)
Black Label.......................         7,429      8,569          15.3
Signature.........................            --      8,147         100.0
Snacks............................         3,067      4,001          30.5
Co-pack...........................           738         --        (100.0)
                                     -----------  ----------   ----------

   Total Net Sales................       $62,958    $75,646          20.2%
                                     ===========  ==========   ==========

     Total net sales for the first quarter of 1999 increased 20.2% or $12.7 million, to $75.7 million from $63.0 million in the first quarter of 1998. The Signature product line was launched in December 1998 resulting in an increase in net sales of $8.1 million in the first quarter of 1999. Green Label net sales increased $4.4 million due to increase in family size net sales and continued growth in both Canada and U.S. product line net sales. Black Label net sales increased $1.1 million as a result of marketing efforts to reposition this product line. Snack net sales increased $0.9 million as a result of new product introductions. These increases were partially offset by a decrease in Blue Label of $0.9 million as a result of distribution losses on the west coast, a slight decrease in Red Label and the elimination of co-pack net sales. The elimination in co-pack net sales resulted from the expiration of our co-pack agreement with Pillsbury which expired in the first quarter of 1998.

     Canadian net sales contributed $9.8 million, or 12.9% to our net sales for the first quarter of 1999 compared to $6.5 million, or 10.4% for the first quarter of 1998. Canadian sales have benefitted from overall growth in the frozen entree market, new product introduction and continued advertising. We expect Canadian sales growth to continue to be strong as we expand distribution and introduce new products.

     Volume increases were recorded in Green Label, Black Label and Snacks and through introduction of the Signature line. These increases were partially offset by volume decreases in Red Label, Blue Label and co-pack. Price decreases in Blue Label and Black Label were partially offset by a price increase in Snacks. The table below shows the percentage change in sales attributable to the change in selling prices and the change in volume by product line:

                                            First Fiscal Quarter 1999 compared to First Fiscal
                                                             Quarter 1998
                                       -------------------------------------------------------------
                                                               Percentage
                                            Percentage           Price               Percentage
                                          Volume Change          Change                Change
                                       ----------------       --------------        ----------------
          Green Label................          15.1%              (0.8%)                  14.3%
          Red Label..................          (4.6)               2.1                    (2.5)
          Blue Label.................          (3.7)              (6.1)                   (9.8)
          Black Label................          21.2               (5.9)                   15.3
          Signature..................         100.0                0.0                   100.0
          Snacks.....................          14.1               16.4                    30.5
          Co-pack....................        (100.0)               0.0                  (100.0)
                                       ----------------       --------------        ----------------

             Total...................          20.9%            (0.7%)                    20.2%
                                       ----------------       --------------        ----------------

          Gross Profit. Gross profit in the first quarter of 1999 increased 16.5% or $4.4 million from $26.7 million in the first quarter of 1998. The increase in gross profit is a result of the increase in overall sales levels. The gross margin in the first quarter of 1999 decreased to 41.1% of net sales from 42.4% in the first quarter of 1998. The decrease in gross margin was due to introduction of our Signature product line, which has a lower gross margin, and continued growth in Canada where we have lower margin product lines.

     Selling and Promotional Expenses. Selling and promotional expenses for the first quarter of 1999 increased 95.5%, or $12.5 million, to $25.6 million from $13.1 million in the first quarter of 1998. The increase resulted primarily from a $9.0 million increase in slotting spending related to Signature and Snack product lines introductions, a $1.1 million increase in maintenance slotting expenses and a $1.4 million increase in trade promotion and advertising expenses. Slotting expenditures are paid to retailers to obtain shelf space for additional items.

     General and Administrative Expenses. General and administrative expenses for the first quarter of 1999 increased 10.5%, or $0.7 million, to $7.1 million from $6.4 million in the first quarter of 1998. The increase was a result of increased salaries and related costs in sales and marketing, MIS and research and development of $0.4 million, increased travel and related expenses of $0.4 million, increased outside finished goods storage of $0.1 million and increased amortization and depreciation expense of $0.1 million, partially offset by a decrease in the bonus accrual of $0.3 million.

     Operating Income (Loss). Operating income (loss) for the first quarter of 1999 decreased 122.6% or $8.9 million, to $(1.6) million from $7.2 million in the first quarter of 1998. As a percentage of net sales, operating income decreased to (2.1)% of net sales in the first quarter of 1999 compared to 11.4% in the first quarter of 1998. The decrease resulted from the $12.5 million increase in selling and promotional expenses, and the $0.7 million increase in selling and general administrative expenses, offset by the $4.3 million increase in gross profit.

     Interest Expense. Interest expense for the first quarter of 1999 increased 88.3% or $1.6 million to $3.5 million from $1.9 million in the first quarter of 1998. The increase was a result of the senior debt offering interest of $2.4 million, partially offset by the decrease in the interest related to the debt extinguished by the offering proceeds.

     Interest Income. Interest income was $0.2 million for the first quarter of 1999 and the first quarter of 1998.

     Other Income (Expense). Other income for the first quarter of 1999 decreased 38.6%, or $0.1 million to $0.1 million from $0.2 million in the first quarter of 1998. Other income resulted from cash discounts earned from vendors offset by miscellaneous state franchise and Canadian taxes.

     Net Income (Loss). For the reasons stated above, net income for the first quarter of 1999 decreased 184.3%, or $10.5 million, to $(4.8) million from $5.7 million in the first quarter of 1998. As a percentage of net sales, net income decreased to (6.3)% of net sales in the first quarter of 1999 compared to 9.0% in the first quarter of 1998.

Fiscal Year 1998 compared to Fiscal Year 1997

     Net Sales. The following table shows Luigino's net sales by product line and the percentage change from the prior year.

                                           Fiscal Year           Percentage
                                     ----------------------
                                         1997       1998           Change
                                     ----------------------      ----------
                                     (dollars in thousands)
          Green Label..............     $104,512   $113,645           8.7%
          Red Label................       29,597     34,638          17.0
          Blue Label...............       31,208     29,990          (3.9)
          Black Label..............       28,598     27,726          (3.0)
          Snacks...................        9,096      7,970         (12.4)
          Co-pack..................        8,394      1,006         (88.0)
                                     -------------------------   ----------
             Total Net Sales.......     $211,405   $214,975           1.7%
                                     =========================   ==========

     Total net sales for 1998 increased 1.7% or $3.6 million, to $215.0 million from $211.4 million in 1997. Excluding our co-pack agreement with Pillsbury for the manufacture of pizza rolls, net sales for 1998 increased 5.4%, or $11.0 million to $214.0 million from $203.0 million in 1997. This co-pack agreement expired in the first quarter of 1998 and we are now producing Pizza Snack Rolls under the Michelina's brand. Green and Red Label net sales increased $9.1 and $5.0 million, respectively, offset by a decrease in co-pack and Snack sales and small decreases in Blue Label and Black Label. Green and Red label product sales increased due to product line expansion. The decrease in co-pack net sales resulted from the expiration of our co-pack agreement with Pillsbury.

     Canadian sales contributed $24.1 million, or 11.2% to our net sales for fiscal 1998 compared to $14.7 million, or 7.0% for fiscal 1998. Canadian sales have benefitted from overall growth in the frozen entree market, new product introduction and continued advertising.

     Volume increases were recorded in Green Label, Red Label and Blue Label. These increases were partially offset by volume decreases in Black Label, Snacks and co-pack. Price decreases were recorded

Label, Red Label, Blue Label, Black Label, Snacks and co-pack. The table below shows the percentage change in sales attributable to the change in selling prices and the change in volume by product line:

                                         Fiscal Year 1998 compared to  Fiscal Year 1997
                                         ----------------------------------------------
                                           Percentage        Percentage
                                            Increase          Increase
                                         (Decrease) in       (Decrease)     Percentage
                                          Sales due to      in Sales due      Change
                                          Volume Change    to Price Change   in Sales
                                         ---------------   ---------------  -----------
               Green Label............            9.8%             (1.1)%          8.7%
               Red Label..............           21.9              (4.9)          17.0
               Blue Label.............            2.4              (6.3)          (3.9)
               Black Label............           (2.1)             (0.9)          (3.0)
               Snacks.................          (10.5)             (1.9)         (12.4)
               Co-pack................          (78.2)             (9.8)         (88.0)
                                         ---------------     -----------    -----------

                  Total...............            4.5%             (2.8)%          1.7%
                                         ---------------     -----------    -----------

    Gross Profit. Gross profit in 1998 increased 2.2% or $2.1 million from $94.6 million in 1997. The increase in gross profit is a result of the increase in overall sales levels. The gross margin in 1998 increased to 45.0% of net sales from 44.7% in 1997. The increase resulted from the decrease in co-pack volume as a percentage of total sales.

    Selling and Promotional Expenses. Selling and promotional expenses for 1998 decreased 0.1%, or $0.1 million, to $51.5 million from $51.6 million in 1997. The decrease resulted from a $4.8 million decrease in slotting spending compared to 1997 offset by a $4.7 million increase in trade promotion and advertising expenses. Slotting expenditures are paid to retailers to obtain shelf space for additional items.

    General and Administrative Expenses. General and administrative expenses for 1998 increased 3.8%, or $0.8 million, to $21.3 million from $20.5 million in 1997. The increase was a result of increased salaries and related expenses for sales and marketing of $0.2 million, increased consulting and other professional fees of $0.2 million, increased management information services expense of $0.2 million, and increased bonus accrual of $0.7 million, partially offset by a decrease in amortization and bad debt expense of $0.5 million. Increased sales and marketing expenses have resulted in better controls over external selling expenses, particularly in spending related to new product introductions. Increased MIS spending was used to upgrade our computer hardware and to begin installation of enterprise resource planning software to replace current financial software.

    Reserve for Plant Impairment. During 1996, we entered into an agreement with the Office of the Commissioner of the Iron Range Resources Rehabilitation Boards (IRRRB) for the construction of a manufacturing facility in Hibbing, Minnesota. We recorded a $5.2 million charge for the impairment of assets incurred in connection with the potential plant facility. The total reserve of $5.2 million represented a non-cash charge of $4.7 million for asset impairment and $0.5 million for potential future liquidated damages and other costs. There was no similar expense in 1997. On April 27, 1999, the IRRRB and Luigino's entered into a settlement agreement under which Luigino's agreed to convey the property to the IRRRB and the IRRRB agreed to pay Luigino's $0.5 million and release the claims against Luigino's for payment of liquidated damages.

    Operating Income. Operating income for 1998 decreased 17.1% or $3.8 million, to $18.7 million from $22.5 million in 1997. As a percentage of net sales, operating income decreased to 8.7% of net sales in 1998 compared to 10.6% in 1997. The decrease resulted from the $5.2 million charge for plant impairment, and the $0.7 million increase in selling and general administrative expenses, partially offset by the $2.1 million increase in gross profit.

    Interest Expense.  Interest expense was $6.5 million for 1998 and 1997.

    Interest Income. Interest income for 1998 decreased 44.5%, or $0.4 million, to $0.4 million from $0.8 million in 1997. Substantially all interest income resulted from notes receivable from shareholders, which bear interest at short term applicable federal rates. The decrease resulted from a $2.6 million decrease in outstanding balances in August 1997 and lower interest rates in 1998.

    Other Income (Expense). Other income was $0.2 million for 1998 and 1997. Other income resulted from cash discounts earned from vendors offset by miscellaneous state franchise and Canadian taxes.

    Net Income. For the reasons stated above, net income for 1998 decreased 24.5%, or $4.2 million, to $12.8 million from $17.0 million in 1997. As a percentage of net sales, net income decreased to 6.0% of net sales in 1998 compared to 8.0% in 1997.

Fiscal Year 1997 compared to Fiscal Year 1996

     Net Sales. The following table shows Luigino's net sales by product line and the percentage change from the prior year.

                                   Fiscal Year
                              ----------------------
                                 1996        1997      Percent Change
                              ----------  ----------   --------------
                              (dollars in thousands)
  Green Label...............  $   98,122   $ 104,512             6.5%
  Red Label.................      26,762      29,597            10.6
  Blue Label................      18,743      31,208            66.5
  Black Label...............      33,564      28,598           (14.8)
  Snacks....................      14,050       9,096           (35.3)
  Co-pack...................       8,349       8,394             0.5
                              ----------   ---------        --------
       Total Net Sales......  $  199,590   $ 211,405             5.9%
                              ==========   =========        ========

     Net sales for 1997 increased 5.9%, or $11.8 million, to $211.4 million from $199.6 million in 1996. Green Label net sales increased $6.4 million, Red Label net sales increased $2.8 million and Blue Label net sales increased $12.5 million, partially offset by decreases in Black Label and snacks of $5.0 million each. Green and Red Label sales increased due to expansion of the product lines. The increase in Blue Label sales resulted from a full year of sales in 1997 following our entry into the Healthy segment in March 1996. Black Label sales decreased as a result of discontinuing a higher price point "restaurant style" product, and snack sales decreased due to difficulty in keeping shelf space for single serve pizza because of a lack of complementary snack products.

     We entered the Canadian market in 1992, and Canadian sales contributed $14.7 million, or 7.0% to our net sales for fiscal 1997 compared to $12.1 million, or 6.1% for fiscal 1996. Canadian sales have benefitted from overall growth in the frozen entree market, new product introduction and increased brand awareness as a result of the media campaign started in mid 1997.

     Volume increases were recorded in Red Label, Blue Label and co-pack. These increases were partially offset by volume decreases in Green Label, Black Label and Snacks. Price increases in Green Label, Red Label, Black Label and Snacks were partially offset by decreases in Blue Label and co-pack. The table below shows the percentage change in sales attributable to the change in selling prices and the change in volume by product line:

                                             Fiscal Year 1997 compared to  Fiscal Year 1996
                                             ----------------------------------------------
                                               Percentage        Percentage
                                                Increase          Increase
                                             (Decrease) in       (Decrease)     Percentage
                                              Sales due to      in Sales due      Change
                                              Volume Change    to Price Change   in Sales
                                              -------------    -----------      -----------
               Green Label...............              (1.2)%          7.7%             6.5%
               Red Label.................               9.2            1.4             10.6
               Blue Label................              83.2          (16.7)            66.5
               Black Label...............             (17.3)           2.5            (14.8)
               Snacks....................             (40.9)           5.6            (35.3)
               Co-pack...................              40.6          (40.1)             0.5
                                              -------------    -----------      -----------

                  Total..................               4.4%           1.5%             5.9%
                                              -------------    -----------      -----------

    Gross Profit. Gross profit in 1997 increased 15.4% or $12.6 million to $94.6 million from $82.0 million in 1996. The increase in gross profit is a result of overall higher sales levels. The gross margin in 1997 increased to 44.7% of net sales compared to 41.1% of net sales in 1996. The increase in gross margin is a result of increases in prices for Green, Blue and Black Label products.

    Selling and Promotional Expenses. Selling and promotional expenses for 1997 decreased 6.8%, or $3.8 million, to $51.6 million from $55.4 million in 1996. The decrease included a $6.3 million decrease in trade promotion spending, which was partially offset by increased slotting.

    General and Administrative Expenses. General and administrative expenses for 1997 increased 32.4%, or $5.0 million, to $20.5 million from $15.5 million in 1996. The increase was primarily a result of increased salaries and related cost in sales and marketing, accounting and MIS of $1.8 million, increased travel and related expenses of $0.3 million, increased consulting and other professional fees of $0.8 million, increased outside finished goods storage of $1.0 million, increased marketing materials of $0.4 million and other occupancy and related costs of $0.5 million. The expanded sales and marketing departments have resulted in better control over, and a reduction in, external selling expenses, particularly in spending related to new product introductions. We increased MIS spending in the second half of 1997 to upgrade our computer hardware, to install a company-wide computer network and to arrange for the installation of enterprise resource planning software to replace our current financial software, which is not Year 2000 compliant.


    Distribution Contract Termination. We incurred a $1.7 million contract termination fee in 1996 as a result of the termination of our Canadian sales and distribution agreement with Maple Leaf Foods of Canada. Simultaneously with the contract cancellation, we entered into a substantially similar sales and distribution agent agreement with J.M. Schneider Corporation in Canada. There was no similar expense in 1997.

    Operating Income. Operating income for 1997 increased 138.8%, or $13.1 million, to $22.5 million from $9.4 million in 1996. As a percentage of net sales, operating income increased to 10.6% of net sales in 1997 compared to 4.7% in 1996. The increase resulted from higher sales and gross profit, lower selling expenses, and elimination of the non-recurring distribution contract termination that occurred in 1996, partially offset by increased general and administrative expenses.

    Interest Expense. Interest expense for 1997 increased 7.8%, or $0.5 million, to $6.5 million from $6.0 million in 1996.

    Interest Income. Interest income was $0.8 million in 1997 and 1996. Substantially all interest income results from notes receivable from shareholders which bear interest at short term applicable federal rates.

     Other Income (Expense). Other income (expense) consisted of income of $0.2 million in 1997 compared to an expense of $0.2 million in 1996.

     Net Income. For the reasons stated above, net income for 1997 increased 321.0%, or $13.0 million, to $17.0 million from $4.0 million in 1996. As a percentage of net sales, net income increased to 8.0% of net sales in 1997 compared to 2.0% in 1996.

Liquidity and Capital Resources

     Luigino's has traditionally financed its working capital needs through a combination of cash from operations and borrowings under its credit facilities. On February 4, 1999, Luigino's amended and restated its existing senior credit facility with The First National Bank of Chicago to provide for a $50.0 million revolving line of credit due January 31, 2004, and issued $100.0 million 10.0% senior subordinated notes due February 1, 2006. A portion of the proceeds from the issuance of these notes was used to make a $15.0 million distribution to our shareholders. See the "Description of Other Indebtedness" section of this prospectus under the heading "New Credit Agreement."

     First Fiscal Quarter 1999 compared to First Fiscal Quarter 1998. We used $6.9 million of cash from operating activities during the first quarter of 1999, compared to generating $7.2 million in the first quarter of 1998. The decrease resulted from decreased net earnings due to slotting expenses related to new product introductions and increased working capital requirements in the first quarter of 1999.

     Investing activities used $14.3 million of cash in the first quarter of 1999 and $13.7 million in the first quarter of 1998. The first quarter of 1999 included $5.9 million in buyouts of equipment under operating leases, $4.7 in machinery and equipment purchases and $3.7 million in capitalized debt issue costs.

     Financing activities generated $20.2 million in the first quarter of 1999 compared to $2.6 million of cash in the first quarter of 1998. The first quarter of 1999 included $100.0 million increase in debt related to this offering, offset by a $68.2 million reduction in other debt, a $3.3 million in shareholder notes receivable collections and a $15.0 million distribution of earnings previously taxed to the shareholders.

     Fiscal Year 1998 compared to 1997. We generated $24.5 million of cash from operating activities during 1998, compared to $25.9 million in 1997. The decrease resulted from increased working capital requirements in 1998.

     Investing activities used $34.2 million of cash in 1998 and $14.9 million in 1997. Fiscal year 1998 included $24.2 million in buyouts of equipment under operating leases.

     Financing activities generated $5.8 million in 1998 compared to using $6.1 million of cash in 1997. The difference is due to $20.9 million in increased borrowings to finance the equipment lease buyouts, offset by a $2.2 million reduction in shareholder notes receivable collections and a $7.1 million increase in distributions to shareholders primarily related to Subchapter S tax liabilities. As of January 3, 1999, we did not comply with the minimum net worth covenant under our Ohio bonds, which required a minimum net worth of $15.0 million, however, we obtained a waiver of the default for fiscal 1998. The net worth covenant was amended for fiscal 1999 resulting in a change of the definition of net worth to include all our subordinated debt and to require a minimum net worth of $85.0 million. The net worth of Luigino's according to the amended covenant was $90.5 million at April 25, 1999.

     Fiscal Year 1997 compared to Fiscal Year 1996. We generated $25.9 million of cash from operating activities in 1997, increased from $2.7 million of cash in 1996. The difference is primarily due to increased earnings and improved working capital levels in fiscal year 1997.

     Investing activities used $14.9 million of cash in 1997 compared to $4.2 million in 1996. The 1997 increase was a result of additional production lines for snacks and a new storage freezer.

     Financing activities required $6.1 million of cash in 1997 while providing $1.6 million of cash in 1996. The difference primarily relates to shareholder distributions for Subchapter S related tax liabilities in 1997.

     1999 Planned Expenditures and Buyout of Operating Leases. As a part of our strategic growth plan, we are budgeting approximately $12.0 million in advertising to build brand awareness. Our management has discretion on the amount and timing of these expenditures and whether to continue them. We are also budgeting $17.0 million in slotting expenses in 1999 to introduce new products and increase product penetration. We intend to finance these expenditures through internally generated funds, proceeds of the sale of the old notes and borrowings under our revolving credit agreement. In the first quarter of 1999, we incurred $0.5 million for advertising and $10.6 million for slotting expenses.

     We estimate that our overall capital expenditures in 1999 will be approximately $17.0 million, of which $11.1 million relates to continued investment in plant and equipment and $5.9 million relates to continuation of an existing program to buy out operating leases. At the beginning of 1998, we had operating leases on production equipment with an original cost of $52.0 million. The leases had initial term expiration dates from 1998 through 2002. We began a program of buying out such operating leases, and through April 25, 1999, leases relating to equipment with an original cost of $52.0 million were bought out for $30.1 million.

     We anticipate continuing to elect Subchapter S treatment under the U.S. Internal Revenue Code. Consequently, we will continue to make quarterly distributions to our shareholders based upon their estimated tax liabilities as discussed in the "Management and Directors" section of this prospectus under the heading"Certain Relationships and Related Transactions."

     Luigino's ability to make scheduled payments of principal of, or to pay the interest or premiums, if any, on, or to refinance, its indebtedness, including the notes, or to fund planned capital expenditures will depend on our future performance, which, to some extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Based upon the current level of operations, we believe that cash flow from operations and available cash, together with available borrowings under our new credit agreement, will be adequate to meet our future liquidity needs for at least the next several years. We may, however, need to refinance all or a portion of the principal of the notes on or before maturity. There can be no assurance that our business will generate sufficient cash flow from operations, or that future borrowings will be available under the new credit agreement in an amount sufficient to enable us to service our indebtedness, including the notes, or to fund our other liquidity needs. In addition, there can be no assurance that we will be able to effect any such refinancing on commercially reasonable terms or at all.

Inflation

     We believe that the relatively moderate rate of inflation over the past few years has not had a significant impact on our sales or profitability.

Market Risk Considerations

     Credit Risk. Financial instruments which potentially subject Luigino's to significant concentrations of credit risk consist primarily of cash and trade accounts receivable. We maintain cash and cash equivalents and other financial instruments with various financial institutions. Our policy is to limit exposure to any one institution. When we formulate our investment strategy we consider our periodic evaluations of the relative credit standing of these financial institutions. Our concentrations of credit risk for trade accounts receivable are limited due to the large number of entities comprising our customer base. As of January 3, 1999, we had an exclusive distribution agreement in Canada with J.M. Schneider Corporation which accounted for 11.2% of our net sales in fiscal 1998 and 12.9% of our net sales in the first quarter of 1999. We do not currently foresee a credit risk with this distributor.

     Interest Rate Swap. Interest rate swaps are entered into as a hedge of underlying debt instruments to effectively change the characteristics of the interest rate without actually changing the debt instrument. Our exposure to market risk for change in interest rates relates primarily to our long-term debt obligations. At April 25, 1999, the total notional amount of our interest rate swap agreement was $25.0 million.

Year 2000 Issues

     State of Readiness. Luigino's has a Year 2000 project team comprised of key members of our management information systems department and key management personnel. The project team has analyzed our computer systems for Year 2000 compliance, and as a result of that analysis, we have begun installing a state of the art enterprise resource planning software package to replace our current financial accounting package, which is not

Year 2000 compliant. The new software will also provide us with integration of capabilities currently available on our system but not in an integrated package, including production planning and manufacturing control, materials management, logistics and distribution, plant maintenance, and treasury management and international accounting capabilities. We anticipate having the new system operational by July 1999.

     We have completed our review of non-information systems, such as manufacturing and storage systems, which rely on embedded chips or similar devices. We are working with our key suppliers to ensure that the equipment and systems used in the delivery of products and services to us are Year 2000 compliant and that they are identifying and addressing all issues with their equipment and systems to ensure that they properly function for the year 2000. Currently, we have received adequate assurances from suppliers representing approximately 67% of our purchases that their equipment and systems used in the delivery of products and services to us are Year 2000 compliant. It is possible that computer systems or software products of our suppliers and customers may not accept input of, store, manipulate and output dates before the Year 2000 or thereafter without error or interruption.

     Costs Associated with Year 2000 Compliance. We estimate the total cost of conversion to the new enterprise resource planning system, including equipment, software, consulting and training, at $2.0 million, which is being funded through operating cash flows. The expenses and liabilities to which we may become subject as a result of date-handling problems of our suppliers and customers, and remedying problems that are discovered, cannot be estimated at this time to any degree of accuracy.

     Risks Associated with Year 2000 Issues. We believe our exposure with respect to Year 2000 issues of our suppliers and customers is minimal. There can be no assurance, however, that we will identify all date-handling problems of our suppliers and customers in advance of their occurrence, or that we will be able to successfully remedy problems that are discovered, and our efforts to identify and address such problems, or the expenses or liabilities to which we may become subject as a result of such problems, could have a material adverse effect on Luigino's.

     Contingency Plans. We anticipate having our new enterprise resource planning system operational by July 1999. Our contingency plan is to upgrade our existing software package with the current release, which is Year 2000 compliant. That upgrade could be accomplished in approximately two months. We intend to work with non-compliant current vendors and suppliers as necessary to prevent interruption of our business, and to identify alternate vendors and service providers where necessary. Although we do not anticipate any major noncompliance issues, the worst case scenario would be temporary disruption of our business if we or third parties are not in compliance. This disruption could include temporary plant closings, delays in delivery and receipt of products and supplies, invoice errors, collection errors and inventory obsolescence. We will continue to evaluate our readiness plan, including further development and refinement of our contingency plan.

                                   BUSINESS

General

     Luigino's is one of the leading producers and marketers of frozen entrees in North America. Our Michelina's brand is the third most popular brand in the entire frozen entree category in the United States. We are the U.S. market leader in sales of non-diet entrees priced below $2.00, with a 37.4% market share based on unit volume. In Canada, our Michelina's brand is the market share leader in the frozen entree category, with a 26.5% market share. We produce over 100 different entrees, which we differentiate from our competition at all price points based on superior quality, freshness and value.

     The frozen entree category is a $2.9 billion U.S. market and is one of the largest product categories in the U.S. frozen prepared food industry. Since 1993, sales revenue in the frozen entree category have grown at an annual compounded rate of 5.8%. For the 52 weeks ended April 25, 1999, total U.S. frozen entree unit sales increased 6.9% and sales revenues increased 15.1% compared to the same period in the prior year. We believe that such growth will continue, based on the relatively low current level of penetration of frozen entrees in U.S. consumer households and trends in U.S. lifestyle toward two-earner households and emphasis on leisure time, with a resulting need for value and convenience in meal solutions.

     The U.S. frozen entree category is generally divided into three segments:
Healthy (37.1%), Popular (30.1%) and Premium (24.3%); the remaining 8.5% is made up of various small regional and private label brands. The Healthy segment is comprised of all products at all price points that are low-fat or reduced-calorie, most of which are priced over $2.00. The Popular segment is comprised of traditional, non-diet products priced below $2.00. The Premium segment is comprised of traditional, non-diet products priced over $2.00.

     Luigino's has historically marketed its Michelina's brand products under four distinct "Labels" or product lines, each with unique attributes and retail price points, as set forth below:

                                                                                   % of Net Sales
                                                                                  (Fiscal Quarter
                                                                                      Ended
Label        Brand                           Price Point        Recipe            April 25, 1999)
-----        -----                           ------------       -------           ----------------
Green        Michelina's                     $1.25 - $1.59      Traditional              46.5%
Red          Michelina's                     Below $1.00        Pasta & sauce            15.1%
Blue         Michelina's Lean 'N Tasty       $1.25 - $1.59      Healthy, low-fat         11.1%
Black        Michelina's Yu Sing             $1.25 - $1.59      Oriental                 11.3%
Signature    Michelina's Signature           $1.99 - $2.29      Premium                  10.8%

     The balance of Luigino's net sales are derived from our frozen pizza and snacks business, which serves the frozen appetizer/snack rolls and frozen pizza categories. We currently produce egg rolls, Pizza Snack Rolls, Pizza Bagels, single serve pizza and pizza snacks, and are developing and test marketing additional snack products. Sales in our frozen pizza and snacks business contributed 5.2% to our net sales in the fiscal quarter ended April 25, 1999.

     Since its incorporation in 1990, Luigino's has elected to be taxed as a corporation under Subchapter S of the IRS code. We have made, and intend to continue to make, distributions to our shareholders to pay their income tax obligations as a result of our status as an S corporation.

Competitive Strengths

     Leading Market Positions. Luigino's primarily competes in the Popular price segment of the U.S. frozen entree market, where it has a 37.4% share based on unit volume. We have a 13.3% market share, based on unit volume, of the overall U.S. frozen entree market. We produced 25 of the top 200 frozen entrees measured on total unit volume, and had 46 of the 200 best selling entrees for the 12 weeks ending April 25, 1999. In 1992, we entered the Canadian market, where we had the top 15 and 32 of the top 50 best selling frozen entrees for the 12-week period ended April 24, 1999.

     High Quality Products. Our production process focuses on quality by starting with the freshest ingredients and by preparing our sauces from scratch based on our own recipes. Quality is continuously monitored by employee and management samplings, and employees are empowered to stop production if product quality is not being maintained. Our highly flexible production lines enable us to quickly shift production among different products, essentially producing products to customer orders, which eliminates the need for substantial inventories, shortens the time between manufacture and consumption, and promotes higher quality product at the retail point of sale. In addition, product quality is enhanced by a freezing process which operates under lower temperatures than most similar facilities.

     Efficient Operations. Our frozen entrees are produced at a state-of-the-art food processing plant located in Jackson, Ohio, where labor costs are relatively low. The Jackson plant operates 14 highly efficient and flexible production lines, manufacturing approximately one million entrees per day. The plant has sufficient production capacity to allow further significant growth without an increase in capital investment. Our practices of manufacturing product in line with customer orders and shipping primarily in truckload quantities also contribute to the efficiency of our operations.

     Strategic Distribution. The location of our Jackson, Ohio plant is key to our distribution system, since approximately 50.0% of the U.S. population lives within a 500 mile radius of Jackson. This enables us to quickly and cost effectively distribute our products. The strategic location of the plant also enables us to distribute products without outside warehousing, which eliminates expenses from spoilage and boosts inventory turnover. We are able to turn our finished goods inventory an average of 15 times per year. Our products are sold in the U.S. to retail grocery accounts through a national broker sales network of approximately 40 independent broker groups, who act as the direct link between Luigino's and the retail trade. The broker network is managed by an experienced internal sales force.

     Experienced and Motivated Management Team. Luigino's was founded in 1990 by Jeno F. Paulucci, a well known food industry executive with over 50 years of experience. Mr. Paulucci has founded several successful food companies, including Chun King Corporation which he sold in 1967 to R.J. Reynolds Food Company and Jeno's Inc. which he sold in 1985 to The Pillsbury Co. Mr. Paulucci was the first Chairman of the Board of R.J. Reynolds Food Company (now RJR Nabisco, Inc.). Ron Bubar, President and Chief Operating Officer, has managed production of Luigino's products since its inception, is a veteran with more than 30 years in the food industry, and has held senior management positions at The Pillsbury Co. and Jeno's, Inc. A portion of senior management incentive compensation is linked to growth in EBITDA. Under management's stewardship, we have grown substantially since Luigino's was founded in 1990. Net sales have grown from $124.2 million in the fiscal year ended January 2, 1994 to $215.0 million in the fiscal year ended January 3, 1999, with a compound annual growth rate of 11.6%.

Business Strategy

     Our business plan for the next five years is based upon the following strategies:

     Build Brand Awareness. Luigino's has developed a formal strategy to build awareness of the Michelina's brand name which incorporates media spending, tie-ins with merchandising events and overall category management. Historically, we have been able to gain significant market share in the frozen entree business, despite relatively low brand awareness, based on high repeat purchases by a loyal customer following. We believe, based on our recent experience in marketing the Michelina's brand in Canada, that our new strategy can result in significant increases in U.S. sales. See "-- Marketing, Sales and Distribution."

     Increased Product Penetration. Product penetration is measured by all commodity volume, which measures the percentage distribution in U.S. markets with annual sales exceeding $2.0 million. Although Michelina's products have a broad based national distribution represented by a 75.1% all commodity volume, the all commodity volume of many of our best selling entrees is relatively low. For example, the average all commodity volume for our top 13 Green Label products is 51.7% Accordingly, we believe we can significantly increase sales simply by increasing the penetration levels of our Michelina's "best sellers." We are implementing this strategy by focusing our "slotting" expenditures on increasing penetration of these best selling items. Slotting expenditures are paid to retailers to obtain shelf space for additional items. In addition, we intend to expand our sales to include club stores, which we believe will be a receptive market for multi-entree packaging of our new family-size entrees.

     Introduce New Products Lines. We have a proven ability to successfully identify new market segments and create products and line extensions to fill these niches. Introduced in March 1996, our Blue Label expanded the healthy category below the $2.00 price point. The Blue Label has successfully grown to generate net sales of approximately $30.0 million during 1998, approximately 14.0% of our total sales, and $8.4 million in the first fiscal quarter of 1999, approximately 11.1% of our total sales for the quarter. Currently, we have introduced the Michelina's Signature brand, which will compete in the $2.00 price range between the Popular and Premium segments. The Signature product line was developed as a value-priced alternative in the Premium market. We have experienced favorable acceptance of the product line. For the fiscal quarter ended April 25, 1999, Signature generated net sales of approximately $8.1 million, or 10.8% of our net sales. We have also introduced a new category extension of family-sized entrees. We also selectively evaluate strategic acquisitions in the ongoing course of our business.

     Develop Pizza and Snacks Business. We recently began marketing products in two of the fastest growing categories of the frozen prepared food industry-- frozen appetizer/snack rolls and frozen pizza. Jeno Paulucci, Luigino's founder and Chief Executive Officer, was a pioneer of the frozen hot snacks concept, and his company, Jeno's, Inc., was a market share leader in the frozen pizza category and manufactured and marketed the pizza roll, which is still the leading single product in the appetizers and snack roll category. We have developed and applied for a patent on a unique crisp microwavable pizza crust concept and are developing and test marketing several lines of pizza snacks and snack rolls. Our Jackson, Ohio facility is fully equipped to manufacture frozen pizza and snack products.

     Expand International Sales. We have successfully utilized joint marketing arrangements in Canada and Australia in our strategy to increase international sales while reducing the time and risk associated with entering international markets. In addition, we are expanding our joint marketing arrangements to include New Zealand. We also market and distribute our products in the United Kingdom, Europe, the Pacific Rim and several countries in South America. We believe we can use our existing joint marketing arrangements as a model for the expansion of our international distribution system. We are currently actively pursuing these arrangements in Europe and Mexico. See "-- Marketing, Sales and Distribution -- International Marketing."

Industry Overview

     The U.S. food industry is relatively stable with growth based on modest price and population increases. Over the last ten years, there has been industry consolidation and food companies have been divesting non-core business lines and making strategic acquisitions.

     The frozen entree category is one of the largest product categories in the U.S. frozen prepared food industry. The frozen entree market is a $2.9 billion market. Entrees are defined as all precooked, frozen, single dishes packaged on a plate, on a tray, or in a boil-in-bag designed to be the main dish of a meal. Luigino's primarily competes in the Popular segment of the U.S. frozen entree market.

Products

     Entrees. Luigino's historically has marketed its Michelina's brand frozen entree products under four distinct "Labels" or product lines.

     The Green Label products contributed approximately 46.5% of our net sales for the fiscal quarter ended April 25, 1999. These products are priced between $1.25 and $1.59, placing them in the Popular segment. The products are comprised of a variety of popular recipes using high-quality pasta and sauce and are usually accompanied by beef, chicken or seafood. The Green Label is targeted at quality-oriented, value-conscious consumers. The following is a listing of typical Green Label products available in the United States:

 . Lasagna with Meat Sauce                      . Cheese Ravioli with Alfredo & Broccoli Sauce
 . Fettuccine Alfredo                           . Four-Cheese Lasagna
 . Swedish Meatball & Egg Noodles               . Meat Ravioli with Pomodoro Sauce
 . Spaghetti Bolognese                          . Penne Primavera
 . Penne Pollo                                  . Fettuccine Primavera with Chicken
 . Lasagna Alfredo                              . Lasagna Pollo
 . Salisbury Steak & Rice                       . Chicken a la King with Noodles
 . Linguini with Clams & Sauce                  . Pasta with Tomato Parmesan Sauce
 . Pepper Steak & Rice                          . Chicken Cacciatore
 . Noodles Stroganoff                           . Chicken Italiano with Parmesan Cheese
 . Fettuccine Alfredo with Broccoli & Cheese    . Italian-Style Meatballs & Vegetables in Wine Sauce
 . Lasagna with Vegetables                      . Chicken Tetrazzini with Fettuccine
 . Meatloaf & Gravy, Potatoes                   . Turkey in Gravy with Dressing
 . Spaghetti with Meatballs                     . Risotto Parmigiano
 . Noodles with Chicken, Peas & Carrots

     The Red Label products contributed approximately 15.1% of Luigino's net sales for the fiscal quarter ended April 25, 1999. These products are priced below $1.00, placing them in the Popular segment. The products are generally comprised of pasta and sauce entrees. The Red Label is targeted to working singles and children. The following is a listing of typical Red Label products available in the United States:

 . Macaroni & Cheese                            . Lasagna Primavera
 . Chili-Mac                                    . Shell & Cheese with Jalapeno Peppers
 . Spaghetti Marinara                           . Penne Pasta with Mushroom Sauce
 . Wheels & Cheese                              . Spicy Tomato Sauce with Spirals
 . Macaroni & Beef                              . Fettuccine Carbonara
 . Rigatoni Pomodoro Italiano                   . Italian Sausage & Peppers
 . Spaghetti with Tomato & Basil Sauce

     The Black Label products contributed approximately 11.3% of Luigino's net sales for the fiscal quarter ended April 25, 1999. These products are priced between $1.25 and $1.59, placing them in the Popular segment. The products are Oriental entrees marketed under the Yu Sing sub-brand. The following is a listing of typical Black Label products available in the United States:

 . Sweet & Sour Chicken with Rice               . Penne Pasta with Mushrooms
 . Oriental Beef & Peppers with Rice            . Chicken and Almonds with Rice
 . Chicken Fried Rice                           . Pork Chop Suey with Rice
 . Shrimp Fried Rice                            . Chicken Chow Mein with Rice
 . Pork and Shrimp Fried Rice                   . Shrimp Lo Mein
 . Chicken Lo Mein

     The Blue Label products contributed approximately 11.1% of Luigino's net sales for the fiscal quarter ended April 25, 1999. These products are low-fat entrees priced between $1.25 and $1.59, in the Healthy segment. The products are comprised of a variety of recipes with less than six grams of fat per entree. The Blue Label is targeted at the health-conscious consumer concerned with superior quality and taste. The following is a listing of typical Blue Label products available in the United States:

 . Macaroni & Cheese                                  . Penne Pasta with Mushrooms
 . Fettuccine with Creamy Pesto Sauce & Vegetables    . Spaghetti & Meatballs with Tomato Sauce
 . Black Bean Chili with Rice                         . Spicy Chicken with Rice
 . Chicken Primavera with Spirals                     . Teriyaki Chicken with Rice
 . Glazed Chicken with Rice                           . Lasagna with Vegetables & Chicken
 . Gravy with Egg Noodles and Swedish Meatballs       . Rigatoni & Pomodoro Sauce, Broccoli &
 . Chicken Pesto with Penne                               Olives
 . Southwestern Brand Sauce with Chicken & Pasta      . Spaghetti with Onions, Green Peppers &
 . Mac & Beef                                             Mushrooms
 . Honey BBQ Sauce with Chicken & Rice                . Cantonese Chow Mein with Noodles
 . Penne Arrabiata                                    . Mesquite-Style Sauce with Chicken & Rice
 . Rigatoni Pesto Pomodoro                            . Linguini with Seafood Sauce

     We recently introduced our Michelina's Signature product line, generally priced in the $2.00 range. The Signature products contributed approximately 10.8% of Luigino's net sales for the fiscal quarter ended April 25, 1999. The Signature product line is designed to be a value-priced, premium product. These products are restaurant-style recipes priced between $1.99 and $2.29. The following is a list of typical Signature products available in the United
States:

 . Glazed Chicken Fillets                         . Sirloin Beef Peppercorn
 . Chicken Parmesan                               . Beef Pot Roast with Potatoes
 . Chicken Cacciatore                             . Beef Burgundy with Potatoes
 . Chicken Marsala                                . Roasted Sirloin Supreme
 . Chicken Piccata                                . Jumbo Cheese Ravioli
 . Chicken Sorrentino                             . Cheddar Broccoli Potatoes
 . Chicken Milanese                               . Veal Parmigiano with Spaghetti
 . Layered Vegetarian Lasagna with White Sauce    . Layered Vegetarian Lasagna with Red Sauce
 . Layered Lasagna with Meat Sauce                . Shrimp Alfredo with Fettuccine

     Snacks. We currently produce egg rolls, Pizza Snack Rolls, Pizza Bagels, single serve pizza and pizza snacks, and are developing and test marketing additional snack products. Sales in our frozen pizza and snacks business contributed 5.2% to our net sales for the fiscal quarter ended April 25, 1999.

Marketing, Sales and Distribution

     United States. Luigino's markets its products through a national network of approximately 40 independent broker groups managed by an internal sales force organized by regional territories. The brokers are responsible for local execution of trade promotions and on-shelf merchandising. Our territory managers are responsible for working with the broker network to develop trade promotion and merchandising strategies and are individually responsible for tracking product penetration, sales growth and performance of the promotion and merchandising strategies.

     We have a broad-based national presence, with our Michelina's products selling in approximately 75.1% of the U.S. supermarkets with annual sales exceeding $2.0 million. We market our products to national and regional supermarket chains, which operate their own warehouses and distribution facilities as well as retail outlets. Our products are also sold to wholesalers, which warehouse the products and sell them to retailers and also offer a full line of services such as accounting and in-store merchandising for their retail customers. In addition, we sell our products to U.S. military commissaries. Shipments are generally made to customers directly from our production facilities through public carriers.

     One of our new marketing initiatives is the increase of "slotting" payments to retailers to obtain additional shelf space for our best selling products. In connection with the introduction of our Signature, snack and family product lines, we are budgeting incremental slotting expenses in 1999. In addition, we from time to time institute various promotional programs which provide price reductions from normal suggested retail prices to retail stores. These programs are for specific time periods and may be limited to geographic areas and products. They are often coupled with local and cooperative advertising campaigns to stimulate volume. Historically, we have not conducted any significant advertising in the United States. However, in Canada, where we have conducted significant advertising, the Michelina's brand awareness increased from 18.0% to 45.0% as a result of the media advertising campaign conducted in mid 1997 and early 1998 and our unit sales increased 56.0%, as compared to 16.0% growth for the 52 weeks ended April 24, 1999 for the entire market. We anticipate launching similar efforts in select U.S. markets in 1999. However, we cannot assure you that our U.S. advertising efforts will have results similar to our Canadian advertising campaign.

     International Marketing. We have successfully utilized joint marketing arrangements in Canada and Australia. The joint marketing arrangement in Canada is with J.M. Schneider, Inc., one of the largest and most prominent Canadian food producers. We also have a significant sales presence in Australia, where our products are marketed under the co-brand Watties under a joint marketing arrangement and exclusive distribution agreement with H.J. Heinz Company-Australia Limited, under which we supply products to Heinz Australia at cost plus adjustments for administration, production variance and freight costs. As a result of the great success in Australia, where we have a market share of 8.6%, this joint marketing arrangement is now being expanded to include New Zealand, where products are currently being launched. We also market and distribute our products in the United Kingdom, Europe, the Pacific Rim and several countries in South America. We are evaluating the possibility of expanding into other international markets. We are currently actively pursuing these arrangements in Europe and Mexico. See "-- Business Strategy -- Expand International Sales."

Competition

     The frozen food industry is highly competitive. Within the U.S. frozen food entree market, there are a number of established brands, many of which are produced and distributed by very large and diversified companies. Our principal competitors are Conagra, Inc. (Healthy Choice and Banquet), Nestle Holdings, Inc. (Stouffer's and Lean Cuisine) and H.J. Heinz Co. (Weight Watchers and Budget Gourmet). Certain of these companies have introduced and may continue to introduce products and pricing strategies intended to compete directly with Luigino's. Other companies in the frozen food manufacturing industry may compete with Luigino's in the future.

     We primarily compete in the Popular price segment of the frozen entree market, where our Michelina's brand is the market share leader with a 37.4% share based on unit volume. We have a 13.3% market share of the overall frozen entree market while competing with much larger companies, such as Nestle, H.J. Heinz and ConAgra.

Raw Materials

     We use large quantities of ingredients in our frozen entrees, including principally beef and chicken, cheese, tomatoes and flour, which are generally sourced from the U.S. commodity market. We also produce meatballs and pasta and
grow bean sprouts for some of our entrees.   In some cases, we enter into one to
three year supply contracts that fix the price for raw materials, but such contracts do not cover all of our ingredients. We manage the cost of production by growing and producing some of our own ingredients, by entering into long-term contracts and also by the customization of our shipments in order to reduce warehousing time and space. We also utilize significant quantities of plastic and cardboard for our packaging requirements. Supplies of raw materials and packaging requirements are readily available from a number of sources.

Trademarks and Patents

     Luigino's registered trademarks include Michelina's(R), Signature(R) and Yu Sing(R). We have several other trademarks in connection with our various product lines. The registrations for our trademarks expire from time to time and we renew them in the ordinary course of business before the expiration dates. We have registered patents for some of the processes used in our production lines.

     We consider our trademarks and patents to be of significant importance in our business. We are not aware of any circumstances that would negatively impact our intellectual property, however future litigation by Luigino's could be necessary to enforce our trademark or patent rights or to defend Luigino's against claimed infringement of the rights of others. Adverse determinations in any of these proceedings could have a material adverse effect on our business.

Employees

  Luigino's has approximately 1,259 employees, of whom 153 are engaged in production and distribution in Duluth, 887 are engaged in production and distribution in Jackson, and 219 are involved in management, administration and field support. As of April 25, 1999, approximately 1,040 of Luigino's employees at our Duluth, Minnesota and Jackson, Ohio facilities were represented by collective bargaining agreements with the United Food and Commercial Workers Union. The Duluth agreement expires in September 1999, and the Jackson agreement expires in November 2002. Although we consider our employee relations generally to be good and have not experienced any strikes or work stoppages in the past, a prolonged work stoppage or strike at any facility with union employees could have a material adverse effect on our business. We cannot assure you that when the existing collective bargaining agreements expire, new agreements will be reached without union action or that any new agreements will be on terms not satisfactory to us.

Production

  The flow chart below highlights the major steps in the manufacturing process of Luigino's products:

                                  [flow chart]

Facilities

     Luigino's maintains corporate offices in approximately 29,607 square feet of leased space in Duluth, Minnesota and approximately 6,000 square feet of leased space in Sanford, Florida. We operate production facilities in Jackson, Ohio and Duluth, Minnesota.

     The Jackson facility, which is leased from the Jackson Community Improvement Corporation, has a total of approximately 375,000 square feet of space, all of which are devoted to production operations, raw material and finished goods storage, office space and employee welfare facilities. The lease for the facility expires in September 2008.

     The Duluth facility, purchased in 1990, has 80,000 square feet of space, 20,000 of which are devoted to production and the balance of which are devoted to frozen and dry storage, coolers and office space. We also own a public warehousing facility in Duluth where supplies of Luigino's food ingredients and completed goods are stored on a short-term basis. The facility has 35,000 square feet of space, approximately 60.0% of which are devoted to 0 Fahrenheit cold storage and the balance of which are devoted to dry storage. Space not used by Luigino's is leased to unrelated parties.

     On June 25, 1999, we announced that the State of West Virginia has agreed to build and lease to us a new facility in Parkersburg, West Virginia, located approximately 75 miles from Jackson, Ohio. Based on a five-day work week, we were nearing capacity in our Jackson facility due to the success of our Signature and Snack product line introductions. As a result, the new 250,000 square foot facility will initially include at least two full production lines and will then be increased to include eight production lines. We expect operations at the new facility to begin in 2000.

Governmental Regulation

     Luigino's production facilities and products are subject to extensive regulation regarding, among other things, the processing, packaging, storage, distribution, advertising and labeling of our products, and environmental compliance. The material regulations to which we are subject include regulations promulgated under the Federal Food, Drug and Cosmetic Act, the Nutrition Labeling and Education Act, the Federal Trade Commission Act and the Occupational Safety and Health Act, each as amended. Our manufacturing facilities and products are subject to periodic inspection by federal, state and local authorities. Compliance with existing federal, state and local laws and regulations is not expected to have a material adverse effect on Luigino's. However, we cannot predict the effect, if any, of laws and regulations that may be enacted in the future, or of changes in the enforcement of existing laws and regulations that are subject to extensive regulatory discretion. We may need to incur expenses or liabilities to comply with these laws and regulations in the future, including those resulting from changes in health laws and regulations, that may have a material adverse effect on Luigino's. As required by law, U.S. Department of Agriculture employees are stationed at our Duluth and Jackson facilities to inspect all meat and poultry products processed by Luigino's. The Duluth and Jackson facilities are also subject to federal, state and local regulation regarding work place health and safety. Difficulties with or failures to obtain any governmental approval of our products or our plant working conditions could have a material adverse effect on Luigino's.

Environmental Matters

     Our ownership and operation of real property are subject to extensive and changing regulation by various federal, state and local authorities. As a result, we may be involved from time to time in administrative and judicial proceedings and inquiries relating to environmental matters. We cannot predict what environmental legislation or regulations will be enacted in the future, how existing or future laws or regulations will be administered or interpreted or what environmental conditions may be found to exist. Compliance with more stringent laws or regulations, stricter interpretation of existing laws or discovery of unknown conditions may require additional expenditures by Luigino's, some of which may be material. We believe that we are currently in material compliance with all known material and applicable environmental regulations, but there is a risk that additional environmental issues relating to presently known matters or identified sites or to other matters or sites will require additional, currently unanticipated investigation, assessment, or expenditures.

Legal Proceedings

     In November 1997, Luigino's commenced an action against The Stouffer Corporation in the United States District Court, District of Minnesota seeking a judgment declaring that our Michelina's Lean 'n Tasty trademark does not infringe or dilute Stouffer's LEAN CUISINE trademark. Stouffer counterclaimed, alleging willful and bad faith infringement and dilution of its trademark and seeking damages, including an accounting for profits resulting to Luigino's from any illegal use. In March 1998, the District Court granted summary judgment in favor of Luigino's on all claims and Stouffer appealed the matter to the United States Court of Appeals for the Eighth Circuit. In March 1999, the Court of Appeals affirmed the decision of the District Court in favor of Luigino's on all claims and counterclaims.

     In November 1998, the Iron Range Resources and Rehabilitation Board (IRRRB) filed a claim against Luigino's alleging Luigino's failed to commence construction of a manufacturing facility in Hibbing, Minnesota, as required by a 1996 agreement between IRRRB and Luigino's. The IRRRB demanded that Luigino's reconvey the property to the IRRRB and pay liquidated damages of $350,000. On April 27, 1999, the IRRRB and Luigino's entered into a settlement agreement under which Luigino's agreed to convey the property to the IRRRB and the IRRRB agreed to pay Luigino's $550,000 and release the claims against Luigino's for payment of $350,000 in liquidated damages.

     In the ordinary course of our business we are involved in various other legal proceedings. We do not believe the outcome of any such proceedings will have a material adverse effect on our financial position or results of operation.

                           MANAGEMENT AND DIRECTORS

Executive Management

     Luigino's success is highly dependent on the efforts and abilities of our senior management team. Our business could be materially and adversely affected if we lose the services of one or more of these senior executives.

     The following table provides information with respect to Luigino's directors and executive officers.

      Name                          Age  Title
      ----                          ---  -----
      Jeno F. Paulucci..........     80  Chairman of the Board, Chief Executive Officer and
                                         Director
      Ronald O. Bubar...........     57  President and Chief Operating Officer
      Joel C. Kozlak............     39  Chief Financial Officer
      Joel Conner...............     47  Senior Executive Vice President of Marketing and
                                         International Sales

      David Webber..............     52  Executive Vice President of Marketing
      Robert L. Peterson........     67  Director
      Anthony Luiso.............     55  Director
      Jack Helms................     46  Director
      Lois M. Paulucci..........     77  Director
      Larry W. Nelson...........     48  Director
      William H. Hippee, Jr.....     52  Director

     Jeno F. Paulucci is the founder of Luigino's. He has been our Chairman of the Board and Chief Executive Officer since Luigino's inception in April 1990, and was the President of Luigino's from 1990 until 1996. Mr. Paulucci is a well known food industry executive who, over the past 50 years, has founded several successful food companies, including Chun King Corporation and Jeno's, Inc. He was the former Chairman of the Board of Cornelius Company, a producer and marketer of food and beverage equipment, and was the first Chairman of the Board of R.J. Reynolds Food Company, now RJR Nabisco, Inc.

     Ronald O. Bubar has been the President and Chief Operating Officer of Luigino's since 1996. Mr. Bubar served as our Executive Vice President of Operations from 1991 to 1996. From 1990 to 1991, Mr. Bubar provided consulting services to Luigino's. Before 1990, Mr. Bubar was Vice President of Operations of The Pillsbury Company from 1986 to 1990 and Director of Manufacturing of Pillsbury from 1985 to 1986. Mr. Bubar served as Executive Vice President of Operations of Jeno's, Inc. from 1980 to 1985.

     Joel C. Kozlak has served as the Chief Financial Officer of Luigino's since April 1996. From 1993 to 1996, he was a Vice President and relationship manager with First Bank National Association, and from 1986 to 1993 he was employed by Citicorp North America in various divisions, including the World Corporate Group and Private Banking.

     Joel Conner joined Luigino's in 1990 and has served in various positions of increasing responsibility, currently serving as Senior Executive Vice President of Marketing and International Sales. Before joining Luigino's, Mr. Conner founded and operated Conner Management Corporation and Cornell Associates, companies that provided management and consulting services to the hospitality industry worldwide. From 1982 to 1990, he was Vice President of Marketing for ServiceMaster Industries.

     David Webber joined Luigino's in July 1997 as Executive Vice President of Sales--East Region and has been Vice President--National Sales & Sales Programming since December 1998. Before joining Luigino's, Mr. Webber was Vice President of Sales and Marketing for The Vegetable Company, Green Bay, Wisconsin, a division of Dean Foods, from 1992 to 1997. From 1981 to 1992, he was employed in various capacities with The Pillsbury Company, including Group Marketing Manager--Canada, Director of Marketing--Green Giant Division, Director of Marketing--Desserts Division and Vice President, Pizza Division.

     Robert L. Peterson has been a director of Luigino's since January 1999.
Mr. Peterson is Chairman of the Board and Chief Executive Officer of IBP, Inc. He was named President and Chief Operating Officer of IBP in July 1977 and assumed the duties of Chairman of the Board and Chief Executive Officer in March 1980. Mr. Peterson has over 40 years of experience in the livestock and meat processing industry.

     Anthony Luiso has been a director of Luigino's since January 1999. Since 1996, Mr. Luiso has been an independent consultant, and provides consulting services to Luigino's. Mr. Luiso was Chairman, President and Chief Executive Officer of International Multifoods Corporation from 1989 to 1996.

     Jack Helms has been a director of Luigino's since January 1999. Mr. Helms joined Goldsmith, Agio, Helms and Company in 1987 and has served as President and Chief Operating Officer since 1992. He also serves on the Board of Directors of Applebees International, Inc., Goldsmith, Agio, Helms Securities Co. and Agio Capital Mgmt. LLC.

     Lois M. Paulucci has been a director of Luigino's since January 1999. She is an independent investor and is the wife of Jeno Paulucci.

     Larry W. Nelson has been a director of Luigino's since January 1999. He has been the President of Paulucci International, Ltd., Inc. since 1988. Mr. Nelson is a trustee of trusts that are the beneficial owners of shares of the Common Stock of Luigino's, as indicated in the "Ownership of Common Stock" section of this prospectus.

     William H. Hippee, Jr. has been a director of Luigino's since January 1999. He has been a partner in the Minneapolis law firm of Dorsey & Whitney LLP since 1978. Mr. Hippee is a trustee of trusts that are the beneficial owners of shares of the common stock of Luigino's, as indicated in the "Ownership of Common Stock" section of this prospectus.

Shareholder Control Agreement

     The holders of the common stock of Luigino's have executed a shareholder control agreement which removes from the board of directors of Luigino's, and vests in the holders of its voting common stock, presently Mr. Paulucci, the sole power to make decisions with respect to the management and affairs of Luigino's that would normally be made by the board of directors. The agreement does not remove from the board of directors its authority to accept or reject any agreements between Luigino's and any of its shareholders and other affiliates that are not entered into on arms-length terms. Luigino's may not take any of the actions listed below without the approval of Mr. Paulucci, notwithstanding that no vote may be required, or that a lesser percentage vote may be specified by law, by the articles of incorporation or bylaws of
Luigino's:

     . amend its articles of incorporation, bylaws or any other charter document;

     . issue any equity security, including any security convertible into or exercisable or exchangeable for any equity security;

     . redeem or otherwise acquire shares of its capital stock or warrants or options for its capital stock;

     . declare dividends or make other distributions on its capital stock except dividends and distributions from or to a wholly-owned subsidiary of Luigino's;

     . sell or otherwise dispose of any assets except dispositions of :(1) inventory in the ordinary course of business, and (2)assets with a fair market value less than $100,000 in any fiscal year;

     . enter into any agreement which prohibits any subsidiaries to pay dividends or distributions to Luigino's or otherwise to transfer assets or engage in transactions with Luigino's;

     . recapitalize or change its capital structure which would result in a change in control from one person to another person of the power to vote any of the securities for the election of directors of Luigino's or otherwise having voting power to direct management policies of Luigino's;

     .    voluntarily dissolve or liquidate;

     .    have a subsidiary which is not wholly-owned by Luigino's;

     .    change its business in any material respect;

     . voluntarily subject any of its assets to any lien or encumbrance, except permitted encumbrances and (1) accounts payable and accrued expenses incurred in the ordinary course of business, (2) encumbrances under the note indenture, or (3) encumbrances under our new credit agreement;

     . acquire any securities or assets of any other person, except for acquisitions of supplies and equipment in the ordinary course of business;

     . make capital expenditures or commitments for additions to property, plant or equipment constituting capital assets which individually are more than $50,000 or in the aggregate are more than $100,000 in any 12- month period;

     .    enter into joint ventures or partnerships;

     . incur any indebtedness, including capitalized leases, except (1) accounts payable and accrued expenses incurred in the ordinary course of business, (2)indebtedness under the note indenture, or (3) indebtedness under our new credit agreement;

     .    adopt any employee benefit or incentive plan;

     . enter proceedings under Title 11 of the United States Code or any other federal or state bankruptcy or similar law;

     . remove, appoint and elect members of the board of directors, including filling vacancies.

The provisions listed above are a summary of the terms of the shareholder control agreement filed as an exhibit to the registration statement containing this prospectus. This summary is qualified in its entirety by reference to the agreement.

Limitation of Liability

     Luigino's Restated Articles of Incorporation limit the liability of our directors, in their capacities as directors, to Luigino's or its shareholders to the full extent permitted by Minnesota law. Minnesota law provides that a director shall not be liable to Luigino's or its shareholders for monetary damages for breach of fiduciary duty as a director, except for

     . any breach of the director's duty of loyalty to Luigino's or its shareholders,

     . acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

     . dividends, stock repurchases and other distributions made in violation of Minnesota law or for violations of the Minnesota securities laws,

     . any transaction from which the director derived an improper personal benefit, or

     . any act or omission occurring before the effective date of the provision in Luigino's Restated Articles of Incorporation limiting such liability.

These provisions do not affect the availability of equitable remedies, such as an action to enjoin or rescind a transaction involving a breach of fiduciary duty, although, as a practical matter, equitable relief may not be available. The above provisions also do not limit liability of the directors for violations of, or relieve them from the necessity of complying with, the federal securities law.

Executive Compensation

     The following table shows the cash compensation paid in the last fiscal year to or accrued for the Chief Executive Officer and the four highest paid executive officers of Luigino's whose salary and bonus earned in 1998 exceeded $100,000.

                                                   Annual Compensation
                                 --------------------------------------------------------------------
                                                                           Other
                                                                          Annual         All Other
                                                                         Compensat       Compensat
Name and Principal Position        Year        Salary        Bonus          ion             ion
-------------------------------  --------   ------------   ----------   ------------   --------------
Jeno F. Paulucci                   1998     $       --     $      --    $  320,000(1)  $         --
   Chairman and Chief Executive
   Officer

Ronald O. Bubar                    1998        300,000       300,000         4,800(2)     1,000,000(3)
   President and Chief
   Operating Officer

Joel C. Kozlak                     1998        190,385       150,000         4,800(2)            --
   Chief Financial Officer

Joel Conner                        1998        165,385       150,000         4,800(2)            --
   Senior Executive Vice
   President of Marketing
   and International Sales

David Webber                       1998        174,423        50,000         5,233(2)            --
   Executive Vice President of
   Marketing

__________________________

(1) Includes $70,000 paid by Luigino's for consulting services and $250,000 paid by Paulucci International Ltd., Inc., a Subchapter S corporation wholly owned by Mr. Paulucci, for consulting services provided to Luigino's. Mr. Paulucci also receives Subchapter S distributions from Paulucci International. See "Consulting and Employment Agreements" and "Certain Relationships and Related Transactions."

(2)  Includes compensation paid by Luigino's under its matching 401(k) plan.

(3) Payments under Luigino's phantom stock plan. See "Consulting and Employment Agreements."

Consulting and Employment Agreements

     Luigino's and Paulucci International Ltd., Inc., a Subchapter S corporation wholly owned by Jeno F. Paulucci, are parties to a consulting agreement, dated January 1, 1999, under which Paulucci International provides consulting services to Luigino's, as described in the paragraph below, relating to the frozen entree and frozen snack food businesses. Under the terms of the consulting agreement, Paulucci International is currently paid an annual fee of $3.0 million and is reimbursed for its actual out-of-pocket expenses incurred in rendering these services. In 1998, Paulucci International was paid a total of $2,601,255 under a similar consulting arrangement. Paulucci International distributed $1,422,585 to Mr. Paulucci in 1998 in his capacity as sole shareholder of Paulucci International. The current consulting agreement has a seven year term, but may be terminated by either party after two years upon 90 days notice. If the consulting agreement is terminated by Luigino's, a termination fee is payable to Paulucci International equal to the prior twelve month's consulting fee if termination is in the third or fourth year of the agreement, 75.0% of such amount in the fifth year and 50.0% of such amount in the sixth year.

     Paulucci International provides the following services to Luigino's under the terms of the consulting agreement:

     . Prepare marketing and advertising strategies for building brand awareness.

     . Establish and maintain relationships with major customers of Luigino's.

     . Identify new market opportunities in frozen foods and related food segments of the industry.

     . Create new product ideas or lines and assist in researching and developing them.

     . Develop strategies for increasing the penetration / distribution of existing products.

     .    Services relating to international expansion, including:

          . Product and packaging identification, production and distribution;

          . Negotiate agreements with third parties for production, marketing and distribution;

          .    Examine potential plant sites and related financing options.

     . Services relating to expansion of existing domestic plants or identification of potential new plant sites and related financing options.

     .    Monitor product quality.

     . Formulate organizational structure for all departments including, administrative, operations, international and sales and marketing.

     . Services relating to corporate transactions including legal, tax, financing and others that may affect the company's shareholders.

     . Services relating to corporate aircraft acquisitions, maintenance and staffing.

     . Various other services relating to the business, including marketing, financing, taxes, insurance and legal.

     Mr. Bubar serves as Chief Operating Officer of Luigino's under an employment agreement with Luigino's in effect until December 1999, subject to early termination or extensions thereunder. Mr. Bubar receives an annual base salary of $300,000 during the term of the agreement and receives a bonus in the amount of 75.0% to 100.0%
of his base salary based on earnings criteria. The employment agreement provides for an 18 month non-competition covenant upon termination of the agreement. In addition, Mr. Bubar is paid compensation under Luigino's phantom stock plan, which is described in the paragraph below. The other officers of Luigino's are also party to incentive agreements that link a portion of their future compensation to EBITDA.

     The Luigino's Phantom Stock Plan was established in November 1992 with a term extending until December 31, 1996. The plan provided for the award from time to time of a maximum of two phantom shares to key employees at the discretion of the board of directors. Phantom shares are the unfunded and unsecured promise of Luigino's to provide a bonus award under the plan in the future. Shares granted under the plan vest 50% at the time of the grant and then 12 1/2 % on each remaining December 31/st/. The bonus award is a minimum of $500,000, payable in equal monthly installments, and additional amounts if the stock value of Luigino's is more than $100,000,000. While the plan was in effect, Mr. Bubar was awarded one phantom share under the plan, subject to a phantom stock plan bonus award and agreement.

Certain Relationships and Related Transactions

     Luigino's has advanced an aggregate of $14.2 million to Jeno F. Paulucci under a promissory note dated November 2, 1997 from Mr. Paulucci, which matures
January 15, 2001.   Of this amount, $5.7 million was outstanding at April 25,
1999. Amounts due under the shareholder note bear interest at the minimum rate necessary to avoid original issue discount or the imputation of interest for federal income tax purposes payable quarterly with annual amortization of a portion of principal. The minimum rate was 4.9% at April 25, 1999. Luigino's is not obligated to make additional advances under the shareholder note.

     Luigino's leases its executive offices in Duluth, Minnesota from Etor Properties Limited Partnership. The general partners of Etor Properties are Jeno F. Paulucci and Michael J. Paulucci, and the limited partners are Michael
J. Paulucci, Cynthia J. Soderstrom and Gina J. Paulucci, and trusts for their respective benefit. Michael J. Paulucci, Cynthia J. Soderstrom and Gina J. Paulucci are the children of Jeno F. Paulucci. When the interests of each of these children are aggregated with their respective trust interests, the ownership interests of the partners in Etor Properties are divided as follows:
Michael J. Paulucci, approximately 60.0%; Cynthia J. Soderstrom, approximately 20.0%; and Gina J. Paulucci, approximately 20.0%. Jeno F. Paulucci has less than a 1.0% ownership interest in Etor Properties. The lease under which the Duluth office facility is currently occupied became effective on December 30, 1996 for a three year initial term. Luigino's has an option to extend the lease for an additional two years, provided that Luigino's is not in default upon expiration of the initial term. The annual rent payments under the lease were $204,392 in 1997 and $219,195 in 1998, and will be $239,999 in 1999, payable in monthly installments. If the lease is extended at Luigino's option, the initial rental rate will be adjusted by the percentage change in the consumer price index from the effective date of the lease to a date 90 days before the expiration date of the initial lease term. Before January 1, 1997, Luigino's leased these offices from Etor Properties under a prior lease agreement which was canceled and superseded by the lease agreement described above. Luigino's paid Etor Properties $109,200 under the prior lease agreement in 1996.

     As described above under the heading "Consulting and Employment Agreements," during fiscal 1998, 1997 and 1996 Jeno F. Paulucci and Paulucci International Ltd., Inc., a corporation wholly owned by Jeno F. Paulucci, provided Luigino's various consulting and administrative support services. The combined payments by Luigino's to Mr. Paulucci and Paulucci International for such services in fiscal 1998, 1997 and 1996, were $2,558,085, $2,422,392 and
$2,027,171 respectively.

     Mr. Paulucci and his wife, Lois Paulucci, have personally guaranteed the payment of some of our debt, of which a balance of $11.0 million was outstanding as of January 3, 1999. These guarantees continue in force until all of our
indebtedness to the various creditors has been paid in full.   Mr. and Mrs.
Paulucci received no consideration from Luigino's for these guarantees. The guaranteed indebtedness is described in the "Description of Other Indebtedness" section of this prospectus under the heading "Ohio Debt."

     From time to time Luigino's makes use, for business entertainment purposes, of Canadian hunting and fishing lodge facilities owned by Mr. Paulucci, for which it pays Mr. Paulucci. Luigino's paid Mr. Paulucci $210,000, $210,000 and $132,000 for such use in fiscal 1998, 1997 and 1996, respectively.

     From time to time Goldsmith, Agio, Helms and Company, of which Jack Helms is a principal, has been retained by Luigino's to perform investment banking and related services for Luigino's.

     We have entered into a Tax Distribution Agreement with each of our shareholders relating to federal and state income tax matters involving
Luigino's and its shareholders.   This agreement generally provides that for so
long as Luigino's is an S corporation or a substantially similar pass-through entity for federal income tax purposes, we may make quarterly distributions to the shareholders for their income tax obligations resulting from income of Luigino's being subject to tax at the shareholder level.

                           OWNERSHIP OF COMMON STOCK

     Luigino's has 1,500 authorized shares of common stock, of which 600 are entitled to vote and 900 are non-voting. The 100 shares of voting stock currently issued and outstanding are beneficially owned by Jeno F. Paulucci, the founder, Chairman of the Board and Chief Executive Officer of Luigino's. The 900 shares of non-voting stock, all of which are issued and outstanding, are beneficially owned by Mr. Paulucci, one of his adult children, and trusts established for the benefit of such adult children and their children. Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission, and includes generally voting power and investment power with respect to securities. Except as indicated by footnote, the persons named in the table below have sole investment power with respect to all shares of our common stock shown as beneficially owned by them. The shares shown in the table are non-voting shares. The individuals and entities who beneficially own more than 5.0% of the outstanding non-voting shares are as follows:

                                                            Non-voting Shares
                                                            Beneficially Owned
                                                            ------------------

      Shareholders                                          Number   Percent
      ------------                                          --------  --------
      Jeno F. Paulucci....................................    300         33

      Trusts for the benefit of...........................    120         13
      Mr. and Mrs. Paulucci and their adult children (1)

      Michael J. Paulucci (2).............................     80          9

      Trusts for the benefit of...........................     80          9
      Michael Paulucci and his children (1) (2)
      c/o MJP Management
      525 Lake Avenue South
      Duluth, Minnesota 55802

      Trusts for the benefit of...........................    160         18
      Cynthia J. Soderstrom and her children (1)
      c/o Paulucci International, Inc.
      201 West First Street
      Sanford, Florida 32771

      Trusts for the benefit of...........................    160         18
      Gina J. Paulucci (1)
      c/o Paulucci International, Inc.
       201 West First Street
      Sanford, Florida 32771

(1) Each of these trusts has two trustees, and the trustees share investment power. William Hippee is one of the trustees of each of these trusts. The other trustee is one of Larry Nelson, Larry Scanlon or Larry Johnson.

(2) Michael Paulucci has pledged all of his and some of the trusts' shares of Common Stock of Luigino's to Jeno F. Paulucci, U.S. Bank National Association-Minneapolis, U.S. Bank National Association-Duluth and the Bank of Boston in connection with various debt obligations unrelated to Luigino's.

                       DESCRIPTION OF OTHER INDEBTEDNESS

New Credit Agreement

     General. On February 4, 1999, Luigino's entered into a new Amended and Restated Credit Agreement with The First National Bank of Chicago, as agent for
a group of lenders.   The new credit agreement amended and restated our previous credit facility and provides a revolving credit facility for Luigino's of $50.0 million, including letters of credit, to fund working capital needs and for general corporate purposes. The following is a summary of the terms of the new credit agreement.

     Security Interests. We have secured our obligations under the new credit agreement with a first perfected security interest in substantially all of our assets. The security for the new credit agreement includes a pledge of all shares owned by Luigino's of any subsidiary that we may create in the future, and our obligations under the new credit agreement will be guaranteed by any such subsidiary, which guarantees will be secured by substantially all of the assets of such subsidiaries. Luigino's currently has no subsidiaries.

     Interest and Commitment Fees. Interest on the new credit agreement accrues at an annual rate equal to, at our option,

     . the higher of a federal funds rate plus a margin and the corporate base rate of the lead lending bank the "Floating Rate") plus, in either case, an applicable margin depending upon Luigino's cash flow leverage ratio, or

     . at a London interbank offer adjusted rate for a specified interest period (the "Eurodollar Rate") plus an applicable margin depending upon Luigino's cash flow leverage ratio.

Interest on all borrowings under the new credit agreement bearing interest at the Floating Rate will be payable monthly, and interest on all borrowings at the Eurodollar Rate will be payable at the end of the interest period pertaining to such borrowings, unless the interest period is longer than three months, in which case interest will be payable quarterly.

     Luigino's will also pay a commitment fee on the unused portion amount of the new credit agreement, depending upon our cash flow leverage ratio. The aggregate commitment under the new credit agreement may be reduced by Luigino's from time to time in increments of $1.0 million.

     Luigino's "cash flow leverage ratio" for purposes of determining the applicable margins and the commitment fee referred to above will be determined based on Luigino's net total debt to trailing four quarter adjusted EBITDA.

     Maturities and Prepayments. All borrowings under the new credit agreement will mature in February 2004. All borrowings under the new credit agreement may be prepaid by Luigino's at any time without premium or penalty, except that any prepayment of a loan bearing interest at the Eurodollar Rate that is made before the end of the applicable interest period will be subject to reimbursement of breakage costs.

     Covenants. The new credit agreement contains customary covenants, including:

     .    reporting and other affirmative covenants;

     . financial covenants, including requirements that Luigino's maintain specified fixed charge coverage ratios, specified interest coverage ratios and a specified ratio of net total debt to adjusted EBITDA; and

     . negative covenants, including restrictions on incurring other indebtedness, payment of cash dividends and other distributions, retirements of common stock, existence of liens, making investments, loans and acquisitions, affiliate transactions, issuing guarantees or making advances to others, modifications in the terms of the notes and related documents, sales of assets not in the ordinary course of business, mergers and acquisitions, and entering into agreements inconsistent with the new credit agreement.

     Events of Default. The new credit agreement contains customary events of default, including nonpayment of principal, interest or fees; violations of covenants; inaccuracy of representations or warranties; judgments; ERISA violations; cross defaults to other indebtedness; change of control; and bankruptcy.

Ohio Debt

     Series 1991-10 Bonds. In 1991, the Department of Development of the State of Ohio issued State Economic Revenue Bonds, for a term of 10 years, in the amount of $6.7 million at an interest rate of 6.8% in order to assist Luigino's in the acquisition of equipment for use in the Jackson, Ohio facility. The bonds are payable from pledged receipts of Luigino's. Luigino's, and Jeno Paulucci personally, are the guarantors of Luigino's obligations in connection with such bonds. As of April 25, 1999, the balance of Luigino's bond commitment was $1.6 million.

     Series 1993-5 Bonds. In 1993, the Department of Development of the State of Ohio issued State Economic Revenue Bonds, for a term of 20 years, in the amount of $8.1 million at an interest rate of 7.8% in order to assist Foremost Management, Inc. in the construction of a food processing plant leased by Luigino's in Jackson, Ohio. Luigino's, and Jeno and Lois Paulucci personally, are the guarantors of the sublease payments. Luigino's is subject to financial covenants, including restrictions on our debt to equity ratio, net worth and dividends. As of April 25, 1999, the balance of Luigino's bond commitment was $7.0 million. We did not comply with the minimum net worth covenant under the Ohio Bonds and obtained a waiver of such default for fiscal year 1998. This net worth covenant has been amended for fiscal year 1999 and we are currently in compliance with the amended covenant.

     November 14, 1991 Loan. In 1991, Luigino's entered into a loan agreement with the Department of Development of the State of Ohio for $0.8 million at an interest rate of 2.0% to finance part of Luigino's plant in Ohio. The loan was funded August 17, 1994 and is personally guaranteed by Jeno Paulucci. As of April 25, 1999, the outstanding loan balance was $0.5 million.

     September 21, 1993 Loan. In 1993, Luigino's and Foremost Management, Inc. entered into a loan agreement with the Department of Development of the State of Ohio for a $2.0 million loan supplementing the Series 1993-5 Bonds at an interest rate of 2.3% for the processing plant leased by Luigino's from Foremost Management, Inc. The loan is personally guaranteed by Jeno and Lois Paulucci. As of April 25, 1999, the outstanding loan balance was $1.5 million.

                              THE EXCHANGE OFFER

Terms of the Exchange Offer, Period for Tendering Old Notes

     Luigino's sold the old notes on February 4, 1999 to the Initial Purchasers under a Purchase Agreement, dated January 29, 1999 entered into by and among Luigino's and the Initial Purchasers. Upon the terms in this prospectus and in the letter of transmittal, which together constitute the Exchange Offer, Luigino's will accept for exchange old notes which are properly tendered on or before the Expiration Date and not withdrawn as permitted below. The term "Expiration Date" means 5:00 p.m., New York City time, on August 20, 1999. As of the date of this prospectus, $100,000,000 aggregate principal amount of the old notes was outstanding. This prospectus, together with the letter of transmittal, is first being sent on or about July 20, 1999, to all holders of old notes known to Luigino's.

     You may tender old notes only in integral multiples of $1,000.

     Any old notes not accepted for exchange for any reason will be returned without expense to the tendering holder as soon as practicable after the expiration or termination of the Exchange Offer. Luigino's will give oral or written notice of any extension, amendment, non-acceptance or termination to the holders of the old notes as soon as practicable.

Procedures for Tendering Old Notes

     The tender to Luigino's of old notes by a holder as set forth below and the acceptance by Luigino's will constitute a binding agreement between the tendering holder and Luigino's upon the terms set forth in this prospectus and in the accompanying letter of transmittal. Except described forth below, a holder who wishes to tender old notes for exchange under the Exchange Offer must transmit either:

     (1) a properly completed and duly executed letter of transmittal, including all other documents required by such letter of transmittal, to U.S. Bank Trust National Association, as Exchange Agent, at the address listed below under "--Exchange Agent" on or before the Expiration Date, or

     (2) if the old notes are tendered under the procedures for book-entry transfer described below, a holder tendering old notes may transmit an agent's message (as defined below) to the Exchange Agent in lieu of the letter of transmittal on or before the Expiration Date.

In addition, before the Expiration Date:

     . the Exchange Agent must receive certificates for the old notes, along with the letter of transmittal, or

     . the Exchange Agent must receive a timely confirmation of a book-entry of the old notes, if such procedure is available, into the Exchange Agent's account at The Depository Trust Company (the "Book-Entry Transfer Facility") under the procedure for book-entry transfer described below, along with the letter of transmittal or an Agent's Message, as the case may, or

     . the holder must comply with the guaranteed delivery procedures described below.

The term "agent's message" means a message, transmitted to the Book-Entry Transfer Facility and received by the Exchange Agent and forming a part of the book-entry confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the tendering Participant (as defined herein) that the Participant has received and agrees to be bound by the letter of transmittal and Luigino's may enforce the letter of transmittal against the Participant.

     The method of delivery of old notes, letters of transmittal or agent's message and all other required documents is at the election and risk of the holders. If delivery is by mail, we recommend that the holder use registered mail, properly insured, with return receipt requested, be used. In all cases, the holder should allow sufficient time to assure timely delivery. Do not send letters of transmittal or old notes to Luigino's.

     Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the old notes are tendered:

     . by a registered holder of the old notes who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the letter of transmittal, or

     .     for the account of an Eligible Institution (as defined below).

In the event that signatures on a letter of transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantees must be by a firm which is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. or by a commercial bank or trust company having an office or correspondent in the United States (collectively, "Eligible Institutions"). If old notes are registered in the name of a person other than a signer of the letter of transmittal, the old notes surrendered for exchange must be endorsed by, or be accompanied by a written instrument or instruments of transfer or exchange, in satisfactory form as determined by Luigino's in its sole discretion, duly executed by, the registered holder with the signature guaranteed by an Eligible Institution.

     All questions as to the validity, form, eligibility, including time of receipt, and acceptance of old notes tendered for exchange will be determined by Luigino's in its sole discretion. The determination made by Luigino's shall be final and binding. Luigino's reserves the absolute right to reject any and all tenders of any particular old notes not properly tendered or to not accept any particular old notes which acceptance might, in the judgment of Luigino's or its counsel, be unlawful. Luigino's also reserves the absolute right to waive any defects or irregularities of the Exchange Offer as to any particular old notes either before or after the Expiration Date, including the right to waive the ineligibility of any holder who seeks to tender old notes in the Exchange Offer. The interpretation of the terms of the Exchange Offer as to any particular old notes either before or after the Expiration Date, including the letter of transmittal and its instructions, by Luigino's shall be final and binding on all parties. Unless waived, any defects or irregularities in the tenders of old notes for exchange must be cured within a reasonable period of time as determined by Luigino's. Neither Luigino's, the Exchange Agent nor any other person shall be under any duty to notify a holder of any defect or irregularity in any tender of old notes for exchange, nor shall any of them incur any liability for failure to notify a holder.

     If the letter of transmittal is signed by a person or persons other than the registered holder or holders of old notes, such old notes must be endorsed or accompanied by appropriate powers of attorney, in either case signed exactly as the name or names of the registered holder or holders that appear on the old notes.

     If the letter of transmittal or any old notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, these persons should indicate this when signing, and, unless waived by Luigino's, they should submit proper evidence of their authority satisfactory to Luigino's. If you wish to tender old notes that are in the name of a broker, dealer, commercial bank, trust company or other nominee, you should promptly instruct the registered holder to tender on your behalf. If you wish to tender on your behalf, you must, before completing the procedures for tendering old notes, either register ownership of the old notes in your name or obtain a properly completed bond power from the registered holder.

     By tendering, each holder will represent to Luigino's, among other things:

     . that the person obtaining the new notes, whether or not that person is the holder, is acquiring them in the ordinary course of business, and

     . that neither the holder the person acquiring the new notes has any arrangement or understanding with any person to participate in the distribution of the new notes.

In the case of a holder that is not a broker-dealer, each such holder, by tendering, will also represent to Luigino's that such holder is not engaged in, or does not intend to engage in, a distribution of the new notes. If any holder or any such other person is an "affiliate," as defined under Rule 144 of the Securities Act, of Luigino's, or is engaged in or intends to engage in or has an arrangement or understanding with any person to participate in a distribution of such new notes to be acquired under the Exchange Offer, such holder or any such other person (1) could not rely on the applicable interpretations of the staff of the Commission and (2) must comply with the registration and prospectus delivery requirements of the Securities Act in any resale transaction. Each broker-dealer that receives new notes for its own account in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. See "Plan of Distribution."

Acceptance of Old Notes for Exchange; Delivery of New Notes

     When all the conditions to the Exchange Offer are satisfied, Luigino's will accept, promptly after the Expiration Date, all old notes properly tendered and will issue the new notes promptly after acceptance of the old notes. For purposes of the Exchange Offer, Luigino's shall be deemed to have accepted properly tendered old notes for exchange when, as and if Luigino's has given oral or written notice to the Exchange Agent, with written confirmation of any oral notice to be given promptly thereafter.

     For each old note accepted for exchange, the holder of such old note will receive a new note having a principal amount at maturity equal to that of the surrendered old note. If you exchange your old notes for new notes in the exchange offer, you will receive the same interest payment on the next interest payment date following the Expiration Date that you would have received had you not accepted the Exchange Offer. The next interest payment date following the Expiration Date is expected to be August 1, 1999.

     In all cases, issuance of new notes for old notes that are accepted for exchange under the Exchange Offer will be made only after timely receipt by the Exchange Agent of certificates for such old notes or a timely Book-Entry Confirmation of such old notes into the Exchange Agent's account at the Book-Entry Transfer Facility, a properly completed and duly executed letter of transmittal and all other required documents or, in the case of a Book-Entry Confirmation, an agent's message in lieu thereof. If any tendered old notes are not accepted for any reason set forth in the terms of the Exchange Offer or if old notes are submitted for a greater principal amount than the holder desired to exchange, the unaccepted or non-exchanged old notes will be returned without expense to the tendering holder as promptly as practicable after the expiration or termination of the Exchange Offer. In the case of old notes tendered by book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility under the book-entry procedures described below, such non-exchanged old notes will be credited to an account maintained with the Book-Entry Transfer Facility

     In addition, Luigino's will not accept for exchange any old notes tendered, and no new notes will be issued in exchange for any old notes, if at such time any stop order shall be threatened or in effect with respect to the Registration Statement of which this prospectus constitutes a part.

Book-Entry Transfer

     The Exchange Agent will request that an account be established for the old notes at the Book-Entry Transfer Facility for the Exchange Offer within two business days after the date of this prospectus, and any financial institution that is a participant in the Book-Entry Transfer Facility's systems may make book-entry delivery of old notes by causing the Book-Entry Transfer Facility to transfer the old notes into the Exchange Agent's account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility's procedures for transfer. However, although delivery of old notes may be effected through book-entry transfer at the Book-Entry Transfer Facility, the letter of transmittal or facsimile, with any required signature guarantees, or an agent's message in lieu of a letter of transmittal, and any other required documents, must, in any case, be transmitted to and received by the Exchange Agent at the address listed below under "--Exchange Agent" on or before the Expiration Date or the holder must comply with the guaranteed delivery procedures described below.

Guaranteed Delivery Procedures

     If a registered holder of the old notes wishes to tender old notes and the old notes are not immediately available, or there is not enough time to permit the holder's old notes or other required documents to reach the Exchange Agent before the Expiration Date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if:

     .    the tender is made through an Eligible Institution,

     . before the Expiration Date, the Exchange Agent received from the Eligible Institution a properly completed and duly executed letter of transmittal or facsimile and Notice of Guaranteed Delivery, substantially in the form provided by Luigino's, by telegram, telex, facsimile transmission, mail or hand delivery, (1) listing the name and address of the holder of old notes and the amount of old notes tendered, (2) stating that the tender is being made thereby and guaranteeing that within three New York Stock Exchange trading days after the date of execution of the Notice of Guaranteed Delivery, the certificates for all physically tendered old notes, in proper form for transfer, or a Book-Entry Confirmation, as the case may be, and any other documents required by the letter of transmittal will be deposited by the Eligible Institution with the Exchange Agent, and

     . the certificates for all physically tendered old notes, in proper form for transfer, or a Book-Entry Confirmation, as the case may be, and all other documents required by the letter of transmittal, are received by the Exchange Agent within three NYSE trading days after the date of execution of the Notice of Guaranteed Delivery.

Withdrawal Rights

     You may withdraw your tender of old notes at any time before the Expiration Date.

     For a withdrawal to be effective, the Exchange Agent must receive a written notice of withdrawal at the address listed below under "--Exchange Agent." The notice of withdrawal must:

     . specify the name of the person who tendered the old notes to be withdrawn

     . identify the old notes to be withdrawn, including the principal amount of such old notes, and

     . if certificates for old notes have been transmitted, specify the name in which such old notes are registered if different from that of the withdrawing holder.

If the holder has delivered or otherwise identified to the Exchange Agent the certificates for old notes, then, before the release of the certificates the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and signed notice of withdrawal with signatures guaranteed by an Eligible Institution, unless the holder is an Eligible Institution. If old notes have been tendered by book-entry transfer procedure as described above, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn old notes and otherwise comply with the procedures of such facility. All questions as to the validity, form and eligibility, including time of receipt, of such notices will be determined by Luigino's. The determination of Luigino's shall be final and binding on all parties. Any old notes which are withdrawn will be deemed not to have been validly tendered for exchange for purposes of the Exchange Offer. Any old notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the holder without cost, as soon as practicable after withdrawal, rejection of
tender or termination of the Exchange Offer.   In the case of old notes tendered
by book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility under the book-entry transfer procedures described above, the old notes will be credited to an account maintained with the Book-Entry Transfer Facility for the old notes. Properly withdrawn old notes may be retendered by following one of the procedures described under "--Procedures for Tendering Old Notes" above at any time on or after the Expiration Date.

Exchange Agent

     U.S. Bank Trust National Association is the Exchange Agent for the Exchange Offer. All executed letters of transmittal should be directed to the Exchange Agent at the address listed below. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for Notices of Guaranteed Delivery should be directed to the Exchange Agent addressed as follows:

Delivery To: U.S. Bank Trust National Association, Exchange Agent

          U.S. Bank Trust National Association
          U.S. Bank Trust Center
          180 East 5th Street
          St. Paul, Minnesota 55101
          Attn:  Specialized Finance

By Facsimile:
(651) 244-1537


Delivery of the letter of transmittal to an address other than as listed above or transmission of instructions via facsimile other than as listed above does not constitute a valid delivery of the letter of transmittal.

Fees and Expenses

    Luigino's will not make any payment to brokers, dealers, or others soliciting acceptances of the Exchange Offer. Holders of old notes will not be charged a service fee for the exchange of their notes, but Luigino's may require that holders pay a sum sufficient to cover any applicable transfer or similar government tax.

    Luigino's will pay the expenses of the Exchange Offer.

Transfer Taxes

    Holders who tender their old notes for exchange will not be obligated to pay any transfer taxes, except that holders who instruct Luigino's to register new notes in the name of, or request that old notes not tendered or not accepted in the Exchange Offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer taxes.

Consequences of Failure to Exchange Old Notes

    Holders of old notes who do not exchange their old notes for new notes under the Exchange Offer will continue to be subject to the provisions in the indenture for transfer and exchange of the old notes and the restrictions on transfer of the old notes as described in their legends as a consequence of the issuance of the old notes under exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the old notes may not be offered or sold, unless registered under the Securities Act, except if there is an exemption from registration, or in a transaction not subject to, the Securities Act and applicable state securities, laws. Luigino's does not currently anticipate that it will register old notes under the Securities Act. Based on interpretations by the staff of the Commission, as set forth in no-action letters issued to third parties, Luigino's believes that new notes issued under the Exchange Offer in exchange for old notes may be offered for resale, resold or otherwise transferred by holders thereof, other than any such holder which is an "affiliate" of Luigino's within the meaning of Rule 144 under the Securities Act, without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such new notes are acquired in the ordinary course of the holders' business and the holders have no arrangement or understanding with any person to participate in the distribution of such new notes. However, there can be no assurance that the staff of the Commission would make a similar determination on the Exchange Offer as in such other circumstances. Each holder, other than a broker-dealer, must acknowledge that it is not engaged in, and does not intend to engage in, a distribution of new notes and has no arrangement or understanding to participate in a distribution of new notes. If any holder is an affiliate of Luigino's, is engaged in or intends to engage in or has any arrangement or understanding with respect to the distribution of the new notes to be acquired under the Exchange Offer, the holder

     . could not rely on the applicable interpretations of the staff of the Commission and

     . must comply with the registration and prospectus delivery requirements of the Securities Act in any resale transaction.

Each broker-dealer that receives new notes for its own account in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. In addition, to comply with the state securities laws, the new notes may not be offered or sold in any state unless they have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with. The offer and sale of the new notes to "qualified institutional buyers" (as such term is defined under Rule 144A of the Securities Act) is generally exempt from registration or qualification under the state securities laws. Luigino's currently does not intend to register or qualify the sale of the new notes in any state where an exemption from registration or qualification is required and not available. See "Plan of Distribution."

                             DESCRIPTION OF NOTES

     You can find the definitions of capitalized terms used in this description below under the heading "Certain Definitions." In this description, the words "Luigino's," "we" and "our" refer only to Luigino's Inc., which does not presently have any subsidiaries.

     The old notes were issued, and Luigino's will issue the new notes, under the indenture, which was entered into by Luigino's and U.S. Bank Trust National Association as trustee. The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939.

     The following description is a summary of the material provisions of the indenture. It does not restate the indenture in its entirety. We urge you to read the indenture, because it, and not this description, defines your rights as holders of the notes. We have filed a copy of the indenture as an exhibit to the registration statement which includes this prospectus.

Brief Description of the Notes

  The Notes.  The notes:

     .    are general obligations of Luigino's;

     .    are unsecured;

     . are subordinated in right of payment to all existing and future Senior Debt of Luigino's;

     . are senior in right of payment to any future subordinated Indebtedness of Luigino's; and

     . will be unconditionally guaranteed by any Guarantors. There presently are no Guarantors.

As of April 25, 1999, after giving effect to the sale of the old notes, we would have had Senior Debt of approximately $117.3 million. The indenture will permit the incurrence of additional Senior Debt in the future.

     Guarantees. Luigino's presently has no Subsidiaries. However, in the event that we acquire or create a Subsidiary in the future, the newly acquired or created Subsidiary will execute and deliver a supplemental indenture to the indenture and unconditionally guarantee on an unsecured, senior subordinated basis the obligations of Luigino's under the terms of the covenant described below under the heading "Covenants" and the subheading "Subsidiary Guarantees."

     Any Guarantees of the notes will be:

     .    general obligations of each Guarantor;

     . subordinated in right of payment to all existing and future Senior Debt of each Guarantor; and

     . senior in right of payment to any future subordinated Indebtedness of each Guarantor.

Principal, Maturity and Interest

     Luigino's issued old notes with an aggregate principal amount of $100.0 million. We will issue new notes up to a similar aggregate amount, in denominations of $ 1,000 and integral multiples of $ 1,000. The notes will mature on February 1, 2006.

     Interest on the notes will accrue at the rate of 10.0% per annum and will be payable semi-annually in arrears on February 1 and August 1, commencing on August 1, 1999. We will make each interest payment to the Holders of record of the notes on the immediately preceding January 15 and July 15.

     Interest on the notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

     If a Holder has given wire transfer instructions to Luigino's, we will make all principal, premium and interest payments on those notes in accordance with those instructions. All other payments on the notes will be made at the office or agency of the Paying Agent and Registrar within the City and State of New York unless we elect to make interest payments by check mailed to the Holders at their address set forth in the register of Holders.

Paying Agent and Registrar for the Notes

     The trustee will initially act as Paying Agent and Registrar. Luigino's may change the Paying Agent or Registrar without prior notice to the Holders of the notes, and we or any of our Subsidiaries may act as Paying Agent or Registrar.

Transfer and Exchange

     A Holder may transfer or exchange notes in accordance with the indenture. The Registrar and the trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and we may require a Holder to pay any taxes and fees required by law or permitted by the indenture. We are not required to transfer or exchange any note selected for redemption. Also, we are not required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

     The registered Holder of a note will be treated as the owner of it for all purposes.

Subordination

     The payment of principal, premium and interest, if any, on the notes will be subordinated to the prior payment in full of all Senior Debt of Luigino's.

     The holders of Senior Debt will be entitled to receive payment in full of all Obligations due in respect of Senior Debt, including interest after the commencement of any such proceeding at the rate specified in the applicable Senior Debt, before the Holders of notes will be entitled to receive any payment with respect to the notes, except that Holders of notes may receive and retain Permitted Junior Securities and payments made from the trust described below under the heading "Legal Defeasance and Covenant Defeasance," in the event of any distribution to creditors of Luigino's:

     .    in a liquidation or dissolution of Luigino's;

     . in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to Luigino's or its property;

     .    in an assignment for the benefit of our creditors; or

     .    in any marshalling of Luigino's assets and liabilities.

Luigino's also may not make any payment in respect of the notes, except in Permitted Junior Securities or from the trust described under below under the heading "Legal Defeasance and Covenant Defeasance," if:

     . a payment default on Designated Senior Debt occurs and is continuing beyond any applicable grace period; or

     . any other default occurs and is continuing on Designated Senior Debt that permits holders of the Designated Senior Debt to accelerate its maturity and the trustee receives a notice of such default (a "Payment Blockage Notice") from Luigino's or the holders of any Designated Senior Debt.

  Payments on the notes may and will be resumed:

     . in the case of a payment default, upon the date on which such default is cured or waived; and

     . in case of a nonpayment default, the earlier of the date on which such nonpayment default is cured or waived or 179 days after the date on which the applicable Payment Blockage Notice is received, unless the maturity of any Designated Senior Debt has been accelerated.

  No new Payment Blockage Notice may be delivered unless and until:

     . 360 days have elapsed since the effectiveness of the immediately prior Payment Blockage Notice; and

     . all scheduled payments of principal, premium and interest on the notes that have come due have been paid in full in cash.

     No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the trustee will be, or be made, the basis for a subsequent Payment Blockage Notice unless such default shall have been cured or waived for a period of not less than 180 days.

     Luigino's must promptly notify holders of Senior Debt if payment of the notes is accelerated because of an Event of Default.

     As discussed in the "Risk Factors" section of this prospectus, as a result of the subordination provisions described above, in the event of a bankruptcy, liquidation or reorganization of Luigino's, Holders of the notes may recover less ratably than creditors of Luigino's who are holders of Senior Debt.

Optional Redemption

     At any time before February 1, 2002, Luigino's may on any one or more occasions redeem up to 35.0% of the aggregate principal amount of notes originally issued under the indenture at a redemption price of 110.0% of the principal amount thereof, plus accrued and unpaid interest to the redemption date, with the net cash proceeds of one or more sales of our Common Stock to anyone that is not an Affiliate of Luigino's, so long as:

     . the aggregate net proceeds from the sales equals or exceeds $35.0 million;

     . at least $65.0 million in aggregate principal amount of notes remains outstanding immediately after the redemption; and

     . the redemption occurs within 45 days of the date of the last sale meeting the $35.0 million test.

     Except pursuant to the preceding paragraph, the notes will not be redeemable at Luigino's option before February 1, 2003.

     After February 1, 2003, we may redeem all or a part of the notes upon not less than 30 nor more than 60 days' notice, at the redemption prices, expressed as percentages of principal amount, set forth below plus accrued and unpaid interest thereon, if any, to the applicable redemption date, if redeemed during the twelve-month period beginning on February 1 of the years indicated below:


     Year                                         Percentage
     ----                                         ----------

     2003.......................................  105.0%
     2004.......................................  102.5%
     2005 and thereafter........................  100.0 %


Repurchase at the Option of Holders

     Change of Control. If a Change of Control occurs, each Holder of notes will have the right to require Luigino's to repurchase all or any part equal to $1,000 or an integral multiple thereof of that Holder's notes under the "Change
of Control Offer."   In the Change of Control Offer, we will offer a "Change of
Control Payment" in cash equal to 101.0% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest thereon, if any, to the date of purchase. Within ten days following any Change of Control, we will mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on the "Change of Control Payment Date" specified in the notice, under the procedures required by the indenture and described in the notice. We will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control.

     On the Change of Control Payment Date, Luigino's will, to the extent lawful:

     . accept for payment all notes or portions thereof properly tendered under the Change of Control Offer;

     . deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all notes or portions thereof so tendered; and

     . deliver or cause to be delivered to the trustee the notes so accepted together with a certificate of its executive officers stating the aggregate principal amount of notes or portions thereof being purchased by Luigino's.

     The Paying Agent will promptly mail to each Holder of notes so tendered the Change of Control Payment for such notes, and the trustee will promptly authenticate and mail, or cause to be transferred by book entry, to each Holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any, provided that each such new note will be in a principal amount of $ 1,000 or an integral multiple thereof.

     Before complying with any of the provisions of this "Change of Control" covenant, but in any event within 90 days following a Change of Control, Luigino's will either repay all outstanding Senior Debt or obtain the requisite consents, if any, under all agreements governing outstanding Senior Debt to permit the repurchase of notes required by this covenant. We will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

     The provisions described above that require us to make a Change of Control Offer following a Change of Control will be applicable regardless of whether or not any other provisions of the indenture are applicable. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the Holders of the notes to require that Luigino's repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

     Luigino's outstanding Senior Debt currently prohibits us from purchasing any notes, and also provides that change of control events with respect to Luigino's would constitute a default under the agreements governing the Senior Debt. Any future credit agreements or other agreements relating to Senior Debt to which we become a party may contain similar restrictions and provisions. In the event a Change of Control occurs at a time when we are prohibited from purchasing notes, we could seek the consent of our senior lenders to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If we do not obtain such a consent or repay such borrowings, we will remain prohibited from purchasing notes. In such case, our failure to purchase tendered notes would constitute an Event of Default under the indenture which would, in turn, constitute a default under our Senior Debt. In these circumstances, the subordination provisions in the indenture would likely restrict payments to the Holders of notes.

     We will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by Luigino's and purchases all notes validly tendered and not withdrawn under that Change of Control Offer.

     The definition of Change of Control includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of "all or substantially all" of the assets of Luigino's and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a Holder of notes to require us to repurchase any notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of Luigino's and its Subsidiaries taken as a whole to another Person or group may be uncertain.

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     Asset Sales.  Luigino's will not, and will not permit any of its
Subsidiaries to, consummate an Asset Sale unless:

     . we, or the Restricted Subsidiary, as the case may be, receive consideration at the time of the Asset Sale at least equal to the fair market value of the assets or Equity Interests issued or sold or otherwise disposed of;

     . such fair market value is determined by our Board of Directors and evidenced by a resolution of the Board of Directors set forth in an officers' certificate delivered to the trustee; and

     . at least 85.0% of the consideration therefor received by Luigino's or such Restricted Subsidiary is in the form of cash.

For purposes of this provision, each of the following shall be deemed to be cash:

     . any liabilities, as shown on our or our Subsidiary's most recent balance sheet, of Luigino's or the Subsidiary, other than contingent liabilities and liabilities that are by their terms subordinated to the notes or any Subsidiary Guarantee, that are assumed by the transferee of any assets sold under a customary novation agreement that releases Luigino's or such Subsidiary from further liability; and

     . any securities, notes or other obligations received by Luigino's or the Subsidiary from the transferee that are contemporaneously, subject to ordinary settlement periods, converted by Luigino's or the Subsidiary into cash to the extent of the cash received in that conversion.

     Within 180 days after the receipt of any Net Proceeds from an Asset Sale, we may apply the Net Proceeds, at our option:

     . to repay Senior Debt and to correspondingly reduce our commitment with respect to any revolving borrowings;

     . to acquire all or substantially all of the assets of, or a majority of the Voting Stock of, another Person engaged in the same or a similar line of business as we were engaged in on the date of the indenture (a "Permitted Business");

     .    to make a capital expenditure in a Permitted Business; or

     . to acquire other long-term assets that are used or useful in a Permitted Business.

Pending the final application of the Net Proceeds of any Asset Sale, we may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by the indenture.

     Any Net Proceeds from Asset Sales that are not applied or invested as provided in the preceding paragraph will constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $7.5 million, we will make an "Asset Sale Offer" to all Holders of notes, and all holders of other Indebtedness that is equal in ranking with the notes and contains provisions similar to those set forth in the indenture with respect to offers to purchase or redeem with the proceeds of sales of assets, to purchase the maximum principal amount of notes and such other Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100.0% of principal amount plus accrued and unpaid interest, if any, to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, we may use them for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of notes and such other Indebtedness tendered into the Asset Sale Offer exceeds the amount of Excess Proceeds, the trustee will select the notes and such other Indebtedness to be purchased on a pro rata basis. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

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     Mandatory Redemption.  Except as described above, we are not required to make mandatory redemption of, or sinking fund payments with respect to, the notes.

Selection and Notice

     If less than all of the notes are to be redeemed at any time, the trustee will select notes for redemption as follows:

     . if the notes are listed, in compliance with the requirements of the principal national securities exchange on which the notes are listed; or

     . if the notes are not so listed, on a pro rata basis, by lot or by such method as the trustee shall deem fair and appropriate.

     No notes of $1,000 or less will be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of notes to be redeemed at its registered address. Notices of redemption may not be conditional.

     If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount thereof to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the Holder thereof upon cancellation of the original note. notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of notes called for redemption.

Certain Covenants

     Restricted Payments. Luigino's will not, and will not permit any of its Subsidiaries to, directly or indirectly:

     . declare or pay any dividend or make any other payment or distribution on account of our or any of our Subsidiaries' Equity Interests including, without limitation, any payment in connection with any merger or consolidation involving Luigino's or any of our Subsidiaries, or to the direct or indirect holders of Luigino's or any of our Subsidiaries' Equity Interests in their capacity as such, other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of Luigino's or to Luigino's or a Subsidiary of Luigino's;

     . purchase, redeem or otherwise acquire or retire for value including, without limitation, in connection with any merger or consolidation involving Luigino's, any Equity Interests of Luigino's or any direct or indirect parent of Luigino's or any Subsidiary of Luigino's, other than any such Equity Interests owned by Luigino's or any Subsidiary of Luigino's;

     . make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is of equal ranking with or subordinated to the notes or any Subsidiary Guarantees, other than the notes or any Subsidiary Guarantees, except a payment of interest or principal at the Stated Maturity thereof; or

     . make any Restricted Investment (all such payments and other actions set forth above being collectively referred to as "Restricted Payments"),

unless, at the time of and after giving effect to such Restricted Payment:

     . no Default or Event of Default has occurred and is continuing or would occur as a consequence of the Restricted Payment; and

     . Luigino's would, at the time of the Restricted Payment and after giving pro forma effect thereto as if the Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness under the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the heading caption "Incurrence of Indebtedness and Issuance of Preferred Stock"; and

     . the Restricted Payment, together with the aggregate amount of all other Restricted Payments made by Luigino's and its Subsidiaries after the date of the indenture (excluding Restricted Payments permitted by the first and second clauses of the next paragraph below), is less than the sum, without duplication, of

          (a) the Consolidated Net Income of Luigino's for the period, taken as one accounting period, from the beginning of the first fiscal quarter commencing after the date of the indenture to the end of Luigino's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100.0% of such deficit), plus

          (b) 100.0% of the aggregate net cash proceeds received by Luigino's since the date of the indenture as a contribution to its common equity capital or from the issue or sale of Equity Interests of Luigino's , other than Disqualified Stock, or from the issue or sale of Disqualified Stock or debt securities of Luigino's that have been converted into or exchanged for such Equity Interests, other than Equity Interests (or Disqualified Stock or debt securities) sold to a Subsidiary of Luigino's and other than Disqualified Stock or convertible securities that have been converted into Disqualified Stock, plus

          (c) to the extent that any Restricted Investment that was made after the date of the indenture is sold for cash or otherwise liquidated or repaid for cash, the lesser of (1) the cash return of capital with respect to such Restricted Investment, less the cost of disposition, if any, and (2) the initial amount of such Restricted Investment, less

          (d) 100.0% of the amounts permitted to be paid under the Tax Distribution Agreement accrued since the date of the indenture.

     The preceding provisions will not prohibit:

     . the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with the provisions of the indenture;

     . the redemption, repurchase, retirement, defeasance or other acquisition of any equal ranking or subordinated Indebtedness of Luigino's or any Guarantor or of any Equity Interests of Luigino's or any Restricted Subsidiary in exchange for, or out of the net cash proceeds of the substantially concurrent sale ,other than to a Subsidiary of Luigino's, of, Equity Interests of Luigino's (other than Disqualified Stock), provided that the amount of any net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition will be excluded from subclause (b) of the third clause of the preceding paragraph;

     . the defeasance, redemption, repurchase or other acquisition of equal ranking or subordinated Indebtedness of Luigino's or any Guarantor with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness;

     . the payment of any dividend by a Subsidiary of Luigino's to the holders of its common Equity Interests on a pro rata basis;

     . so long as no Default or Event of Default has occurred and is continuing, payments by Luigino's or any of its Subsidiaries, directly or indirectly, to Luigino's shareholders in accordance with the Tax Distribution Agreement as in effect on the date of the indenture; and

     . the payment on or after the date of the indenture of dividends in respect of Luigino's Common Stock in an aggregate amount not to exceed $15.0 million as described in the "Use of Proceeds" section of this prospectus.

     The amount of all Restricted Payments other than cash will be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by Luigino's or the Subsidiary, as the case may be, under the Restricted Payment. The fair market value of any assets or securities that are required to be valued by this covenant will be determined by the Board of Directors, whose resolution with respect thereto will be delivered to the trustee. The Board of Directors' determination must be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if the fair market value exceeds $1.0 million. Not later than the date of making any Restricted Payment, Luigino's will deliver to the trustee an officers' certificate stating that the Restricted Payment is permitted and setting forth the basis upon which the calculations required by this "Restricted Payments" covenant were computed, together with a copy of any fairness opinion or appraisal required by the indenture.

     Incurrence of Indebtedness and Issuance of Preferred Stock. Luigino's will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "incur") any Indebtedness, including Acquired Debt, and Luigino's will not issue any Disqualified Stock and will not permit any of its Subsidiaries to issue any shares of preferred stock, provided, however, that we and any Guarantor may incur Indebtedness, including Acquired Debt, and we may issue Disqualified Stock, if the Fixed Charge Coverage Ratio for Luigino's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock is issued would have been at least 2.0 to 1.0 if such incurrence or issuance occurs on or before February 1, 2001, and at least 2.25 to 1.0 if such incurrence or issuance occurs at any time thereafter, in each case determined on a pro forma basis, including a pro forma application of the net proceeds therefrom, as if the additional Indebtedness had been incurred, or the Disqualified Stock had been issued, as the case may be, at the beginning of such four-quarter period.

     The provisions of this covenant will not prohibit the incurrence of any of the following items of Indebtedness (collectively, "Permitted Debt"):

     . the incurrence by Luigino's of any Indebtedness, including letters of credit, under any Credit Facility, including our new credit agreement, provided that the aggregate principal amount of all Indebtedness of Luigino's and any of its Subsidiaries outstanding under all Credit Facilities (with letters of credit being deemed to have a principal amount equal to the maximum liability of Luigino's and its Subsidiaries thereunder) incurred under this clause, after giving effect to such incurrence, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred under this clause, does not exceed an amount equal to $50.0 million less the aggregate amount of all Net Proceeds from Asset Sales applied to permanently reduce Indebtedness under the Credit Facilities;

     .    the incurrence by Luigino's and its Subsidiaries of Existing
          Indebtedness;

     . the incurrence of Indebtedness represented by the notes and any Subsidiary Guarantees;

     . the incurrence by Luigino's of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment used in the business of Luigino's, in an aggregate principal amount, including all

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               Permitted Refinancing Indebtedness incurred to refund, refinance or replace Indebtedness incurred under this clause, not to exceed $5.0 million at any time outstanding;

          . the incurrence by Luigino's of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace, Indebtedness, other than intercompany Indebtedness, that was permitted by the indenture to be incurred;

          . the incurrence by Luigino's or any of its Subsidiaries of intercompany Indebtedness between or among Luigino's and any of its Wholly Owned Subsidiaries, provided, however, that:

               (a) if Luigino's is the obligor on such Indebtedness, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all Obligations with respect to the Senior Debt and the notes, in the case of Luigino's, or the Subsidiary Guarantee of such Guarantor, in the case of a Guarantor; and

               (b) (1) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than Luigino's or a Wholly Owned Subsidiary thereof and (2) any sale or other transfer of any such Indebtedness to a Person that is not either Luigino's or a Wholly Owned Subsidiary of Luigino's, shall be deemed, in each case, to constitute an incurrence of such Indebtedness by Luigino's or such Subsidiary, as the case may be, that was not permitted by this clause;

          . the incurrence by Luigino's or any of its Subsidiaries of Hedging Obligations that are incurred for the purpose of fixing or hedging interest rate risk with respect to any floating rate Indebtedness that is permitted by the terms of this indenture to be outstanding;

          . (a) the guarantee by Luigino's or any of its Subsidiaries of Indebtedness of Luigino's or a Subsidiary of Luigino's that was permitted to be incurred by another provision of this covenant and (b) the guarantee by a Subsidiary of Luigino's that is not a Guarantor of Indebtedness of another Subsidiary that is not a guarantor that was permitted to be incurred by any other provision of this covenant;

          . the incurrence by Luigino's or any of its Subsidiaries of additional Indebtedness in an aggregate principal amount, or accreted value, as applicable, at any time outstanding, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred under this clause, not to exceed $5.0 million.

          For purposes of determining compliance with this "Incurrence of Indebtedness and Issuance of Preferred Stock" covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described above, or is entitled to be incurred pursuant to the first paragraph of this covenant, Luigino's will, in its sole discretion, classify such item of Indebtedness in any manner that complies with this covenant, and any item so classified will be treated as having been incurred under only one of the clauses of this covenant or under the first paragraph of this covenant. Accrual of interest, the accretion of accreted value and the payment of interest in the form of additional Indebtedness will not be deemed to be the incurrence of Indebtedness for the purposes of this covenant.

          Subsidiary Guarantees. If Luigino's or any of its Subsidiaries acquires or creates another Subsidiary after the date of the indenture, then that newly acquired or created Subsidiary must become a Guarantor, execute a supplemental indenture satisfactory to the trustee (a "Supplemental Indenture"), and deliver an opinion of counsel to the trustee that the Supplemental Indenture has been duly executed and delivered.

          In addition, Luigino's will not permit any of its Subsidiaries that is not a Guarantor to incur, guarantee or secure through the granting of Liens the payment of any Indebtedness of Luigino's or a Guarantor, and will not and will not permit any of its Subsidiaries that are not Guarantors to pledge any intercompany notes representing obligations of any such Subsidiaries, to secure the payment of any Indebtedness of the Company or a Guarantor, in

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each case unless the Subsidiary, Luigino's and the trustee execute and deliver a
Supplemental Indenture and Luigino's delivers to the trustee an opinion of counsel.

          Merger, Consolidation or Sale of Assets. Luigino's may not consolidate or merge with or into another Person, whether or not Luigino's is the surviving corporation, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets, in one or more related transactions, to another Person; unless:

          . either Luigino's is the surviving corporation or the Person formed by or surviving any such consolidation or merger, if other than Luigino's, or to which such sale, assignment, transfer, conveyance or other disposition shall have been made is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia;

          . the Person formed by or surviving any such consolidation or merger, if other than Luigino's, or the Person to which such sale, assignment, transfer, conveyance or other disposition shall have been made assumes all the obligations of Luigino's under the notes, the indenture and the Pledge Agreement under agreements reasonably satisfactory to the trustee;

          . immediately after the transaction no Default or Event of Default exists; and

          . except in the case of a merger of Luigino's with or into a Wholly Owned Subsidiary of Luigino's, Luigino's or the Person formed by or surviving any such consolidation or merger, if other than
               Luigino's:

               (a) will have Consolidated Net Worth immediately after the transaction equal to or greater than the Consolidated Net Worth of Luigino's immediately preceding the transaction; and

               (b) will, on the date of the transaction, after giving pro forma effect thereto as if the same had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness under the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the heading "Incurrence of Indebtedness and Issuance of Preferred Stock."

          Transactions with Affiliates. Luigino's will not, and will not permit any of its Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each, an "Affiliate Transaction"), unless:

          . such Affiliate Transaction is on terms that are no less favorable to Luigino's or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by Luigino's or such Restricted Subsidiary with an unrelated Person; and

          .    Luigino's delivers to the trustee:

           (a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $1.0 million, a resolution of the Board of Directors set forth in an officers' certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors; and

           (b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $5.0 million, an opinion as to the fairness to the Holders of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.

          The following items shall not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the preceding paragraph:

          . any employment agreement entered into by Luigino's or any of its Subsidiaries in the ordinary course of business and consistent with the past practice of Luigino's or the Subsidiary with an officer of Luigino's who is not otherwise an Affiliate of Luigino's;

          .    transactions between or among Luigino's and/or its Subsidiaries;
               and

          . Restricted Payments that are permitted by the provisions of the indenture described above under the heading "Restricted Payments."

          Limitation on Issuances and Sales of Equity Interests in Wholly Owned Subsidiaries. Luigino's will not, and will not permit any of its Subsidiaries to, transfer, convey, sell, lease or otherwise dispose of any Equity Interests in any Wholly Owned Subsidiary of Luigino's to any Person other than Luigino's or a Wholly Owned Subsidiary of Luigino's, unless:

          . such transfer, conveyance, sale, lease or other disposition is of all the Equity Interests in such Wholly Owned Restricted Subsidiary; and

          . the cash Net Proceeds from such transfer, conveyance, sale, lease or other disposition are applied in accordance with the covenant described above under the subheading "Asset Sales."

In addition, Luigino's will not permit any Wholly Owned Subsidiary of Luigino's to issue any of its Equity Interests, other than, if necessary, shares of its Capital Stock constituting directors' qualifying shares, to any Person other than to Luigino's or a Wholly Owned Subsidiary of Luigino's.

          Business Activities. Luigino's will not, and will not permit any Subsidiary to, engage in any business other than Permitted Businesses, except to such extent as would not be material to Luigino's and its Subsidiaries, taken as a whole.

          Payments for Consent. Luigino's will not, and will not permit any of its Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Holder of notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the notes unless such consideration is offered to be paid and is paid to all Holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

          Reports. Whether or not required by the Securities and Exchange Commission, so long as any notes are outstanding, Luigino's will furnish to the Holders of notes, within the time periods specified in the Commission's rules and regulations:

          . all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if Luigino's were required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report on the annual financial statements by Luigino's certified independent accountants; and

          . all current reports that would be required to be filed with the Commission on Form 8-K if Luigino's were required to file such reports.

          In addition, whether or not required by the Commission, Luigino's will file a copy of all of the information and reports referred to above with the Commission for public availability within the time periods specified in the Commission's rules and regulations, unless the Commission will not accept such a filing, and make such information available to securities analysts and prospective investors upon request. Luigino's will also, for so

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long as any notes remain outstanding, furnish to the Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered under Rule 144A(d)(4) under the Securities Act.

Events of Default and Remedies

          Each of the following is an Event of Default:

          . default for 30 days in the payment when due of interest on the notes, whether or not prohibited by the subordination provisions of the indenture;

          . default in payment when due of the principal of or premium, if any, on the notes, whether or not prohibited by the subordination provisions of the indenture;

          . failure by Luigino's or any of its Subsidiaries to comply with the provisions described above under the subheadings "Change of Control," "Asset Sales," "Restricted Payments" or "Incurrence of Indebtedness and Issuance of Preferred Stock";

          . failure by Luigino's for 60 days after notice to comply with any of the other agreements in the indenture;

          . default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by Luigino's or any of its Subsidiaries, or the payment of which is guaranteed by Luigino's or any of its Subsidiaries, whether such Indebtedness or guarantee now exists or is created after the date of the indenture, if that default

               (a) is caused by a failure to pay principal of or premium, if any, or interest on such Indebtedness before the expiration of the grace period provided in such Indebtedness on the date of such default (a "Payment Default"), or

               (b) results in the acceleration of such Indebtedness before its express maturity,

                    and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $5.0 million or more;

          . failure by Luigino's or any of its Subsidiaries to pay final judgments aggregating in excess of $5.0 million, which judgments are not paid, discharged or stayed for a period of 60 days;

          . except as permitted by the indenture, the termination of any Subsidiary Guarantee, or the denial by any Guarantor or any Person acting on behalf of any Guarantor, of its obligations under its Subsidiary Guarantee; and

          . events of bankruptcy or insolvency with respect to Luigino's or any of its Subsidiaries.

          In the case of an Event of Default arising from events of bankruptcy or insolvency with respect to Luigino's or any Subsidiary, all outstanding notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the Holders of at least 25.0% in principal amount of the then outstanding notes may declare all the notes to be due and payable by delivering an "Acceleration Notice" to Luigino's specifying the Event of Default, in which case the notes will

          .    become due and payable immediately, or

          . if there are any amounts outstanding under the new credit agreement, will become due and payable upon the first to occur of an acceleration under the new credit agreement or five business days after receipt by Luigino's and the representative of the lenders under the new credit agreement of the Acceleration Notice.

          Holders of the notes may not enforce the indenture or the notes except as provided in the indenture. Subject to limitations, Holders of a majority in principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from Holders of the notes notice of any continuing Default or Event of Default, except a Default or Event of Default relating to the payment of principal or interest, if it determines that withholding notice is in their interest.

          The Holders of a majority in aggregate principal amount of the notes then outstanding by notice to the trustee may on behalf of the Holders of all of the notes waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of interest on, or the principal of, the notes.

          In the case of any Event of Default occurring by reason of any willful action or inaction taken or not taken by or on behalf of Luigino's with the intention of avoiding payment of the premium that Luigino's would have had to pay if Luigino's then had elected to redeem the notes under the optional redemption provisions of the indenture, an equivalent premium shall also become and be immediately due and payable to the extent permitted by law upon the acceleration of the notes. If an Event of Default occurs before February 1, 2003, by reason of any willful action or inaction, taken or not taken, by or on behalf of Luigino's with the intention of avoiding the prohibition on redemption of the notes before February 1, 2003, then the premium specified in the indenture shall also become immediately due and payable to the extent permitted by law upon the acceleration of the notes.

          Luigino's is required to deliver to the trustee annually a statement regarding compliance with the indenture. Upon becoming aware of any Default or Event of Default, Luigino's is required to deliver to the trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

          No director, officer, employee, incorporator or stockholder of Luigino's, as such, shall have any liability for any obligations of Luigino's under the notes, the indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

          Luigino's may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding notes ("Legal Defeasance") except for:

          . the rights of Holders of outstanding notes to receive payments in respect of the principal of, premium, if any, and interest on such notes when such payments are due from the trust referred to below;

          . Luigino's obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

          . the rights, powers, trusts, duties and immunities of the trustee, and Luigino's obligations in connection therewith; and

          .    the Legal Defeasance provisions of the indenture.

          In addition, Luigino's may, at its option and at any time, elect to have the obligations of Luigino's and the Guarantors released with respect to covenants that are described in the indenture ("Covenant Defeasance") and thereafter any omission to comply with those covenants shall not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, events, not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events, described above under the heading "Events of Default" will no longer constitute an Event of Default with respect to the notes.

          In order to exercise either Legal Defeasance or Covenant Defeasance:

          . Luigino's must irrevocably deposit with the trustee, in trust, for the benefit of the Holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in amounts sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the outstanding notes on the stated maturity or on the applicable redemption date, as the case may be, and Luigino's must specify whether the notes are being defeased to maturity or to a particular redemption date;

          . in the case of Legal Defeasance, Luigino's must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that
          .

               (a) Luigino's has received from, or there has been published by, the Internal Revenue Service a ruling, or

               (b) since the date of the indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of the Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the Legal Defeasance had not occurred;

          . in the case of Covenant Defeasance, Luigino's must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the Holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of the Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the Covenant Defeasance had not occurred;

          . no Default or Event of Default can have occurred and be continuing either:

               (a) on the date of deposit, other than a Default or Event of Default resulting from the borrowing of funds to be applied to the deposit; or

               (b) or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit;

          . the Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument, other than the indenture, to which Luigino's or any of its Subsidiaries is a party or by which Luigino's or any of its Subsidiaries is bound;

          . Luigino's must deliver to the trustee an opinion of counsel to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally;

          . Luigino's must deliver to the trustee an officers' certificate stating that the deposit was not made by Luigino's with the intent of preferring the Holders of notes over the other creditors of

               Luigino's with the intent of defeating, hindering, delaying or defrauding creditors of Luigino's or others; and

          . Luigino's must deliver to the trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

          Without the consent of each Holder affected, an amendment or waiver may not with respect to any notes held by a non-consenting Holder:

          . reduce the principal amount of notes whose Holders must consent to an amendment, supplement or waiver;

          . reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption of the notes, other than provisions relating to the covenants described above under the heading "Repurchase at the Option of Holders";

          . reduce the rate of or change the time for payment of interest on any note;

          . waive a Default or Event of Default in the payment of principal of or premium, if any, or interest on the notes, except a rescission of acceleration of the notes by the Holders of at least a majority in aggregate principal amount of the notes and a waiver of the payment default that resulted from such acceleration;

          . make any note payable in money other than that stated in the notes;

          . make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of Holders of notes to receive payments of principal of or premium, if any, or interest on the notes;

          . waive a redemption payment with respect to any note, other than a payment required by one of the covenants described above under the heading "Repurchase at the Option of Holders"; or

          .    make any change in the preceding amendment and waiver provisions.

          In addition, any amendment to, or waiver of, the provisions of the indenture relating to subordination or the security interests created by the Pledge Agreement that adversely affects the rights of the Holders of the notes will require the consent of the Holders of at least 75.0% in aggregate principal amount of notes then outstanding.

          Notwithstanding the preceding, without the consent of any Holder of notes, Luigino's and the trustee may amend or supplement the indenture or the notes:

          .    to cure any ambiguity, defect or inconsistency;

          . to provide for uncertificated notes in addition to or in place of certificated notes;

          . to provide for the assumption of Luigino's obligations to Holders of notes in the case of a merger or consolidation or sale of all or substantially all of Luigino's assets;

          . to make any change that would provide any additional rights or benefits to the Holders of notes or that does not adversely affect the legal rights under the indenture of any such Holder; or

          . to comply with requirements of the Commission in order to effect or maintain the qualification of the indenture under the Trust Indenture Act.

Concerning the Trustee

          If the trustee becomes a creditor of Luigino's or any Guarantor, the indenture limits its right to obtain payment of claims in some cases, or to realize on property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

          The Holders of a majority in principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to exceptions. The indenture provides that in case an Event of Default shall occur and be continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any Holder of notes, unless such Holder shall have offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Certain Definitions

          Set forth below are defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

          "Acquired Debt" means, with respect to any specified Person:

               . Indebtedness of any other Person existing at the time the other Person is merged with or into or became a Subsidiary of the specified Person, including, without limitation, Indebtedness incurred in connection with, or in contemplation of, the other Person merging with or into or becoming a Subsidiary of the specified Person, and

               . Indebtedness secured by a Lien encumbering any asset acquired by the specified Person.

          "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with the specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of that Person, whether through the ownership of voting securities, by agreement or otherwise, provided that beneficial ownership of 10.0% or more of the voting securities of a Person shall be deemed to be control.

          "Asset Sale" means:

               . the sale, lease, conveyance or other disposition of any assets or rights including, without limitation, by way of a sale and leaseback, other than sales of inventory in the ordinary course of business consistent with past practices, provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of Luigino's and its Subsidiaries taken as a whole will be governed by the provisions of the indenture described above under the heading "Change of Control" and/or the provisions described above under the heading "Merger, Consolidation or Sale of Assets" and not by the provisions of the Asset Sale covenant, and

               . the issue or sale by Luigino's or any of its Subsidiaries of Equity Interests of any of Luigino's Subsidiaries, in the case of either of these clauses, whether in a single transaction or a series of related transactions that have a fair market value in excess of $1.0 million, or for net proceeds in excess of $1.0 million.

     Notwithstanding the foregoing, a transfer of assets by Luigino's to a Wholly Owned Subsidiary or by a Wholly Owned Subsidiary to Luigino's or to another Wholly Owned Subsidiary, an issuance of Equity Interests by a Wholly Owned Subsidiary to Luigino's or to another Wholly Owned Subsidiary, and a Restricted Payment that is permitted by the covenant described above under the heading "Restricted Payments" will not be deemed to be Asset Sales.

     "Attributable Debt" in respect of a sale and leaseback transaction means, at the time of determination, the present value, discounted at the rate of interest implicit in such transaction, determined in accordance with GAAP, of the obligation of the lessee for net rental payments during the remaining term of the lease included in the sale and leaseback transaction, including any period for which the lease has been extended or may, at the option of the lessor, be extended.

     "Capital Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP.

     "Capital Stock" means:

               .    in the case of a corporation, corporate stock,

               . in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents, however designated, of corporate stock,

               . in the case of a partnership or limited liability company, partnership or membership interests, whether general or limited, and

               . any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

     "Cash Equivalents" means:

               .    United States dollars,

               . securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof, provided that the full faith and credit of the United States is pledged in support thereof, having maturities of not more than six months from the date of acquisition,

               . certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers' acceptances with maturities not exceeding six months and overnight bank deposits, in each case with any lender party to the new credit agreement or with any domestic commercial bank having capital and surplus in excess of $500.0 million and a Thompson Bank Watch Rating of "B" or better,

               . repurchase obligations with a term of not more than seven days for underlying securities of the types described in the second or third clauses above entered into with any financial institution meeting the qualifications specified in the third clause above,

               . commercial paper having the highest rating obtainable from Moody's Investors Service, Inc. or Standard & Poor's Ratings Group and in each case maturing within six months after the date of acquisition.

     "Change of Control" means the occurrence of any of the following:

               . the sale, lease, transfer, conveyance or other disposition, other than by way of merger or consolidation, in one or a series of related transactions, of all or substantially all of the assets of Luigino's and its Subsidiaries taken as a whole to any "person" (as such term is used in Section 13(d)(3) of the Exchange Act) other than to the Principal or his Related Parties (as defined below),

               . the adoption of a plan relating to the liquidation or dissolution of Luigino's,

               . the consummation of any transaction, including, without limitation, any merger or consolidation, the result of which is that any "person" (as defined above), other than the Principal and his Related Parties, becomes the "beneficial owner" (as that term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that a person shall be deemed to have "beneficial ownership" of all securities that the person has the right to acquire, whether the right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition), directly or indirectly, of more than 50.0% of the Voting Stock of Luigino's measured by voting power rather than number of shares,

               . the first day on which a majority of the members of the Board of Directors of Luigino's are not Continuing Directors, or

               . Luigino's consolidates with, or merges with or into, any Person, or any Person consolidates with, or merges with or into, Luigino's, in any such event under a transaction in which any of the outstanding Voting Stock of Luigino's is converted into or exchanged for cash, securities or other property, other than any such transaction where the Voting Stock of Luigino's outstanding immediately before the transaction is converted into or exchanged for Voting Stock (other than Disqualified Stock) of the surviving or transferee Person constituting a majority of the outstanding shares of such Voting Stock of the surviving or transferee Person, immediately after giving effect to the issuance.

     "Consolidated Cash Flow" means, with respect to any Person for any period, the Consolidated Net Income of that Person for the period plus:

               . an amount equal to any extraordinary loss plus any net loss realized in connection with an Asset Sale, to the extent the losses were deducted in computing such Consolidated Net Income, plus

               . provision for taxes based on income or profits of that Person and its Subsidiaries for such period, to the extent that the provision for taxes was included in computing the Consolidated Net Income, plus

               . consolidated interest expense of that Person and its Subsidiaries for such period, whether paid or accrued and whether or not capitalized including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with a Capital Lease Obligation, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and any net payments under Hedging Obligations, to the extent that any such expense was deducted in computing the Consolidated Net Income, plus

               . depreciation, amortization, including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period, and other non-cash expenses, excluding any non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period, of that Person and its Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing the Consolidated Net Income, minus

               . non-cash items increasing the Consolidated Net Income for such period, in each case, on a consolidated basis and determined in accordance with GAAP.

     "Consolidated Net Income" means, with respect to any Person for any period, the aggregate of the Net Income of that Person and its Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

               . the Net Income, but not loss, of any Person that is not a Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the referent Person or a Wholly Owned Subsidiary thereof,

               . the Net Income of any Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval that has not been obtained or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Subsidiary or its stockholders,

               . the Net Income of any Person acquired in a pooling of interests transaction for any period before the date of the acquisition shall be excluded, and

               . the cumulative effect of a change in accounting principles shall be excluded.

     "Consolidated Net Worth" means, with respect to any Person as of any date, the sum of (1) the consolidated equity of the common stockholders of that Person and its consolidated Subsidiaries as of such date plus (2) the respective amounts reported on that Person's balance sheet as of such date with respect to any series of preferred stock (other than Disqualified Stock) that by its terms is not entitled to the payment of dividends unless such dividends may be declared and paid only out of net earnings in respect of the year of the declaration and payment, but only to the extent of any cash received by that Person upon issuance of such preferred stock, less (a) all write-ups, other than write-ups resulting from foreign currency translations and write-ups of tangible assets of a going concern business made within 12 months after the acquisition of such business, subsequent to the date of the indenture in the book value of any asset owned by that Person or a consolidated Subsidiary of that Person, (b) all investments as of such date in unconsolidated Subsidiaries and in Persons that are not Subsidiaries except, in each case, Permitted Investments, and (c) all unamortized debt discount and expense and unamortized deferred charges as of that date, all of the foregoing determined in accordance with GAAP.

     "Consulting Agreement" means the Consulting Agreement dated as of January 1, 1999 among Paulucci International Ltd., Inc. and Luigino's, as in effect on the date of the indenture.

     "Continuing Directors" means, as of any date of determination, any member of the Board of Directors of Luigino's who:

               . was a member of the Board of Directors on the date of the indenture, or

               . was nominated for election or elected to the Board of Directors with the approval of a majority of the Continuing Directors (described in the first or second of this definition) who were members of the Board of Directors at the time of such nomination or election.

     "Credit Facilities" means, with respect to Luigino's, one or more debt facilities, including, without limitation, the new credit agreement, or commercial paper facilities with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing, including through the sale of receivables to the lenders or to special purpose entities formed to borrow from the lenders against the receivables, or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time. Indebtedness incurred under Credit Facilities in existence on the date of the indenture shall be deemed to have been incurred on that date in reliance on, and shall be permitted by, the exception provided by the first clause of the second paragraph of the covenant described under the heading "Incurrence of Indebtedness and Issuance of Preferred Stock."

     "Default" means any event that is or with the passage of time or the giving of notice or both would be an Event of Default.

     "Designated Senior Debt" means:

               . any Senior Debt outstanding under the company's new credit agreement, and

               . any other Senior Debt permitted under the indenture the principal amount of which is $20.0 million or more and that has been designated by Luigino's with, so long as the new credit agreement is in effect, the consent of the Representative thereunder, as "Designated Senior Debt."

     "Disqualified Stock" means any Capital Stock that, by its terms, or by the terms of any security into which it is convertible or for which it is exchangeable, or upon the happening of any event, matures or is mandatorily redeemable, under a sinking fund obligation or otherwise, or redeemable at the option of the Holder thereof, in whole or in part, on or before the date that is 91 days after the date on which the notes mature.

     "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock but excluding any debt security that is convertible into, or exchangeable for, Capital Stock.

     "Existing Indebtedness" means Indebtedness of Luigino's and its Subsidiaries, other than Indebtedness under the new credit agreement, in existence on the date of the indenture, until those amounts are repaid.

     "Fixed Charges" means, with respect to any Person for any period, the sum, without duplication, of:

               . the consolidated interest expense of that Person and its Subsidiaries for such period, whether paid or accrued, including, without limitation, original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and any net payments under Hedging Obligations, and

               . the consolidated interest expense of that Person and its Subsidiaries that was capitalized during such period, and

               . any interest expense on Indebtedness of another Person that is Guaranteed by that Person or one of its Subsidiaries or secured by a Lien on assets of that Person or one of its Subsidiaries, whether or not the Guarantee or Lien is called upon, and

               . the product of (a) all cash dividend payments or other distributions, and non-cash dividend payments in the case of a Person that is a Subsidiary, on any series of preferred equity of that Person times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of that Person, or in the case of a Person that is an "S Corporation" or other pass-through entity for federal income tax purposes, the highest combined federal and state income tax rate of a shareholder of that S Corporation or other pass-through entity for federal income tax purposes, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP.

     "Fixed Charge Coverage Ratio" means with respect to any Person for any period, the ratio of the Consolidated Cash Flow of that Person for such period to the Fixed Charges of that Person for such period. In the event that Luigino's or any of its Subsidiaries incurs, assumes, Guarantees or redeems any Indebtedness, other than revolving credit borrowings, or issues preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but before the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the "Calculation Date"), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to the incurrence, assumption, Guarantee or redemption of Indebtedness, or the issuance or redemption of preferred stock, as if the same had occurred at the beginning of the applicable four-quarter reference period. In addition, for purposes of making the computation referred to above:

               . acquisitions that have been made by Luigino's or any of its Subsidiaries, including through mergers or consolidations and including any related financing transactions, during the four-quarter reference period or subsequent to the reference period and on or before the Calculation Date shall be deemed to have occurred on the first day of the four-quarter reference period and Consolidated Cash Flow for the reference period shall be calculated without giving effect to third clause of the proviso set forth in the definition of Consolidated Net Income, and

               . the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of before the Calculation Date, shall be excluded, and

               . the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of before the Calculation Date, shall be excluded, but only to the extent that the obligations giving rise to the Fixed Charges will not be obligations of the referent Person or any of its Subsidiaries following the Calculation Date.

     "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in any other statements by that other entity as have been approved by a significant segment of the accounting profession, which are in effect on the date of the indenture.

     "Guarantee" means a guarantee, other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, letters of credit and reimbursement agreements in respect thereof, of all or any part of any Indebtedness.

     "Guarantor" means any Subsidiary that executes a Subsidiary Guarantee in accordance with the provisions of the indenture, and its respective successors and assigns.

     "Hedging Obligations" means, with respect to any Person, the obligations of that Person under:

               . interest rate swap agreements, interest rate cap agreements and interest rate collar agreements, and

               . other agreements or arrangements designed to protect that Person against fluctuations in interest rates.

     "Indebtedness" means, with respect to any Person, any indebtedness of that Person, whether or not contingent, in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments or letters of credit or reimbursement agreements in respect thereof or banker's acceptances or representing Capital Lease Obligations or the balance deferred and unpaid of the purchase price of any property or representing any Hedging Obligations, except any such balance that constitutes an accrued expense or trade payable, if and to the extent any of the foregoing indebtedness, other than letters of credit and Hedging Obligations, would appear as a liability upon a balance sheet of that Person prepared in accordance with GAAP, as well as all indebtedness of others secured by a Lien on any asset of that Person, whether or not the indebtedness is assumed by that Person, and, to the extent not otherwise included, the Guarantee by that Person of any indebtedness of any other Person. The amount of any Indebtedness outstanding as of any date shall be:

               . the accreted value thereof, in the case of any Indebtedness that does not require current payments of interest, and

               . the principal amount thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.

     "Investments" means, with respect to any Person, all investments by that Person in other Persons, including Affiliates, in the forms of direct or indirect loans, including guarantees of Indebtedness or other obligations, advances or capital contributions excluding commission, travel and similar advances to officers and employees made in the ordinary course of business, purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If Luigino's or any Subsidiary of Luigino's sells or otherwise disposes of any Equity Interests of any direct or indirect Subsidiary of Luigino's such that, after giving effect to any such sale or disposition, that Person is no longer a Subsidiary of Luigino's, Luigino's shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Equity Interests of that Subsidiary not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption "--Restricted Payments."

     "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of the asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code or equivalent statutes of any jurisdiction.

     "Net Income" means, with respect to any Person for any period:

               . the net income (loss) of that Person for such period, determined in accordance with GAAP and before any reduction in respect of preferred interests or dividends, excluding, however,

                    (1) any gain (but not loss), together with any related provision for taxes on the gain (but not loss), realized in connection with:

                              (a) any Asset Sale including, without limitation, dispositions under sale and leaseback transactions, or

                              (b) the disposition of any securities by that Person or any of its Subsidiaries or the extinguishment of any Indebtedness of that Person or any of its Subsidiaries, and

                    (2) any extraordinary or nonrecurring gain (but not loss), together with any related provision for taxes on the extraordinary or nonrecurring gain (but not loss).

     "Net Proceeds" means the aggregate cash proceeds received by Luigino's or any of its Subsidiaries in respect of any Asset Sale including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale, net of the direct costs relating to the Asset Sale, including, without limitation, legal, accounting and investment banking fees, and sales commissions, and any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof, after taking into account any available tax credits or deductions and any tax sharing arrangements, amounts required to be applied to the repayment of Indebtedness (other than Senior Debt) secured by a Lien on the asset or assets that were the subject of the Asset Sale and any reserve for adjustment in respect of the sale price of the asset or assets established in accordance with GAAP.

     "New Credit Agreement" means the Amended and Restated Credit Agreement, dated as of February 4, 1999, by and among Luigino's, The First National Bank of Chicago, as Agent, U.S. Bank National Association (formerly known as First Bank National Association) as Co-Agent, and the lenders party thereto, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, modified, renewed, refunded, replaced or refinanced directly or indirectly in whole or in part from time to time.

     "Obligations" means any principal, interest, including interest accruing after the commencement of any bankruptcy, reorganization, insolvency or similar proceeding relating to Luigino's or any of its Subsidiaries, whether or not allowed as a claim in that proceeding, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

     "Permitted Business" means the business conducted by Luigino's on the date of the indenture and businesses reasonably related thereto.

     "Permitted Investments" means:

               . any Investment in Luigino's or in a Wholly Owned Subsidiary of Luigino's;

               .    any Investment in Cash Equivalents;

               . any Investment by Luigino's or any Subsidiary of Luigino's in a Person, if as a result of the Investment:

                    (a) that Person becomes a Wholly Owned Subsidiary of Luigino's, or

                    (b) that Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, Luigino's or a Wholly Owned Subsidiary of Luigino's;

               . any Restricted Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made under and in compliance with the covenant described above under the caption "--Repurchase at the Option of Holders-- Asset Sales";

               . any acquisition of assets solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of Luigino's; and

               . other Investments in any Person having an aggregate fair market value, measured on the date each such Investment was made and without giving effect to subsequent changes in value, when taken together with all other Investments made under this clause that are at the time outstanding, not to exceed $5.0 million.

     "Permitted Junior Securities" means Equity Interests in Luigino's or debt securities that are subordinated to all Senior Debt, and any debt or equity securities issued in exchange for Senior Debt, to substantially the same extent as, or to a greater extent than, the notes are subordinated to Senior Debt under the indenture.

     "Permitted Liens" means:

               . Liens on assets of Luigino's and the Guarantors securing Senior Debt that was permitted by the terms of the indenture to be incurred;

               .    Liens in favor of Luigino's;

               . Liens on property of a Person existing at the time that Person is merged into or consolidated with Luigino's or any Subsidiary of Luigino's, provided that the Liens were in existence before the contemplation of the merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with Luigino's;

               . Liens on property existing at the time of acquisition thereof by Luigino's or any Subsidiary of Luigino's, provided that the Liens were in existence before the contemplation of the acquisition;

               . Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

               . Liens to secure Indebtedness, including Capital Lease Obligations, permitted by the fourth clause of the second paragraph of the covenant entitled "Incurrence of Indebtedness and Issuance of Preferred Stock" covering only the assets acquired with the Indebtedness;

               .    Liens existing on the date of the indenture;

               . Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded, provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor;

               . Liens incurred in the ordinary course of business of Luigino's or any Subsidiary of Luigino's with respect to obligations that do not exceed $5.0 million at any one time outstanding; and

               . Liens on assets of one or more Subsidiaries that are not Guarantors securing Indebtedness not to exceed $5.0 million.

     "Permitted Refinancing Indebtedness" means any Indebtedness of Luigino's or any of its Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of Luigino's or any of its Subsidiaries; provided that:

               . the principal amount or accreted value, if applicable, of the Permitted Refinancing Indebtedness does not exceed the principal amount of or accreted value, if applicable, plus accrued interest on, the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded, plus the amount of reasonable expenses incurred in connection therewith;

               . the Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

               . if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the notes, the Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the notes on terms at least as favorable to the Holders of notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and

               . the Indebtedness is incurred either by Luigino's or by the Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

     "Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof or any other entity.

     "Principal" means Mr. Jeno Paulucci.

     "Related Party" means:

               .    any immediate family member of the Principal, and

               . any trust, corporation, partnership or other entity, the beneficiaries, stockholders, partners, owners or Persons beneficially holding an 80.0% or more controlling interest of which consist of the Principal and/or such other Persons referred to in the first clause above.

     "Representative" means the indenture trustee or other trustee, agent or representative in respect of any Designated Senior Debt, provided that if and for so long as any Designated Senior Debt lacks a representative, then the Representative for that Designated Senior Debt shall at all times constitute the holders of a majority in outstanding principal amount of that Designated Senior Debt in respect of any Designated Senior Debt.

     "Restricted Investment" means an Investment other than a Permitted Investment.

     "Senior Debt" means:

               . all Indebtedness now or hereafter outstanding under Credit Facilities and all Hedging Obligations with respect thereto,

               . any other Indebtedness permitted to be incurred by Luigino's or a Guarantor under the terms of the indenture, unless the instrument under which the Indebtedness is incurred expressly provides that it is on a parity with or subordinated in right of payment to the notes or the Guarantee of that Guarantor, as the case may be, and

               . all Obligations with respect to the foregoing. Notwithstanding anything to the contrary in the foregoing, Senior Debt will not include:

                    (a) any liability for federal, state, local or other taxes owed or owing by Luigino's,

                    (b) any Indebtedness of Luigino's to any of its Subsidiaries or other Affiliates,

                    (c)  any trade payables, or

                    (d) any Indebtedness that is incurred in violation of the indenture.

     "Stated Maturity" means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the original documentation governing the Indebtedness, and shall not include any contingent obligations to repay, redeem or repurchase any such interest or principal before the date originally scheduled for the payment thereof.

     "Subsidiary" means, with respect to any Person:

               . any corporation, association or other business entity of which more than 50.0% of the total voting power of shares of Capital Stock entitled, without regard to the occurrence of any contingency, to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person ,or a combination thereof, and

               .    any partnership

                    (a) the sole general partner or the managing general partner of which is that Person or a Subsidiary of that Person, or

                    (b) the only general partners of which are that Person or of one or more Subsidiaries of that Person, or any combination thereof.

     "Subsidiary Guarantee" means a Guarantee by a Subsidiary on a senior subordinated basis of Luigino's payment obligations under the notes and the indenture in the form attached as an exhibit to the indenture.

     "Tax Distribution Agreement" means the agreement dated the Issue Date among Luigino's shareholders and Luigino's, as in effect on the date of the indenture.

     "Voting Stock" of any Person as of any date means the Capital Stock of that Person that is at the time entitled to vote in the election of the board of directors of that Person.

     "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing (1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years, calculated to the nearest one-twelfth, that will elapse between that date and the making of that payment, by (2) the then outstanding principal amount of that Indebtedness.

     "Wholly Owned Subsidiary" of any Person means a Subsidiary of that Person all of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned by that Person or by one or more Wholly Owned Subsidiaries of that Person and one or more Wholly Owned Subsidiaries of that Person.

                          FEDERAL TAX CONSIDERATIONS

     The following discussion is a summary of material United States federal income tax consequences of the ownership and disposition of the notes by a Foreign Person (as defined below), based upon current provisions of the IRS code, judicial decisions, and administrative interpretations, all of which are subject to change at any time by legislative, judicial or administrative action. Any such changes may be applied retroactively in a manner that could adversely affect a holder of the notes. There can be no assurance that the Internal Revenue Service will not challenge the conclusions stated below, and no ruling from the IRS has been or will be sought on any of the matters discussed below.

     The following discussion constitutes the opinion of Dorsey & Whitney LLP, counsel to Luigino's, and does not purport to be a complete analysis of all the potential federal income tax effects relating to the ownership and disposition of the notes by Foreign Persons or any other person, and, without limiting the generality of the foregoing, this summary does not address the effect of any special rules applicable to some types of purchasers, including dealers in securities, insurance companies, financial institutions, tax-exempt entities, and persons who hold notes as part of a straddle, hedge, or conversion transaction. This discussion is limited to Foreign Persons other than former United States citizens or former residents of the United States and is limited to Foreign Persons who hold the notes as capital assets within the meaning of Section 1221 of the IRS code. This discussion does not address the effect of any state, local, or foreign tax laws. Holders of notes who are Foreign Persons are urged to consult their own tax advisors regarding the specific tax consequences to them of owning and disposing of notes.

U.S. Federal Income Tax Consequences to Foreign Persons

     For purposes of this discussion, the term "U.S. Person" means:

     .    an individual who is a citizen or resident of the United States,

     . a corporation or partnership created or organized in or under the laws of the United States or any state thereof,

     . an estate the income of which is subject to United States federal income taxation regardless of its source, or

     . a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

The term "Foreign Person" means a person other than a U.S. Person.

     Any interest earned on a note by a holder who is a Foreign Person will be considered "portfolio interest" and will not be subject to United States federal income tax, and will not be subject to United States tax withholding, except for "backup withholding" in the circumstances described below, if:

     . the Foreign Person is neither (1) a "controlled foreign corporation" that is related to Luigino's as described in Section 881(c)(3)(C) of the IRS code, (2) a bank that has purchased notes under an extension of credit made in the ordinary course of its trade or business, nor
          (3) a person who owns, actually or constructively, 10.0% or more of the voting power in Luigino's;

     . the person who would otherwise be required to withhold tax from payments of such interest (the "withholding agent") is furnished an IRS Form W-8, or an acceptable substitute form, signed under penalties of perjury, identifying the beneficial owner of the note and stating that the beneficial owner of the note is a Foreign Person; and

     . the interest is not effectively connected with the conduct of a trade or business within the United States by the Foreign Person.

     Any interest, other than "portfolio interest," earned on a note by a Foreign Person will be subject to United States federal income tax and withholding at a rate of 30.0%, or at a lower rate under an applicable tax treaty, if that interest is not effectively connected with the conduct of a trade or business within the United States by that Foreign Person.

     Any interest earned on a note, and any gain realized on a sale or exchange, including a redemption, of a note, that is effectively connected with the conduct of a trade or business within the United States by the Foreign Person and if tax treaties apply, is attributable to a United States permanent establishment maintained by the Foreign Person, will be subject to United States federal income tax at regular graduated rates and, if the Foreign Person is a corporation, may also be subject to a United States branch profits tax equal to 30.0%, or any lower rate provided by an applicable tax treaty, of its effectively connected earnings and profit for the taxable year, subject to adjustments. Such income will not be subject to United States income tax withholding, however, if the Foreign Person furnishes the proper certificate to the withholding agent.

     Any gain realized by a Foreign Person on a sale or exchange, including a redemption, of a note will not be subject to United States federal income tax or withholding if:

     . the gain is not effectively connected with the conduct of a trade or business within the United States by the Foreign Person and if tax treaties apply, is not attributable to a United States permanent establishment maintained by the Foreign Person, and

     . in the case of a Foreign Person who is an individual, that individual is not present in the United States for 183 days or more in the taxable year of the sale or exchange, or the individual does not have a "tax home" in the United States and the gain is not attributable to an office or other fixed place of business maintained in the United States by the individual.

     For United States estate tax purposes, the gross estate of an individual who is not a United States citizen or resident as specially defined for United States federal estate tax purposes and who holds a note at the time of his death is not deemed to include that note if the interest thereon constitutes "portfolio interest" without regard to whether the "portfolio interest" certification requirements are satisfied.

Backup Withholding and Information Reporting

     Information reporting on IRS Form 1099 and backup withholding will not apply to payments made by Luigino's or any agent thereof to a holder of a note if the holder has furnished a certification under penalties of perjury that it is a Foreign Person, or has otherwise demonstrated that it qualifies for an applicable exemption, provided that neither Luigino's nor the agent has actual knowledge to the contrary.

     If a Foreign Person sells a note through a United States office of a broker, the broker is required to file an information report and is required to withhold 31.0% of the sale proceeds unless the Foreign Person certifies under penalties of perjury its non-United States status, and the payor does not have actual knowledge to the contrary, or otherwise establishes an exemption. If a Foreign Person sells a note through a foreign office of a broker, backup withholding is not required; but information reporting is required if the broker does not have documentary evidence that the holder is a Foreign Person and if the broker is a U.S. Person, is a "controlled foreign corporation" for United States federal income tax purposes, or derives 50.0% or more of its gross income for a specified three year period from the conduct of a trade or business in the United States.

     Any amount withheld from payment to a holder under the backup withholding rules will generally be allowed as a credit against the holder's United States federal income tax liability, if any, and may entitle the holder to a refund, provided that the required information is furnished to the IRS.

Consequences of the Exchange Offer to Exchanging and Non-exchanging Holders

     The exchange of an old note for a new note under the Exchange Offer will not be taxable to an exchanging holder for federal income tax purposes. As a result

     . an exchanging holder will not recognize any gain or loss on the exchange;

     . the holding period for the new note will include the holding period for the old note; and

     . the basis of the new note will be the same as the basis for the old note.

     The Exchange Offer will not result in any federal income tax consequences to a non-exchanging holder of notes.

New Final Regulations

     The United States Treasury Department has promulgated final regulations regarding the withholding and information reporting rules discussed above. In general, the final regulations do not significantly alter the substantive withholding and information reporting requirements but unify current certification procedures and forms and clarify reliance standards. Special rules apply which permit the shifting of primary responsibility for withholding to financial intermediaries acting on behalf of beneficial owners. The final regulations are generally effective for payments made after December 31, 1999, subject to transition rules. Foreign Persons are urged to consult their own tax advisors with respect to these final regulations.


                             PLAN OF DISTRIBUTION

     Each broker-dealer participating in the exchange that receives new notes for its own account under the exchange offer must deliver a prospectus in connection with any resale of those new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by the participating broker-dealer in connection with resales of new notes received in exchange for old notes where those old notes were acquired as a result of market-making activities or other trading activities. Luigino's has agreed that, for a period of 120 days after the date of this prospectus, it will make this prospectus, as amended or supplemented, available to any participating broker-dealer for use in connection with any such resale. In addition, for a period of 90 days after the date of this prospectus, all dealers effecting transactions in the new notes may be required to deliver a prospectus.

     Luigino's will not receive any proceeds from any sales of new notes by broker- dealers participating in the exchange. New notes received by participating broker-dealers for their own account under the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of these methods of resale, at market prices prevailing at the time of resale, at prices related to those prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any participating broker-dealer and/or the purchasers of any new notes sold by them. Any participating broker-dealer that resells the new notes that were received by it for its own account under the exchange offer and any broker or dealer that participates in a distribution of those new notes may be deemed to be an "underwriter" within the meaning of the Securities Act, and any profit on any resale of new notes and any commissions or concessions received by any persons making the sales may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a participating broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

     For a period of 120 days after the expiration date of the exchange offer, Luigino's will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer participating in the exchange that requests those documents in its letter of transmittal.


                                 LEGAL MATTERS

     The validity of the new notes and the tax matters described under "Federal Tax Considerations" will be passed upon for Luigino's by Dorsey & Whitney LLP, Minneapolis, Minnesota. William H. Hippee, Jr., a partner in Dorsey & Whitney LLP, is a director of Luigino's and a trustee of some of the trusts that are the beneficial owners of shares of the Common Stock of Luigino's. See the "Ownership of Common Stock" section of this prospectus.


                                    EXPERTS

     The financial statements included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

                      WHERE YOU CAN FIND MORE INFORMATION

     Luigino's is not currently subject to the information reporting requirements of the Exchange Act. However, according to the indenture, we have agreed to file with the Commission and to provide to holders of the old notes and the new notes, as applicable, copies of the financial and other information that would be contained in the annual reports and quarterly reports that Luigino's would be required to file with the Commission if we were subject to those requirements of the Exchange Act. Luigino's will also make these reports available to prospective purchasers of the new notes, and to securities analysts and broker-dealers upon request. In addition, Luigino's has agreed to furnish to holders of the old notes, and prospective purchasers of the new notes, upon request, the information required to be delivered under Rule 144A (d)(4) under the Securities Act until Luigino's has exchanged the old notes for the new notes or the Commission has declared effective the Registration Statement of which this prospectus is a part.

     This prospectus does not contain all the information in the Registration Statement and its exhibits which Luigino's filed with the Commission under the Securities Act and to which we refer to in this prospectus. You can inspect and copy the other information Luigino's filed with the Commission at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and CitiCorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can copy these materials at the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission also maintains a web site which contains this information. You can visit this site at http://www.sec.gov.

                                LUIGINO'S, INC.

                         Index to Financial Statements


                                                                                                               Page
                                                                                                               ----
Report of Independent Public Accountants...................................................................    F-2

Balance Sheets as of January 4, 1998 and January 3, 1999...................................................    F-3

Statements of Income for the Fiscal Years Ended December 29, 1996, January 4, 1998
     and January 3, 1999...................................................................................    F-4

Statements of Stockholders' Equity (Deficit) for the Fiscal Years Ended December 29, 1996,
     January 4, 1998 and January 3, 1999...................................................................    F-5

Statements of Cash Flows for the Fiscal Years Ended December 29, 1996, January 4, 1998
     and January 3, 1999...................................................................................    F-6

Notes to Financial Statements..............................................................................    F-7

Balance Sheets as of January 3, 1999 and April 25, 1999 (unaudited)........................................   F-14

Statements of Income (Loss) for the First Fiscal Quarters Ended
     April 26, 1998 (unaudited) and April 25, 1999 (unaudited).............................................   F-15

Statements of Cash Flows for the First Fiscal Quarters Ended
     April 26, 1998 (unaudited) and April 25, 1999 (unaudited).............................................   F-16

Notes to Financial Statements (unaudited)..................................................................   F-17

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Luigino's, Inc.:

We have audited the accompanying balance sheets of Luigino's, Inc. (a Minnesota corporation) as of January 4, 1998 and January 3, 1999, and the related statements of income, stockholders' equity (deficit) and cash flows for each of the three years in the period ended January 3, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Luigino's, Inc. as of January 4, 1998 and January 3, 1999, and the results of its operations and its cash flows for each of the three years in the period ended January 3, 1999, in conformity with generally accepted accounting principles.



                                              Arthur Andersen LLP



Minneapolis, Minnesota,
  March 5, 1999

                                LUIGINO'S, INC.
                                Balance Sheets
                (In Thousands, Except Share and Per Share Data)

                                                                                                    January 4,     January 3,
                                                                                                       1998           1999
                                                                                                  -------------   ------------
ASSETS
Current Assets:
 Cash and cash equivalents...............................................................             $  5,157     $  1,193
 Receivables, net of allowance for doubtful accounts of $282 and $150, respectively......               18,570       19,709
 Inventories.............................................................................               11,420       15,548
 Prepaid expenses and other..............................................................                1,045        1,179
                                                                                                  ------------  -----------
   Total current assets..................................................................               36,192       37,629
                                                                                                  ------------  -----------

Property, Plant and Equipment:
 Land....................................................................................                   22           22
 Buildings and improvements..............................................................               16,506       16,720
 Machinery and equipment.................................................................               42,539       77,510
 Office equipment and leasehold improvements.............................................                1,510        2,705
 Construction in progress................................................................               10,931        2,916
 Less -- Accumulated depreciation........................................................              (17,616)     (24,491)
                                                                                                  ------------  -----------
   Net property, plant and equipment.....................................................               53,892       75,382
                                                                                                  ------------  -----------
Other Assets:
 Note receivable from principal stockholder..............................................                8,808        8,809
 Restricted cash.........................................................................                  967          745
 Other...................................................................................                1,518        1,956
                                                                                                  ------------  -----------
   Total other assets....................................................................               11,293       11,510
                                                                                                  ------------  -----------
Total Assets.............................................................................             $101,377     $124,521
                                                                                                  ============  ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
 Current maturities of long-term debt....................................................             $  6,602     $  9,398
 Accounts payable........................................................................               11,765       16,942
 Accrued expenses--
  Accrued payroll and benefits...........................................................                5,754        5,118
  Accrued promotions.....................................................................                4,330        4,630
  Other..................................................................................                2,137        2,034
                                                                                                  ------------  -----------
   Total current liabilities.............................................................               30,588       38,122

Long-Term Debt, less current maturities..................................................               60,162       76,136
                                                                                                  ------------  -----------
   Total liabilities.....................................................................               90,750      114,258
                                                                                                  ------------  -----------

Commitments and Contingencies (Notes 2 and 6)

Stockholders' Equity:
 Common stocks--
  Voting, $1 stated par value, 600 shares authorized;....................................                   --           --
   100 shares issued and outstanding
  Nonvoting, $1 stated par value, 900 shares authorized;.................................                    1            1
   900 shares issued and outstanding
 Additional paid-in capital..............................................................                  655          655
 Retained earnings.......................................................................                9,971        9,607
                                                                                                  ------------  -----------
   Total stockholders' equity............................................................               10,627       10,263
                                                                                                  ------------  -----------
Total Liabilities and Stockholders' Equity...............................................             $101,377     $124,521
                                                                                                  ============  ===========

     The accompanying notes are an integral part of these balance sheets.

                                LUIGINO'S, INC.
                             Statements of Income
                                (In Thousands)

                                                                              FOR THE FISCAL YEARS ENDED
                                                                      ----------------------------------------
                                                                        DECEMBER 29,   JANUARY 4,   JANUARY 3,
                                                                            1996          1998         1999
                                                                      --------------  ------------ -----------
Net Sales..........................................................         $199,590     $211,405     $214,975
Cost of Goods Sold.................................................          117,636      116,820      118,334
                                                                       -------------  -----------  -----------
   Gross profit....................................................           81,954       94,585       96,641
                                                                       -------------  -----------  -----------

Operating Expenses:
   Selling and promotional.........................................           55,371       51,582       51,524
   General and administrative......................................           15,479       20,490       21,272
   Reserve for plant impairment....................................               --           --        5,172
   Distribution contract termination...............................            1,675           --           --
                                                                       -------------  -----------  -----------
   Total operating expenses........................................           72,525       72,072       77,968
                                                                       -------------  -----------  -----------
   Operating income................................................            9,429       22,513       18,673
                                                                       -------------  -----------  -----------

Other Income (Expense):
   Interest expense................................................           (6,006)      (6,476)      (6,509)
   Interest income.................................................              772          786          436
   Other, net......................................................             (156)         180          235
                                                                       -------------  -----------  -----------
   Total other expense.............................................           (5,390)      (5,510)      (5,838)
                                                                       -------------  -----------  -----------
Net Income.........................................................         $  4,039     $ 17,003     $ 12,835
                                                                       =============  ===========  ===========

  The accompanying notes are an integral part of these financial statements.

                                LUIGINO'S, INC.
                 Statements of Stockholders' Equity (Deficit)
 For the Fiscal Years Ended December 29, 1996, January 4, 1998 and January 3,
                                     1999
                       (In Thousands, Except Share Data)

                                           Common Stock                                      Notes          Retained       Total
                                -----------------------------------------
                                       Voting             Non-Voting        Additional     Receivable       Earnings    Stockholder
                                -------------------   ------------------     Paid-In         From         (Accumulated    Equity
                                  Shares     Amount   Shares     Amount      Capital      Stockholders      Deficit)     (Deficit)
                                --------    -------   ------     -------   ------------  --------------   ------------  ------------
Balance, December 31, 1995...        100    $    --      900     $     1   $        655  $      (2,660)   $     (4,963) $    (6,967)
 Net income..................         --         --       --          --             --             --           4,039        4,039
                                --------    -------   ------     -------   ------------  -------------   -------------  -----------
Balance, December 29, 1996...        100         --      900           1            655         (2,660)           (924)      (2,928)
 Collection of notes
  receivable
  from stockholders..........         --         --       --          --             --          2,660              --        2,660
 Distributions to
  stockholders...............         --         --       --          --             --             --          (6,108)      (6,108)
 Net income..................         --         --       --          --             --             --          17,003       17,003
                                --------    -------   ------     -------   ------------  -------------   -------------  -----------
Balance, January 4, 1998.....        100         --      900           1            655             --           9,971       10,627
 Distributions to
  stockholders...............         --         --       --          --             --             --         (13,199)     (13,199)
 Net income..................         --         --       --          --             --             --          12,835       12,835
                                --------    -------   ------     -------   ------------  -------------   -------------  -----------
Balance, January 3, 1999.....        100    $    --      900     $     1   $        655  $          --   $       9,607  $    10,263
                                ========    =======   ======     =======   ============  =============   =============  ===========

  The accompanying notes are an integral part of these financial statements.

                                LUIGINO'S, INC.
                           Statements of Cash Flows
                                (In Thousands)

                                                                                           For The Fiscal Years Ended
                                                                                   ----------------------------------------
                                                                                     December 29,   January 4,   January 3,
                                                                                         1996          1998         1999
                                                                                   -------------   -----------  -----------
Operating Activities:
 Net income                                                                          $      4,039  $    17,003  $    12,835
 Adjustments to net income provided by operating activities -
  Depreciation and amortization                                                             5,477        5,925        7,387
  Non-cash portion of plant impairment                                                         --           --        4,722
  Other                                                                                       360          944          212
  Changes in operating assets and liabilities:
   Receivables                                                                             (4,350)       3,464       (1,139)
   Inventories                                                                               (549)      (1,236)      (4,128)
   Prepaid expenses and other                                                                 400          716         (134)
   Accounts payable                                                                          (788)         251        5,177
   Accrued expenses                                                                        (1,902)      (1,182)        (439)
                                                                                     ------------  -----------  -----------
     Net cash provided by operating activities                                              2,687       25,885       24,493
                                                                                     ------------  -----------  -----------

Investing Activities:
 Purchases of property, plant and equipment                                                (2,564)     (10,202)     (33,098)
 Purchases of other assets                                                                 (1,612)      (4,653)      (1,151)
                                                                                     ------------  -----------  -----------
     Net cash used in investing activities                                                 (4,176)     (14,855)     (34,249)
                                                                                     ------------  -----------  -----------

Financing Activities:
 Borrowings on revolving credit agreement                                                  59,850       49,250       53,900
 Payments on revolving credit agreement                                                   (56,800)     (68,750)     (38,800)
 Proceeds from debt                                                                         5,463       60,364       11,670
 Repayments of debt                                                                        (6,589)     (43,013)      (8,000)
 Decrease in restricted cash                                                                  123           --          222
 Decreases (increases) of notes receivable                                                   (463)       2,151           (1)
 Distributions to stockholders                                                                 --       (6,108)     (13,199)
                                                                                     ------------  -----------  -----------
     Net cash provided by (used in)
      financing activities                                                                  1,584       (6,106)       5,792
                                                                                     ------------  -----------  -----------
Increase (decrease) in cash and cash equivalents                                               95        4,924       (3,964)
Cash and cash equivalents, beginning of year                                                  138          233        5,157
                                                                                     ------------  -----------  -----------
Cash and cash equivalents, end of year                                               $        233  $     5,157  $     1,193
                                                                                     ============  ===========  ===========

Supplemental Information:
 Interest paid                                                                       $      6,042  $     7,253  $     6,505
                                                                                     ============  ===========  ===========

  The accompanying notes are an integral part of these financial statements.

                                LUIGINO'S, INC.

                         Notes to Financial Statements

                   (Dollars in Thousands, Except Share Data)

1.   Operations:

Luigino's, Inc. (the Company), a Minnesota corporation, manufactures food products primarily under the Michelina's and Yu Sing labels at production facilities located in Minnesota and Ohio. Its products, distributed predominately in the North American market, are sold through independent and chain store retail grocery outlets.

2.   Summary of Significant Accounting Policies:

Fiscal Year

The Company has elected a 52/53-week fiscal year which ends on the Sunday closest to December 31. The year ended December 29, 1996 (fiscal year 1996) and January 3, 1999 (fiscal year 1998) were 52-week fiscal years. The year ended January 4, 1998 (fiscal year 1997) was a 53-week fiscal year.

Revenue Recognition

Revenues are recognized as products are shipped, and promotions are accrued as commitments are made and related products are shipped. The Company records sales net of "off invoice" promotional discounts, which were $28,247, $22,350 and $19,651 for fiscal years 1996, 1997 and 1998, respectively.

The Company had a co-pack agreement to manufacture certain food products for a third party that began in mid-1992 and expired the first quarter of the 1998 fiscal year. As part of the agreement, the Company has provided consulting services to the third party for which the Company received a fee of $75 per quarter through 1996. Net sales includes revenues related to the contract packing agreement of $8,349, $8,394 and $1,006 for fiscal years 1996, 1997 and 1998, respectively.

Product Related Costs

Expenditures for research and development, advertising, sales promotion, new item placement and other product related costs are expensed as incurred.

Income Taxes

The Company has elected to be classified as an S corporation for federal and state income tax purposes whereby the Company's taxable income and available tax credits are included in the individual income tax returns of the stockholders.

The Company reports certain items for income tax purposes on a different basis from what is reflected in the accompanying financial statements. The principal differences are related to the depreciation of certain assets using accelerated methods and reserves and accruals not currently deductible for income tax purposes. The tax liabilities and benefits relating to the reversal of temporary differences in future years will be the responsibility of the stockholders unless the S corporation election is terminated, at which time deferred income taxes applicable to the temporary differences would be the responsibility of Company.

Cash and Cash Equivalents

The Company considers all highly liquid investments which are convertible into known amounts of cash and have an original maturity of three months or less to be cash and cash equivalents. Cash and cash equivalents consists primarily of money market deposits. The fair value of cash and cash equivalents approximates carrying value because of the short maturity of the investments.

Derivative Financial Instruments

The Company uses interest rate swap agreements to manage exposure to interest rate fluctuations. The Company does not use derivative instruments for speculative purposes. The differential paid or received on interest rate swap agreements is recognized as an adjustment to interest expense in the period incurred or earned.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of trade accounts receivable. Concentration of credit risk with respect to trade accounts receivable is limited due to the large number of customers and their dispersion across many geographic areas. The Company does not currently foresee a credit risk associated with these receivables.

The Company has an exclusive distribution agreement with a Canadian company to distribute the Company's products in Canada. During fiscal year 1998, the distributor accounted for 11.2% of net sales. During fiscal years 1996 and 1997, no individual customer accounted for 10% of the Company's net sales.

Inventories

Inventories are stated at the lower of first-in, first-out cost or market and consisted of the following:

                                                       January 4,  January 3,
                                                          1998        1999
                                                     ------------------------
  Raw materials...................................        $ 5,823     $ 7,266
  Finished goods..................................          3,795       6,249
  Packaging supplies..............................          1,802       2,033
                                                     ------------------------
                                                          $11,420     $15,548
                                                     ========================

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Additions and improvements that extend the life of an asset are capitalized, while repairs and maintenance costs are charged to expense as incurred. Depreciation is provided principally using the straight-line method based upon an estimated useful life of 20 to 40 years for buildings and improvements, 5 to 10 years for machinery and equipment and 3 to 10 years for office equipment and leasehold improvements.

Property, plant and equipment, and other long-term assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected undiscounted cash flows is less than the carrying value of the related asset or group of assets, a loss is recognized for the difference between the fair value and carrying value of the asset or group of assets. Such analyses necessarily involve significant judgement.

Restricted Cash

Restricted cash includes cash restricted for foreign duty bond and debt retirement.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The ultimate results could differ from those estimates.

Reclassifications

Certain amounts in the financial statements for fiscal years 1996 and 1997 have been reclassified to conform with the fiscal 1998 presentation. Those reclassifications had no effect on stockholders' equity or net income.

Fair Value of Financial Instruments

Fair values of financial instruments have been estimated in accordance with Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosures about Fair Value of Financial Instruments." The Company has estimated fair values using available market information and appropriate valuation methods. However, considerable judgment is required in formulating fair value, and the estimated fair value amounts may not be indicative of amounts which would be realized in market transactions. As of January 4, 1998 and January 3, 1999, the fair value of the Company's financial instruments approximated their respective carrying values.

Recent Accounting Pronouncements

The Company elected to adopt Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," in fiscal year 1998. SOP 98-1 provides guidance on the classification of software project costs between expense and capital. The adoption did not have a significant effect on the financial position or the results of operations of the Company.

The Company adopted SFAS No. 130, "Reporting Comprehensive Income," in fiscal year 1998, which requires presentation of comprehensive income on the face of the financial statements. The adoption did not affect the Company's disclosures as it currently has no components of other comprehensive income.

The Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," in fiscal year 1998, which established the standards for the manner in which public enterprises are required to report financial and descriptive information about their operating segments. The adoption of SFAS No. 131 did not affect the Company's results of operations, financial position or cash flows. The Company currently does not have any business activities which constitute disaggregated separate segments for reporting purposes.

The Company had foreign export sales amounting to 7.0%, 8.0% and 12.7% of net sales for fiscal years 1996, 1997 and 1998, respectively. The following table presents the details of net sales:

                           Fiscal Year 1996              Fiscal Year 1997             Fiscal Year 1998
                         --------------------        ----------------------         ---------------------
United States            $185,695        93.0%       $194,696          92.0%        $187,680         87.3%
Canada                     12,138         6.1%         14,693           7.0%          24,054         11.2%
Other                       1,757         0.9%          2,016           1.0%           3,241          1.5%
                         --------       -----        --------         -----         --------        -----
   Total                 $199,590       100.0%       $211,405         100.0%        $214,975        100.0%
                         ========       =====        ========         =====         ========        =====

The following table sets forth the Company's net sales by product line:

                           Fiscal Year 1996              Fiscal Year 1997             Fiscal Year 1998
                         --------------------        ----------------------         ---------------------
Green Label              $ 98,122        49.2%       $104,512          49.4%        $113,645         52.9%
Red Label                  26,762        13.4%         29,597          14.0%          34,638         16.1%
Blue Label                 18,743         9.4%         31,208          14.8%          29,990         14.0%
Black Label                33,564        16.8%         28,598          13.5%          27,726         12.9%
Snacks                     14,050         7.0%          9,096           4.3%           7,970          3.7%
Co-pack                     8,349         4.2%          8,394           4.0%           1,006          0.4%
                         --------       -----        --------          ----         --------        -----
   Total                 $199,590       100.0%       $211,405          100.0%       $214,975        100.0%
                         ========       =====        ========          =====        ========        =====

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which is required to be adopted in years beginning after June 15, 1999. SFAS No. 133 establishes accounting and reporting standards for derivative instruments. Because of the Company's minimal use of derivatives, management does not anticipate that the adoption of SFAS No. 133 will have a significant effect on the financial position or the results of operations of the Company.

3.    Long-Term Debt:

The Company's long-term debt consisted of the following:

                                                                             January 4,    January 3,
                                                                                1998          1999
                                                                            -----------   -----------
Notes payable to banks; principal payable in varying amounts through
 2004; interest at 8.2%; collateralized by substantially all assets of the
 Company...................................................................   $49,200      $45,500

Notes payable to banks under revolving credit agreement....................        --       15,100
Notes payable to government bodies; varying maturity dates through
 2013; interest at 2.0% to 8.0%; collateralized by certain equipment and assets under capital lease obligations related to state development
 revenue bonds and guaranteed by the principal stockholders................    12,275       10,967

Notes payable; due in varying amounts through 2004; interest at 2.0% to
 10.5%; collateralized by certain assets of the Company, including accounts receivable, inventory, intangibles, building, equipment and
 improvements..............................................................     4,030       13,372

Other......................................................................     1,259          595
                                                                            -----------   -----------
                                                                               66,764       85,534
Less -- Current maturities.................................................    (6,602)      (9,398)
                                                                            -----------   -----------
                                                                              $60,162      $76,136
                                                                            ===========   ===========

In 1997, the Company entered into a credit agreement with a group of banks that provides for a $20,000 revolving line of credit due September 30, 2002, and term loans of $30,000 and $20,000 due in varying installments through June 30, 2002 and June 30, 2004, respectively. The agreement provides for floating rate loans and Eurodollar rate loans of one, two, three, or six months in duration, plus a margin determined by the Company's cash flow leverage ratio, and a commitment fee related to the unused portion of the revolving line of credit. Borrowings under the agreement are collateralized by substantially all assets of the Company and a pledge of the Company's stock by its principal stockholder.

The Company entered into a three-year interest rate swap agreement with a commercial bank in order to manage the relationship of its fixed rate versus floating rate debt. Income and expense associated with the swap transaction are accrued over the periods prescribed by the contract. The agreement, which relates to the notional amount of $25,000, effectively increased the Company's interest rate on the debt, from the effective date, September 26, 1997, by approximately 0.29%. The fair value of the interest rate swap agreement as of January 3, 1999 was not significant.

Under terms of the debt agreements, the Company must meet certain financial and nonfinancial covenants, including maintaining certain levels of net worth and meeting or exceeding certain financial ratios. Certain covenants also require minimum employment levels at specified locations by specified dates, require certain reporting and place limitations on stock ownership and the movement of assets and operations. As of January 3, 1999, the Company was in compliance with or had obtained waivers and amendments for all such covenants.

Aggregate maturities of long-term debt for each of the five years subsequent to fiscal year 1998 are $9,398, $11,059, $12,577, $28,335, $10,985 and $13,180
thereafter.

On February 4, 1999, the Company amended and restated its existing senior credit facility with a group of banks to provide for a $50,000 revolving line of credit due January 31, 2004, and issued $100,000 10.0% Senior

Subordinated Notes due February 1, 2006. The Company used the proceeds of the Senior Subordinated Notes to retire the outstanding debt under the existing credit facility and to pay the outstanding balances on certain operating leases and other indebtedness which totaled $75,800, and to make a $15,000 distribution to its shareholders. The amended and restated credit facility requires the Company to meet certain financial and non-financial covenants under substantially the same terms and conditions as required by the previous credit facility.

The Senior Subordinated Notes were issued pursuant to an Indenture dated February 4, 1999 between the Company and U.S. Bank Trust National Association as trustee. The Senior Subordinated Notes are due February 1, 2006 and may be redeemed by the Company for a premium after March 1, 2003. The Company may also redeem up to $35,000 of the Senior Subordinated Notes with net cash proceeds of any public offerings of common stock at any time prior to February 1, 2002 at a redemption price of 110% of the principal amount redeemed, provided that such redemption occurs within 45 days of the closing of such public offering.

4.   Related-Party Transactions:

The Company maintains a bank account with a bank related to the Company through common ownership. The Company and related entities also incur costs on behalf of one another and reimburse each other for such costs. The Company leases its executive offices in Duluth, Minnesota and certain other facilities from related parties. The Company's principal shareholder and Paulucci International Ltd., Inc., a corporation wholly owned by the principal shareholder, provide the Company with various consulting and administrative support services. The Company reimburses these parties for such expenses. Management believes such transactions with and reimbursements to related parties are at cost or at terms approximating market value.

As of January 3, 1999, the Company had a note receivable of $9,059, of which $250 was classified as current due from its principal stockholder. The note bears interest at the Short Term Applicable Federal Rate (4.5% at January 3,
1999) and is due on or before January 15, 2001. Quarterly interest payments and annual principal payments commenced on April 15, 1998, and December 31, 1998, respectively. The intended sources of repayment of this note are personal assets and future cash flows of the principal stockholder. Interest income includes interest earned on stockholder notes of approximately $621, $583 and $472 for fiscal years 1996, 1997 and 1998, respectively.

5.   Capital Stock:

The Company has 1,500 authorized shares of common stock, of which 600 are entitled to vote and 900 are nonvoting. The 100 shares of voting stock currently issued and outstanding are beneficially owned by the Chairman and CEO of the Company.

6.   Commitments and Contingencies:

Lease Commitments

The Company leases warehouse and office space, equipment and certain other items under noncancelable operating leases. Total lease expense was $10,902, $11,038 and $5,596 for fiscal years 1996, 1997 and 1998, respectively.

Minimum annual rental commitments for periods subsequent to January 3, 1999 under noncancelable operating leases were as follows:

(After giving effect to the buy-out of lease commitments after year-end as described in Note 8)

          1999......................................... $  757
          2000.........................................    343
          2001.........................................    149
          2002.........................................     72
          2003.........................................     23
          Thereafter...................................     57
                                                        ------
                                                        $1,401
                                                        ======

Guarantee

The Company has guaranteed a $2,000 note payable in connection with a building in Jackson, Ohio, which the Company currently occupies under a 15-year sublease agreement.

Consulting and Employment Agreements

The Company and Paulucci International Ltd., Inc. ("Paulucci International"), a corporation wholly owned by the Company's Chairman and CEO, are parties to a Consulting Agreement, dated January 1, 1999 (the "Consulting Agreement"), pursuant to which Paulucci International provides certain consulting services to the Company. Under the terms of the Consulting Agreement, Paulucci International is paid an annual fee of $3,000 and is reimbursed for its actual out-of-pocket expenses incurred in rendering such services. If the Consulting Agreement is terminated by the Company, a termination fee is payable to Paulucci International equal to the prior twelve months consulting fee if termination is in the third or fourth year of the agreement, 75% of such amount in the fifth year and 50% of such amount in the sixth year.

The Company's President and COO is party to an employment agreement with the Company in effect until December 1999, subject to early termination or extensions thereunder. The employment agreement covers base salary and annual bonus, and provides for an 18 month noncompetition covenant upon termination of the agreement. In addition, the President and COO is paid compensation under the Company's phantom stock plan. Certain other members of management of the Company are also party to incentive agreements that link a portion of their future compensation to EBITDA.

Litigation

In November 1997, Luigino's commenced an action against The Stouffer Corporation ("Stouffer") in the United States District Court, District of Minnesota seeking a judgment declaring that our Michelina's Lean 'n Tasty trademark does not infringe or dilute Stouffer's LEAN CUISINE trademark. Stouffer counterclaimed, alleging willful and bad faith infringement and dilution of its trademark and seeking damages, including an accounting for profits resulting to Luigino's from any illegal use. In March 1998, the District Court granted summary judgment in favor of Luigino's on all claims and Stouffer appealed the matter to the United States Court of Appeals for the Eighth Circuit. In March 1999, the Court of Appeals affirmed the decision of the District Court in favor of Luigino's on all claims and counterclaims.

The Company is a party to litigation in the normal course of business. In the opinion of management, the resolution of these matters will not have a material adverse effect on the Company's financial position or results of operations.

Defined Contribution Plan

The Company sponsors a 401(k) plan which is available to all full-time salaried employees over the age of 21. There were no company contributions to the plan for fiscal year 1996. The Company provided discretionary matching contributions of $174 and $241 to eligible employees based upon their contributions to the plan for fiscal years 1997 and 1998.

Phantom Stock Plan

The Company sponsors a phantom stock plan and has issued one unit to a key employee. The provisions of the plan include minimum payments of $500 to the participant and additional amounts if the Company's stock value is in excess of $100,000. The Company recognizes compensation expense annually for the related amount based on the minimum payment due plus the additional amounts due based on stock appreciation, if any. The compensation expense was $63, $240 and $1,000 for fiscal years 1996, 1997 and 1998, respectively.

Plant Impairment

During 1996 the Company entered into an agreement with the Office of the Commissioner of the Iron Range Resources and Rehabilitation Board (IRRRB) with respect to construction of a manufacturing facility in Hibbing, Minnesota. As of January 3, 1999 the Company had invested $4,722 in the project.

In November 1999 the IRRRB made a claim that the Company had not commenced construction as required by the 1996 agreement, and demanded that the Company re-convey the property to the IRRRB and pay liquidation damages of $350. The Company has launched a vigorous defense against the IRRRB claim. Because of the uncertainty of the resolution of this matter, the Company established a reserve of $5,172 in 1998, including a non-cash charge of $4,722 for the impaired assets and $450 for potential liquidated damages and other costs.

7.   Quarterly Financial Data (Unaudited):

                                Fiscal Year 1997                          Fiscal Year 1998
                     --------------------------------------    --------------------------------------
                     1st Qtr.  2nd Qtr.  3rd Qtr.  4th Qtr.    1st Qtr.  2nd Qtr.  3rd Qtr.  4th Qtr.
                     --------  --------  --------  --------    --------  --------  --------  --------
Net sales            $ 61,550  $ 47,144  $ 47,620  $ 55,091    $ 62,958  $ 49,362  $ 44,466  $ 58,189
Gross profit           26,413    21,970    20,776    25,426      26,662    21,151    21,358    27,470
Net income (loss)       3,737     3,741     3,474     6,051       5,691     3,716    (2,915)    6,343

The first quarter is a 16 week period, while the second through fourth quarters are 12 week periods. The fourth quarter for fiscal year 1997 was a 13-week period.

The third quarter of 1998 includes a reserve for plant impairment of $5,172, including a non-cash charge of $4,722 for the impaired assets and $450 for potential future liquidated damages and other related costs.

8.   Subsequent Event (Unaudited):

On April 27, 1999, the IRRRB and the Company entered into a settlement agreement regarding the manfuacturing facility in Hibbing, Minnesota under which the Company agreed to convey the property to the IRRRB and the IRRRB agreed to pay the Company $550 and release the claims against the Company for payment of $350 in liquidated damages.

                                LUIGINO'S, INC.
                                Balance Sheets
                (In Thousands, Except Share and Per Share Data)

                                                            January 3, 1999   April 25, 1999
                                                            ---------------   --------------
                                                                                (Unaudited)
ASSETS
Current Assets:
 Cash and cash equivalents...............................          $  1,193         $    154
 Receivables, net of allowance for doubtful accounts
  of $150 and $145, respectively.........................            19,709           16,402
 Inventories.............................................            15,548           17,821
 Prepaid expenses and other..............................             1,179            2,044
                                                            ---------------   --------------
   Total current assets..................................            37,629           36,421
                                                            ---------------   --------------

Property, Plant and Equipment:
 Land....................................................                22               22
 Building and improvements...............................            16,720           16,743
 Machinery and equipment.................................            77,510           85,189
 Office equipment and leasehold improvements.............             2,705            3,305
 Construction in progress................................             2,916            5,223
 Less -- Accumulated depreciation........................           (24,491)         (27,631)
                                                            ---------------   --------------
   Net property, plant and equipment.....................            75,382           82,851
                                                            ---------------   --------------

Other Assets:
 Note receivable from principal stockholder..............             8,809            5,471
 Restricted cash.........................................               745              717
 Other...................................................             1,956            5,400
                                                            ---------------   --------------
   Total other assets....................................            11,510           11,588
                                                            ---------------   --------------
Total assets.............................................          $124,521         $130,860
                                                            ===============   ==============

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
 Current maturities of long-term debt....................          $  9,398         $  3,052
 Accounts payable........................................            16,942           12,176
 Accrued expenses --
  Accrued payroll and benefits...........................             5,118            3,071
  Accrued interest.......................................               227            2,362
  Accrued promotions and other...........................             6,437            5,446
                                                            ---------------   --------------
  Total current liabilities..............................            38,122           26,107

Long-Term Debt, less current maturities..................            76,136          114,285
                                                            ---------------   --------------
   Total liabilities.....................................           114,258          140,392
                                                            ---------------   --------------

Commitments and Contingencies

Stockholders' Equity:
 Common stocks --
 Voting, $1 stated par value, 600 shares authorized;
  100 shares issues and outstanding......................                --               --
 Non-voting, $1 stated par value, 900 shares authorized;
  900 shares issued and outstanding......................                 1                1
 Additional paid-in capital..............................               655              655
 Retained earnings.......................................             9,607          (10,188)
                                                            ---------------   --------------
   Total stockholders' equity (deficit)..................            10,263           (9,532)
                                                            ---------------   --------------

Total Liabilities and Stockholders' Equity...............          $124,521         $130,860
                                                            ===============   ==============

Note: The balance sheet at January 3, 1999 has been derived from the audited financial statements at that date but does not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. The accompanying notes are an integral part of these balance sheets.

                                LUIGINO'S, INC.
                          Statements of Income (Loss)
                                 (In Thousands)
                                  (Unaudited)

                                              First Fiscal Quarters Ended
                                                       (16 Weeks)
                                            -------------------------------
                                            April 26, 1998   April 25, 1999
                                            --------------   --------------
Net Sales................................   $       62,958   $       75,646
Cost of Goods Sold.......................           36,296           44,591
                                            --------------   --------------
  Gross profit...........................           26,662           31,055
                                            --------------   --------------

Operating Expenses:
  Selling and promotional................           13,083           25,578
  General and administrative.............            6,418            7,093
                                            --------------   --------------
  Total operating expenses...............           19,501           32,671
                                            --------------   --------------

  Operating income (loss)................            7,161           (1,616)

Other Income (Expense):
  Interest expense.......................           (1,843)          (3,471)
  Interest income........................              151              155
  Other, net.............................              222              137
                                            --------------   --------------
   Total other expense...................           (1,470)          (3,179)
                                            --------------   --------------

  Net Income (Loss)......................   $        5,691   $       (4,795)
                                            ==============   ==============

   The accompanying notes are an integral part of these financial statements.

                                LUIGINO'S, INC.
                           Statements of Cash Flows
                                (In Thousands)
                                  (Unaudited)

                                                                                         For The Fiscal Quarters Ended
                                                                                                   (16 Weeks)
                                                                                        -------------------------------
                                                                                        April 26, 1998   April 25, 1999
                                                                                        --------------   --------------
Operating Activities:
 Net income (loss)..................................................................    $        5,691   $       (4,795)
 Adjustments to net income provided
  by operating activities --
  Depreciation and amortization.....................................................             2,063            3,431
  Changes in operating assets and liabilities:
   Receivables......................................................................             6,558            3,307
   Inventories......................................................................            (2,081)          (2,273)
   Prepaid expenses and other.......................................................                15             (865)
   Accounts payable and accrued expenses............................................            (5,096)          (5,669)
                                                                                        --------------   --------------
     Net cash provided by (used in) operating activities............................             7,150           (6,864)
                                                                                        --------------   --------------

Investing Activities:
 Purchases of property, plant and equipment.........................................           (13,334)         (10,608)
 Purchases of other assets..........................................................              (322)          (3,736)
                                                                                        --------------   --------------
     Net cash used in investing.....................................................           (13,656)         (14,344)
                                                                                        --------------   --------------

Financing Activities:
 Borrowing on revolving credit agreement............................................            18,500            3,300
 Payments on revolving credit agreement.............................................            (8,400)         (18,400)
 Proceeds from debt.................................................................             2,575          100,000
 Repayments of debt.................................................................            (2,046)         (53,097)
 Decrease in restricted cash........................................................                --               28
 Decrease (increase) of notes receivable............................................              (151)           3,338
 Distributions to stockholders......................................................            (7,852)         (15,000)
                                                                                        --------------   --------------
     Net cash provided by financing activities......................................             2,626           20,169
                                                                                        --------------   --------------

Decrease in cash and cash equivalents...............................................            (3,880)          (1,039)
Cash and cash equivalents, beginning of period......................................             5,157            1,193
                                                                                        --------------   --------------
Cash and cash equivalents, end of period............................................    $        1,277   $          154
                                                                                        ==============   ==============

   The accompanying notes are an integral part of these financial statements.

                                LUIGINO'S, INC.

                         Notes to Financial Statements
                                  (unaudited)
                   (Dollars in Thousands, Except Share Data)

1.   Operations:

Luigino's, Inc. (the "Company"), a Minnesota corporation, manufactures food products primarily under the Michelina's and Yu Sing labels at production facilities located in Minnesota and Ohio. Its products, distributed predominately in the North American market, are sold through independent and chain store retail grocery outlets.

2.   Basis of Presentation:

The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments consisting solely of normal recurring items considered necessary for a fair presentation have been included.

Operating results for the sixteen week period ended April 25, 1999 are not necessarily indicative of the results that may be expected for the fiscal year ending January 2, 2000.

For further information, refer to the audited financial statements and footnotes thereto included elsewhere in this prospectus.

3.   Fiscal Year:

The Company has elected a 52/53 week fiscal year which ends on the Sunday closest to December 31, and a 16-week first fiscal quarter, 12-week second and third quarter and a 12 or 13 week fourth quarter.

4.   Inventories:

Inventories are stated at the lower of first-in, first-out cost or market and consisted of the following at the balance sheet dates:

                                           January 3, 1999    April 25, 1999
                                           ---------------    --------------
     Raw Materials.....................    $         7,266    $        8,272
     Finished Goods....................              6,249             7,289
     Packaged Supplies.................              2,033             2,260
                                           ---------------    --------------
                                           $        15,548    $       17,821
                                           ===============    ==============


5.   Long-Term Debt:

On February 4, 1999, the Company amended and restated its existing senior credit facility with a group of banks to provide for a $50,000 revolving line of credit due January 31, 2004, and issued $100,000 10.0% Senior Subordinated Notes due February 1, 2006. The Company used the proceeds of the Senior Subordinated Notes to retire the outstanding debt under the existing credit facility of $63,900 and to pay the outstanding balances on certain operating leases and other indebtedness of $5,854 and $6,021, and to make a $15,000 distribution to its shareholders. The amended and restated credit facility requires the Company to meet certain financial and non-financial covenants under substantially the same terms and conditions as required by the previous credit facility.

The Senior Subordinated Notes were issued pursuant to an Indenture dated February 4, 1999 between the Company and U.S. Bank Trust National Association as trustee. The Senior Subordinated Notes are due February 1, 2006 and may be redeemed by the Company for a premium after March 1, 2003. The Company may also redeem up to

$35,000 of the Senior Subordinated Notes with net cash proceeds of any public offerings of Common Stock at any time prior to February 1, 2002 at a redemption price of 110% of the principal amount redeemed, provided that such redemption occurs within 45 days of the closing of such public offering.

6.   Subsequent Event:

During 1996, the Company entered into an agreement with the Office of the Commissioner of the Iron Range Resources and Rehabilitation Boards ("IRRRB") with respect to the construction of a manufacturing facility in Hibbing, Minnesota. As of January 3, 1999 the Company had invested $4,722 in the project. In November 1998, the IRRRB made a claim that the Company had not commenced construction as required by the 1996 agreement, and demanded that the Company re-convey the property to the IRRRB and pay liquidated damages of $350. Because of the uncertainty of the resolution of this matter, the Company established a reserve of $5,172 in 1998, including a non-cash charge of $4,722 for the impaired assets and $450 for potential liquidated damages and other costs. On April 27, 1999, the IRRRB and the Company entered into a settlement agreement under which the Company agreed to convey the property to the IRRRB and the IRRRB agreed to pay the Company $550 and release the claims against the Company for payment of $350 in liquidated damages. Adjustments to the financial statements related to this settlement will be recorded in the second fiscal quarter of 1999.